UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2020

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

EXHIBITS

Exhibit Number

1	Annual report for the year ended December 31, 2019, released on April 15, 2020.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry,

including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and future 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: April 16, 2020

By:	/s/ Yung Shun Loy Jacky
Name:	Yung Shun Loy Jacky
Title:	Company Secretary

Exhibit 1 CHINA UNICOM (HONG KONG) LIMITED HKEx : 762 | NYSE : CHU ANNUAL REPORT 2019Exhibit 1 CHINA UNICOM (HONG KONG) LIMITED HKEx : 762 | NYSE : CHU ANNUAL REPORT 2019

Cutting edge 5G technology enabling uncharted new applications UN IMAGINABLE EXPERIENCE Super fast speed 1 Gbps (AR, VR, 8K live broadcast, 3D, Cloud Games….) Massive connectivity 1 million connected devices per 2 km by one base station (Internet of Things) Ultra reliable low latency 1 milli-second (Autonomous driving, robotic operation……) Cutting edge 5G technology enabling uncharted new applications UN IMAGINABLE EXPERIENCE Super fast speed 1 Gbps (AR, VR, 8K live broadcast, 3D, Cloud Games….) Massive connectivity 1 million connected devices per 2 km by one base station (Internet of Things) Ultra reliable low latency 1 milli-second (Autonomous driving, robotic operation……)

Huge synergy To co-build and co-share one 5G Enormous savings in construction and UN PRECEDENTED access network nationwide in China operating costs; network deployment with another operator pace, coverage, speed, bandwidth & SHARING capacity ALL DOUBLEHuge synergy To co-build and co-share one 5G Enormous savings in construction and UN PRECEDENTED access network nationwide in China operating costs; network deployment with another operator pace, coverage, speed, bandwidth & SHARING capacity ALL DOUBLE

UNRIVALLED EDGES



5G network
"co-build co-share"

Centralized IT system well-supports open cooperation

Well-established Internet oriented mindset & operation

Leverage mixed-ownership reform benefits

Collaboration with 14 strategic investors

Poised to create new value UN LIMITED To innovate and share a good smart living OPPORTUNITIES To empower businesses clients to grow and thrive To leverage unrivalled edges to increase own revenue and profitPoised to create new value UN LIMITED To innovate and share a good smart living OPPORTUNITIES To empower businesses clients to grow and thrive To leverage unrivalled edges to increase own revenue and profit

FORWARD-LOOKING ST A TEMENTS Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. 2 Company Profile 4 3 Performance Highlights Shareholding Structure CONTE 6 Major Events 8 Chairman’s Statement 14 5 Business Overview Performance Highlights 18 Financial OverviewFORWARD-LOOKING ST A TEMENTS Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. 2 Company Profile 4 3 Performance Highlights Shareholding Structure CONTE 6 Major Events 8 Chairman’s Statement 14 5 Business Overview Performance Highlights 18 Financial Overview

35 Corporate Culture 24 Directors and Senior Management 36 38 Recognition and Awards Corporate Governance Report NTS 62 Report of the Directors 88 Independent Auditor’s Report 93 Consolidated Statement of Income 80 94 Consolidated Statement of Comprehensive Income 95 Consolidated Statement of Financial Position Human Resources Development 98 Consolidated Statement of Changes in Equity 99 Consolidated Statement of Cash Flows 102 Notes to the Consolidated Financial Statements 198 Financial Summary 200 Corporate Information 82 Social Responsibility35 Corporate Culture 24 Directors and Senior Management 36 38 Recognition and Awards Corporate Governance Report NTS 62 Report of the Directors 88 Independent Auditor’s Report 93 Consolidated Statement of Income 80 94 Consolidated Statement of Comprehensive Income 95 Consolidated Statement of Financial Position Human Resources Development 98 Consolidated Statement of Changes in Equity 99 Consolidated Statement of Cash Flows 102 Notes to the Consolidated Financial Statements 198 Financial Summary 200 Corporate Information 82 Social Responsibility

2 China Unicom (Hong Kong) Limited (the “Company”) was incorporated in Hong Kong in February 2000 and was listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index. The Company merged with China Netcom Group Corporation (Hong Kong) Limited on 15 October 2008. The Company was one of the “Fortune Global 500” companies for consecutive years, and ranked 262nd in “Fortune Global 500” for the year 2019. It was also voted as “Asia’s No.1 Most Honored Telecom Company” for the fourth consecutive year by Institutional Investor. COMP ANY PR OFILE The Company is committed to being a creator of smart living trusted by customers, connecting the world to innovate and share a good smart living, improving the quality of products and services continuously to fulfill customer needs. Future products and services will be developed in a “smart” way. Internet of Things, cloud computing, Big Data and other technologies will be used for the smart processing on data and information. The Company’s telecommunication network covers China and connects to the world. It provides full range and high quality information and telecommunication services, including mobile broadband, fixed-line broadband, mobile voice, fixed-line voice, ICT, data communications and other related value-added services. As at the end of 2019, the Company had mobile billing subscribers of about 318 million, of which 4G subscribers of about 254 million, fixed-line broadband subscribers of about 83 million, and fixed-line local access subscribers of about 54 million. As at 31 December 2019, the ultimate parent company of the Company, China United Network Communications Group Company Limited had an effective interest of 52.1% of the shares in the Company through China United Network Communications Limited (“A Share Company”), China Unicom (BVI) Limited and China Unicom Group Corporation (BVI) Limited; the strategic investors, employee restrictive incentive shares and the public shareholders of A Share Company had an effective interest of 27.8% of the shares in the Company through A Share Company’s shareholding in China Unicom (BVI) Limited. The remaining 20.1% of the shares in the Company were beneficially owned by public shareholders.2 China Unicom (Hong Kong) Limited (the “Company”) was incorporated in Hong Kong in February 2000 and was listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index. The Company merged with China Netcom Group Corporation (Hong Kong) Limited on 15 October 2008. The Company was one of the “Fortune Global 500” companies for consecutive years, and ranked 262nd in “Fortune Global 500” for the year 2019. It was also voted as “Asia’s No.1 Most Honored Telecom Company” for the fourth consecutive year by Institutional Investor. COMP ANY PR OFILE The Company is committed to being a creator of smart living trusted by customers, connecting the world to innovate and share a good smart living, improving the quality of products and services continuously to fulfill customer needs. Future products and services will be developed in a “smart” way. Internet of Things, cloud computing, Big Data and other technologies will be used for the smart processing on data and information. The Company’s telecommunication network covers China and connects to the world. It provides full range and high quality information and telecommunication services, including mobile broadband, fixed-line broadband, mobile voice, fixed-line voice, ICT, data communications and other related value-added services. As at the end of 2019, the Company had mobile billing subscribers of about 318 million, of which 4G subscribers of about 254 million, fixed-line broadband subscribers of about 83 million, and fixed-line local access subscribers of about 54 million. As at 31 December 2019, the ultimate parent company of the Company, China United Network Communications Group Company Limited had an effective interest of 52.1% of the shares in the Company through China United Network Communications Limited (“A Share Company”), China Unicom (BVI) Limited and China Unicom Group Corporation (BVI) Limited; the strategic investors, employee restrictive incentive shares and the public shareholders of A Share Company had an effective interest of 27.8% of the shares in the Company through A Share Company’s shareholding in China Unicom (BVI) Limited. The remaining 20.1% of the shares in the Company were beneficially owned by public shareholders.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 3

SHAREHOLDING STRUCTURE


CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED
Employee Restrictive Incentive Shares
Strategic Investors
Other Public Shareholders
100%
36.7%
35.2%*
2.6%
25.5%
China Unicom Group Corporation (BVI) Limited
CHINA UNITED NETWORK COMMUNICATIONS LIMITED
17.9%
82.1%
26.4%**
China Unicom (BVI) Limited
Public Shareholders
53.5%
20.1%
CHINA UNICOM (HONG KONG) LIMITED

* The shares of China United Network Communications Limited held by strategic investors represented the shares acquired by the strategic investors introduced by the mixed-ownership reform from non public share issuance and transfer of existing shares.

** Excluded the interest regarding the pre-emptive right owned by China Unicom Group Corporation (BVI) Limited in 225,722,791 shares of the Company.

As at 31 December 2019

4

PERFORM
HIGHLI

KEY FINANCIAL DATA	2019	2018	Change YoY
Operating Revenue (RMB billions)	**290.51**	290.88	–0.1%
Of which: Service Revenue	**264.39**	263.68	0.3%
EBITDA[1] (RMB billions)	**94.36**	84.91	11.1%
As % of Service Revenue	**35.7%**	32.2%	3.5pp
Net Profit[2] (RMB billions)	**11.33**	10.20	11.1%
Basic EPS (RMB)	**0.370**	0.333	11.1%
Free Cash Flow[3] (RMB billions)	**26.4**	47.5	–44.5%

Note 1: EBITDA represents profit for the year before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 2: Net profit represented profit attributable to equity shareholders of the Company.

Note 3: Excluded the impact of adoption of IFRS/HKFRS 16 on free cash flow in 2019 (i.e. free cash flow = operating cash flow – CAPEX – capital element of lease rentals paid.)

Note 4: Calculated the cumulative free cash flow generated since 2017.


2019
12.4%
2018
8.7%
2017
6.4%

INDUSTRY INTERNET REVENUE
AS PERCENTAGE OF SERVICE REVENUE

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 5

ANCE
GHTS



2017
42.9
2018
90.4
2019
116.8
2017
1.83
2018
10.20
2019
11.33

CUMULATIVE FREE CASH FLOW[3, 4] (RMB BIL)

NET PROFIT[2] (RMB BIL)

6 MAJOR MARCH 2019 APRIL 2019 Established a JV, Yunjing Wenlv, with Tencent China Unicom’s Big Data service company, to develop smart culture tourism products Smart Steps, introduced JD Digits as strategic investor China Unicom’s IoV subsidiary, Smart Connection Technology, introduced 9 strategic investors, including the largest automobile companies in China such as FAW, Dongfeng Motor, GAC, etc.6 MAJOR MARCH 2019 APRIL 2019 Established a JV, Yunjing Wenlv, with Tencent China Unicom’s Big Data service company, to develop smart culture tourism products Smart Steps, introduced JD Digits as strategic investor China Unicom’s IoV subsidiary, Smart Connection Technology, introduced 9 strategic investors, including the largest automobile companies in China such as FAW, Dongfeng Motor, GAC, etc.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 7

EVENTS



MAY 2019

China Unicom's Yunnan branch expanded socialised operational cooperation to the entire province, symbolising mixed-ownership reform officially implemented at provincial branch level

JUNE 2019

Ministry of Industry and Information Technology (MIIT) granted the permit to operate 5G digital cellular mobile communications service

SEPTEMBER 2019

Entered into agreement with China Telecom of cooperation on 5G network "co-build and co-share" to deploy one 5G access network nationwide

OCTOBER 2019

Officially launched 5G commercial service and announced 5G service packages

NOVEMBER 2019

Officially commenced offering mobile number portability (MNP) service nationwide

8 CHAIRMAN’S ST A TEMENT Dear Shareholders, 2019 was a crucial year for China Unicom to implement high- quality development transformation. During the year, the Company actively responded to the complex environment and the short-term pains arising from transformation, deeply practised the new development philosophy, adhered to rational and orderly competition with self-discipline, implemented the “co-build and co-share” of 5G network, and deeply advanced the mixed-ownership reform. China Unicom’s “Five New” establishment continued to make inroads and achieved breakthrough in certain key strategic areas. WANG XIAOCHU Chairman and CEO8 CHAIRMAN’S ST A TEMENT Dear Shareholders, 2019 was a crucial year for China Unicom to implement high- quality development transformation. During the year, the Company actively responded to the complex environment and the short-term pains arising from transformation, deeply practised the new development philosophy, adhered to rational and orderly competition with self-discipline, implemented the “co-build and co-share” of 5G network, and deeply advanced the mixed-ownership reform. China Unicom’s “Five New” establishment continued to make inroads and achieved breakthrough in certain key strategic areas. WANG XIAOCHU Chairman and CEO

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 9



OVERALL RESULTS

In 2019, challenged by the complex internal and external environment, the Company continued to face pressure in revenue growth. To answer the severe challenges, the Company actively deepened transformation and promoted high-quality development, registering service revenue of RMB264.4 billion, representing an increase of 0.3% year-on-year. Benefiting from an effective cost control, despite the continuous impact of "Speed Upgrade and Tariff Reduction", the Company's profitability maintained a decent growth, with EBITDA[1] reaching RMB94.4 billion, representing a year-on-year increase of 11.1%; profit before income tax amounted to RMB14.2 billion and profit attributable to equity shareholders of the Company amounted to RMB11.3 billion, representing a year-on-year increase of 11.1%.

The Company persisted in precise and highly efficient investment and innovatively rolled out the "co-build and co-share" of 5G network, saving substantial capital expenditure while ensuring the highly efficient deployment of 5G network. In 2019, the Company's capital expenditure amounted to RMB56.4 billion, and its free cash flow[2,3] remained strong, reaching RMB26.4 billion. As at the end of 2019, the liabilities-to-asset-ratio[2] of the Company was 39.3%, representing a year-on-year decrease of 2.5 percentage points. The Company's financial position became even more healthy with significantly enhanced financial strengths, laying a solid foundation for sustainable development in the future.

The Company attached great importance to shareholders' returns. With due regard to the Company's profitability, debt and cash flow level and capital requirements for future development, etc., the Board of Directors recommended the payment of a final dividend of RMB0.148 per share, as compared to a dividend of RMB0.134 per share for 2018. Going forward, the Company will continue to strive to enhance its profitability and shareholders' returns.

BUSINESS DEVELOPMENT

In 2019, the domestic telecommunications industry development experienced a short-term pain with weak revenue growth and pressure on industry value. Facing the new dynamics and new challenges of the industry development, the Company adjusted the mobile development priority in the second half of the year, further self-disciplined on rational and orderly competition and strived to transform business model and promote development quality. At the same time, the Company boosted the capability and accelerated the scale development of innovative businesses, driving the stabilisation and gradual recovery of overall service revenue.

Timely adjusted mobile development priority and promoted business quality enhancement

In 2019, the development of the Company's mobile service was heavily challenged by "Speed Upgrade and Tariff Reduction", market saturation, fierce market competition and diminishing 4G data bonus. The Company proactively adjusted the priority, adhered to differentiated development, deeply promoted the Internet-oriented operation transformation, striving to shift the focus from scale development to the growth quality enhancement, and maintaining the value of the Company. The Company was committed to rational and orderly competition, strictly controlled the selling and marketing costs and actively addressed the ineffective and low-value products and channels. The Company prioritised resources to actively develop mid-to-high-end differentiated products. The Company leveraged big data to accurately drive new customer acquisition and existing user retention, while offering differentiated products and services to improve customer experience in active response to the mobile number portability policy. We pioneered to launch "5G^{n}" brand, leading the consumption upgrade and promoting the recovery of customers' value.

10

CHAIRMAN'S STATEMENT

In 2019, mobile service revenue of the Company amounted to RMB156.4 billion, representing a year-on-year decrease of 5.3%, and the rate of decline slowed down as compared with the first three quarters. The Company saw a net addition of 3.44 million mobile billing subscribers, reaching a total of 318 million mobile billing subscribers, of which, the net addition of 4G subscriber amounted to 33.84 million, reaching a total of 254 million 4G subscribers and accounting for 80% of mobile billing subscribers, which represented a year-on-year increase of 10 percentage points. The mobile subscriber mix continued to improve during the year.

The Company continued to implement "Speed Upgrade and Tariff Reduction" policy. While the unit pricing of mobile data service decreased significantly year-on-year, the total mobile data traffic volume and the monthly average DOU per mobile handset user continued to increase significantly. In 2019, the total mobile data traffic volume increased by 46%, and the monthly average DOU per handset user reached 8GB; Mobile Internet access revenue reached RMB102.8 billion.

Creating differentiated advantages in broadband service and making new breakthroughs in household market

Facing the fierce competition in the broadband market, the Company was persistent in rational and orderly competition and highlighted the advantages of its high bandwidth and integrated product with a view to actively coping with challenges. During the year, the Company focused on developing high quality gigabit broadband services in key cities. New broadband marketing models such as 2I2H and 2B2H were actively expanded by the Company. The Company also advanced the promotion of smart home products such as "WO Family fixed-line", "WO Family surveillance", "WO Family video platform" and "WO Family network deployment" to household customers, and further the integrated development of "fixed-line broadband + mobile service + smart hardware", with a view to driving mutual growth across services.

In 2019, the Company's fixed-line broadband access revenue decreased by 1.7% year-on-year to RMB41.6 billion. Fixed-line broadband subscribers registered a net addition of 2.60 million to a total of 83.48 million subscribers. The penetration rate of video content service out of fixed-line broadband subscribers exceeded 50%. The penetration rate of the integrated service out of fixed-line broadband subscribers reached 59%, representing a year-on-year increase of 8 percentage points.

Accelerating transformation of growth drivers with continuous rapid growth of innovative services

The Company seized the opportunities arising from the digital transformation across industries, focused on key innovative businesses such as cloud computing, big data and artificial intelligence (AI) and Internet of Things (IoT), and drove the development of innovative businesses and fundamental services through the integrated operation of "cloud + smart network + smart application". We strengthened the centralised operation, leveraged huge synergy of the "cloud-network-edge-node-business" and built a cloud business capability platform through ecological cooperation. The deployment of premium network for government and enterprises customers (SDN intelligent network) was accelerated and industrial Internet solutions and products were actively developed. Driven by 5G, the Company collaborated with leading players in certain key industries to actively create typical 5G applications, accelerate the incubation of innovative 5G industry applications, promoting the prosperity of 5G ecosystem and generating energy for future growth.

In 2019, the Company's revenue from industry Internet business increased by 43% year-on-year to RMB32.9 billion, accounting for 12.4% of the total service revenue, becoming an important driver in stabilising service revenue momentum.

Driven by the rapid growth of innovative business, the Company's fixed-line service revenue reached RMB105.7 billion, representing a year-on-year increase of 9.7%.

NETWORK CONSTRUCTION

Actively executed new vision with remarkable achievement in the "co-build and co-share" of 5G network

The Company was committed to a highly-efficient, well-paced and focused approach in 5G network deployment. We undertook the concept of open innovation, win-win cooperation and actively promoted the "co-build and co-share" of network.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 11

On 9 September 2019, the Company entered into a cooperation agreement with China Telecom to jointly build one 5G access network across the country, creating a new model of centralised and rapid development of 5G. While significantly saving capital expenditure, the Company would enjoy the doubling of 5G network coverage, bandwidth, capacity and transmission speed, providing users with better experience. Currently, the two companies (China Unicom and China Telecom) shared 50,000 5G base stations and jointly saved investments costs of RMB10 billion. There were more than 60,000 5G base stations available for use by the Company, supporting the evolvement of 5G service from trial to commercial launch.

In the future, the Company will leverage the advantages of "co-build and co-share" and invest steadily, precisely and dynamically on 5G network deployment, with due regard to the technological progress, maturity of the value chain, as well as market and business demand, etc. While achieving material saving in capital expenditure and operating expenses, the Company would see its 5G network quality comparable with the leading operator. In addition, the Company will actively and comprehensively step up the "co-build and co-share" with China Telecom in areas such as 4G indoor distributed antenna systems, server rooms, optical fibre and pipelines to further enhance network advantages and corporate value.

Precise infrastructure deployment brought substantial enhancement in network quality

Focusing on the demand of "5G + 4G" premium network and innovative business, network infrastructure was highly efficiently and precisely deployed. By fully leveraging the advantages of LTE 900MHz spectrum, the Company achieved vast improvement in the depth and breadth of 4G network coverage. The Company continued to optimise the network structure and accelerated the adoption SDN and NFV, cloudification and intelligent network. As at the end of 2019, the total number of 4G base stations of the Company reached 1.41 million (including 4G macro stations and indoor distribution systems), of which 0.24 million were LTE 900MHz base station, significantly enhancing the in-depth coverage and the wide coverage of rural areas of 4G network. A total of 200,000 NB-IoT-enabled base stations were in place, which significantly enhanced the capacity for Internet of Things business. Vo-LTE saw commercial roll-out nationwide and was connected automatically to customers. The Company continued to promote high-speed fixed-line broadband network deployment, showcased gigabit household broadband service in more than 100 major cities on top of the comprehensive coverage of 100Mbps offerings and deeply promoted the broadband cooperation in Southern China. As at the end of 2019, FTTH subscribers accounted for 85% of the Company's broadband subscribers.

In 2019, the Company's network quality and customer perception continued to improve in the focused regions. The Net Promoter Score (NPS) for mobile network and the NPS for fixed-line broadband services continued to increase. The average uplink and downlink speed of 4G network continued to lead the industry and the network latency garnered the best performance in the industry.

MIXED-OWNERSHIP REFORM

In 2019, the Company continued to push forward mixed-ownership reform and delivered the benefits, as it stepped up strategic cooperation and deepened the reform of system and mechanism.

Continued to strengthen strategic cooperation and advanced Internet-oriented transformation to next level

During the year, as the Company actively and continuously leveraged the edges in resources and capabilities of its strategic investors to deepen and innovate the cooperation, further synergy emerged.

In connection with touchpoint, the Company continued to advance cooperation with partners in online touchpoints and privilege and promoted offline cross-industry cooperation. As at the end of 2019, 2I2C subscribers reached nearly 100 million. The Company deeply and comprehensively integrated basic communication capabilities, smart hardware and content applications, and successfully created a number of new smart family products. In cloud computing, ongoing cooperation with Alibaba, Tencent and Baidu on public cloud and cloud networking, etc., was carried out, enhancing the business development capability driven by the synergy of cloud and network. In terms of big data, the smart cultural tourism joint venture established between the Company and Tencent kicked off a number of key projects across the country. Smart Steps, a joint venture, successfully introduced the investment from JD Digits and became No. 1 service provider in the country in demographic planning and big data. In Internet of Things, the Company carried out all-around cooperation in smart connectivity in areas such as mobile payment, travel service and smart wearable, with an increase of nearly 10 million connections during the year. At the same time, the Company deepened business cooperation and continued to explore joint investment opportunities

12

CHAIRMAN'S STATEMENT

in industrial internet, 5G + AI, content aggregation, payment finance and basic communication, while strengthening the alliance and creating new energy for innovative business development.

Deepened the innovation and reform of system and mechanism, enhancing the vibrancy of micro-entities

The Company made ongoing effort to deepen the innovation and reform of system and mechanism. The Company continued to streamline the organisations with corporate structure further simplified at provincial and city levels. Progress was further achieved in sub-division reform of all production units, where a total of 24,000 mini-CEOs were selected. The Company continued to strengthen the talent pipeline and introduced more than 7,000 talents in innovative business. Market-oriented incentive mechanism reform was advanced with a strengthened incremental return sharing mechanism. Approval for unlocking of the first tranche of Phase I China Unicom A Share Company employee restrictive share incentive scheme was successfully obtained. The mixed-ownership reform of subordinate companies was further deepened. Following the implementation of the socialised operational cooperation for the entire province at Yunnan Branch, operation in 7 cities of Guangxi Branch followed suit. Smart Steps introduced JD Digits as a strategic investor. Smart Connection Technology, a subsidiary of the Company, successfully introduced 9 strategic investors including FAW, Dongfeng Motor and GAC. With the continuous reform of the system and mechanism, the Company saw boosted corporate vibrancy and significantly enhanced operational efficiency.

SOCIAL RESPONSIBILITY AND CORPORATE GOVERNANCE

The Company has long been upholding new development philosophy and committed to the path of sustainable development, promoting ongoing advancement of social responsibility in the operation and development of the Company with a view to making new contributions for the growing demand for better information life among the general public.

The Company made active contribution to the development of China into a cyber-superpower, accelerated the construction of new generation communication infrastructure of high-speed, mobile, safe and ubiquitous and successfully completed the communication assurance projects for major events. The Company leveraged a new model of the "co-build and co-share" of network to promote 5G development and powered up the transformation and upgrade of different industries. The Company vigorously promoted service and business model innovation, created centralised and intelligent service experience and actively prevented and cracked down on telecommunication fraud, in order to provide customers with useful, efficient and reliable information services. Forging the smart cooperation eco-system, the Company accelerated the establishment of an innovative 5G ecosystem and strengthened the cooperation with postal, finance and other industries with an aim to creating smart cooperation and a new win-win ecosystem. The Company was actively engaged in targeted poverty alleviation, the promotion of low-carbon technology, construction of green digital business outlet and creation of green solutions in order to benefit the public with better environment. Motivating the sense of ownership of our staff, the Company optimised the incentive mechanism, reshaped staff training and development system, to enhance the sense of achievement and happiness of its employees.

Since the beginning of this year, facing the outbreak of a novel coronavirus, the Company has been proactively undertaking social responsibility, assuring the effective communication services delivery and making use of new technologies such as big data, AI and 5G to support a precise epidemic control. The outbreak poised short-term challenges to the Company, however, it also accelerated demand by economy and society for transformation on digitisation, cyberisation and intelligence, thereby creating new opportunities to the Company. Striving to turn adversity into opportunities, the Company accelerated the transformation of Internet-oriented operation, provided innovative communications service offerings, strengthened O2O integrated operation and actively promoted new informatisation applications, thereby providing customers with accessible, convenient and highly efficient smart living services.

The Company continued to improve the corporate governance mechanism, enhance execution, and strengthen its risk management and internal control in a bid to providing solid support for the sustainable

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 13

and healthy development of the Company. In 2019, the Company attained a number of accolades, including, voted again as "Asia's No. 1 Best Managed Telecommunications Company" by FinanceAsia, "Asia's No. 1 Most Honored Telecom Company" by Institutional Investor for the fourth consecutive year and "The Best of Asia – Icon on Corporate Governance" by Corporate Governance Asia.

OUTLOOK

At present, despite the complex impact of the international environment and challenges brought by the transformation of economic structure and growth drivers, etc., the fundamental momentum of stable and long-term growth remained unchanged. Across the information and communication industry, the comprehensive deployment and operation of 5G commenced, new technologies were widely adopted, new landscape was reconstructed and new business dynamics emerged rapidly, poising opportunities and challenges to the industry development. Having endeavoured and implemented the Focus Strategy for a number of years, China Unicom strengthened its overall competitive strength and laid a solid foundation for future development.

Looking forward to 2020, although the Company continues to face the impact of high saturation of the traditional market, adverse impacts brought by fierce market competition and "Speed Upgrade and Tariff Reduction", as well as new challenges such as the increase in capital expenditure and operating expenses arising from 5G deployment and the impact of the outbreak of COVID-19, the Company remains confident in actively responding to the challenges through grasping the valuable opportunities resulting from technological development and industry reform, committing to the strategy of focus, innovation and cooperation and firmly promoting the comprehensive Internet-oriented operation. Mixed-ownership reform will be further advanced as we pursue the goals of "enhance value, pursue growth, solidify fundamentals and be passionate", leading to a new page of high-quality development.

The Company will uphold its new philosophy, focus on value creation, accelerate the transformation of consumer market products, expedite the quality and transformation of channels and speed up the improvement of customer operation capability to achieve stable and high-quality development of fundamental businesses. The Company will advance the scale and return of innovative businesses by speeding up the improvement of operation capability of the government and enterprise market, placing the focus on the advancement of core capabilities for innovative businesses such as cloud computing, big data and Internet of Things and continuing to deepen strategic and ecological cooperation. We will accelerate the building of network leadership, actively leverage the advantages of the "co-build and co-share" of 5G network and LTE 900MHz frequency, focus on the user experience, effectively promote the deployment of 5G premium network, improve the depth and breadth of 4G network coverage, optimise resources allocation, and improve network utilisation rate. The Company will also strive to enhance its centralised IT support capability, improve customer service experience, deepen the innovation and reform of system and mechanism, strengthen fundamental management and risk management, as well as continuously improve its corporate governance capabilities, and thereby, creating greater value for shareholders.

Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and fellows across society for their support and to all employees for their continuous dedication and contribution along the way!



Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 23 March 2020

Note 1: EBITDA represents profit for the year before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 2: Excluded the impact of adopting IFRS/HKFRS 16 Lease on the 2019 data.

Note 3: Excluded the impact of adopting IFRS/HKFRS 16 Lease, free cash flow represents operating cash flow less capital expenditure and capital element of lease rentals paid. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

14

BUSINESS OVERVIEW


5Gⁿ 让未来生长

In 2019, facing "Speed Upgrade and Tariff Reduction" policy, market saturation, keen market competition and diminishing 4G data bonus, China Unicom adhered to differentiated operation and Internet-oriented transformation, effectively improved the efficiency of customer acquisition initiative, strengthened integrated operation, and strived to avoid simple price competition, thereby assuring the value of the Company and actively promoting high-quality and sustainable growth.

MOBILE SERVICE

In 2019, China Unicom deepened its Focus Strategy and further promoted the Internet-oriented transformation of marketing operations, building the four-pillar marketing system of China Unicom, namely "market first", "product led", "touchpoint driven" and "capability-oriented". Based on the in-depth exploration of users' demand and market segmentation, the Company developed differentiated marketing advantages in product leadership, touchpoints effectiveness, capability development, as well as branding and publicity. With the construction of a standardised and yet differentiated Internet-oriented product portfolio and through the flexible selection of top-up packages for fundamental services, the bundling of supplementary card or family member card for all products, the full product integration and the comprehensive top-up privileges, China Unicom strived to meet the segmented demand and various needs among its clientele. The Company leveraged big data as well as centralised and targeted marketing to drive customer retention. Focusing on managing customer lifecycle, expanding the reach of light touchpoints and strengthening the delivery network, China Unicom built a new Internet-oriented marketing network, achieved selling in every marketing scenario and diversified delivery,

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 15

improving customer perception and operation efficiency and expanding new low-cost and wide coverage of touchpoints. As at the end of 2019, the number of mobile billing subscribers reached 0.32 billion and ARPU stood at RMB40.4, of which 0.25 billion were 4G billing subscribers. Mobile data volume reached 30.16 million TB, representing a year-on-year increase of 46%.

FIXED-LINE BROADBAND

In 2019, the Company strengthened the integrated service development, highlighted the edges in high-bandwidth and rich content application, launched "1+4+X" smart home product series, including four key products, namely "WO Family network deployment, WO Family video platform, WO Family fixed-line and WO Family surveillance", creating a new revenue growth driver based on household applications. At the same time, the Company satisfied the requirements for high-quality development of broadband services and comprehensively improved product efficiency, thereby gradually enhancing the value of household users. The Company saw a rebound in broadband access revenue and ARPU in the fourth quarter, despite a decrease of 1.7% year-on-year in fixed-line broadband access revenue in 2019, reversing the continuous decline trend in broadband access revenue. During the year, the number of broadband subscribers increased by 2.60 million to 83.48 million and the broadband access ARPU was RMB41.6. FTTH subscriber penetration reached 85%, up by 3.5 percentage points year-on-year.

INDUSTRY INTERNET

In the field of cloud computing, the Company focused on strengthening cooperations and improving its own cloud-based capabilities with a view to formulating the overall development strategy of cloud business featuring cloud network integration, security and reliability, multi-cloud collaboration and exclusive customisation. Being committed to enhancing cloud computing capability, the Company released the strategic plan of WO Cloud, re-organised the Company's cloud resource pool across the network and well positioned the brand of China Unicom's cloud business. The Company actively carried out "Cloud Fibre Smart Enterprise" marketing campaign to support cloud adoption by vertical customers. In 2019, cloud computing revenue reached RMB2.36 billion, representing a year-on-year growth of 147%. In terms of big data, the Company established a "1+2+3+4+N" product series, which could support policy optimisation, grow business and create benefits for public, which further enhance its influence in the industry, brand value and market position, and attached great importance in academic research with active and innovative cooperation with scientific research institutes. In 2019, big data revenue reached RMB1.23 billion, representing a year-on-year growth of 103%. In respect of the Internet of Things (IoT), having centered with platform development, the Company continued to strengthen its overall service capability and build the general enforcing capability and industry application products. Through proprietary research and cooperation, the Company cemented end-to-end service capability. In 2019, the number of connections reached nearly 190 million and IoT revenue reached RMB3.04 billion, representing a year-on-year growth of 46%. In IT services, the Company focused on vertical empowerment in key areas, comprehensively improved its core capabilities and achieved significant breakthroughs in key markets. In 2019, IT services revenue reached RMB10 billion, representing a year-on-year growth of 78%.

NETWORK CAPABILITIES

In 2019, the Company fully implemented the Focus Strategy, adopted a return-oriented and scientific network deployment methodology, actively explored the new Internet-oriented model in network construction, operation and optimisation, with a view to delivering a high-quality network with good coverage and high-speed in the eyes of customers. As at the end of 2019, the number of the Company's 4G

16

BUSINESS OVERVIEW

base stations reached 1.41 million with 4G population coverage reaching 93% and administrative village coverage reaching 84%. In the fixed-line network, the Company continued to expand network coverage in new regions and stepped up the network upgrade in areas with PON+LAN. The total number of broadband access ports reached 220 million, of which FTTH ports accounted for 85%.

In 2019, the Company entered into a cooperation agreement with China Telecom to jointly build a 5G access network across the country. While significantly saving capital expenditure, the Company could enjoy the doubling of 5G network coverage, bandwidth, capacity and transmission speed, providing users with better experience. There were more than 60,000 5G base stations available for use by the Company, supporting the evolvement of 5G service from trial to commercial launch.

The Company continued to optimise its international network deployment. As at the end of 2019, the international submarine cable resource capacity, international Internet outbound capacity and homebound bandwidth reached 34T, 3.2T and 2.8T, respectively. The Company's international roaming services covered 625 operators in 253 countries and regions.

In 2019, capital expenditure of the Company totalled RMB56.4 billion. In 2020, the Company will leverage "co-build and co-share" advantages and invest dynamically and precisely to enhance its network edges and corporate value. The estimated capital expenditure will be about RMB70.0 billion, which will mainly consist of investments in mobile network, broadband and data, infrastructure and transmission network etc., of which 5G network capital expenditure will be about RMB35.0 billion. The funding required is expected to mainly come from the cash flow from operating activities.

MARKETING

Branding

In 2019, the Company comprehensively reshaped a brand new image focusing on three aspects, brand building, effective business promotion, and reputation enhancement, in an effort to enhance user perception and promote the Internet-oriented transformation of the brand. By contributing to the targeted poverty alleviation and the implementation of "Speed Upgrade and Tariff Reduction" policy, China Unicom demonstrated its strength and responsibility as a state-owned-enterprise. While establishing the overall 5G branding structure of China Unicom, the Company launched its 5G brand logo, "5G^{n}", and the tagline – "Let the Future Grow". The Company leveraged 5G commercial roll-out, key events such as "China Unicom 5G Empowering Smart Winter Olympics" and the celebration of 70th anniversary of The People's Republic of China, as well as key exhibitions to enhance publicity, with the goal to enhance business understanding and user experience, as well as promoting recognition of China Unicom's 5G^{n} branding. China Unicom deployed #eachoneof300million and #letsmeetsnow as themes to execute integrated marketing and communication programmes, with an aim to elevate the brand image and brand association of China Unicom to Winter Olympics. The Company


5G
极速5G
联通未来
联通5G正式商用
5G
4K

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 17


5G International Cooperation Union
Members Inauguration

continued to strengthen its promotion of key businesses such as Smart WO Family, 2I Internet business, cross-territory services, industry application and international business through precise online communication and innovative offline promotion, aiming to enhance business reputation.

Marketing strategies

In 2019, the Company thoroughly implemented its new philosophy and actively pushed forward high-quality development. Through increasing efforts in developing mid-to-high-end products and addressing the ineffective and low-value products, the Company saw improvement in subscribers' quality. The Company fully promoted the centralised operation backed by big data to realise a sophisticated and precise customer retention strategy, in a bid to enhancing user values. Through active 5G marketing, new opportunities for value expansion emerged. The Company explored new model to enhance value by making new breakthrough in segmented markets, such as in school and household. In response to the nation's trend in promoting the development of digital economy, the Company vigorously promoted the new sales and marketing model combining "Cloud+Network+X" to further penetrate to the industrial Internet market. The Company demonstrated huge efforts in promoting Internet-oriented transformation and building Internet-oriented product series, distribution channels, and marketing structure to enhance marketing efficiency.

Marketing Channels

In 2019, the Company actively implemented the Internet-oriented transformation strategy, promoted O2O channel integration and further expanded and simplified touchpoint network. While taking offline channels as the base, the Company expanded online and light touchpoints in full force to build a low-cost and extensive touchpoint system. The Company optimised and strengthened its delivery network by establishing specialised teams, making multi-use of physical channels, and creating a home or office-delivery based delivery system. Relying on the middle-platform, the Company realised an all-scenario sales and marketing and diversified delivery, thereby creating a new Internet-oriented marketing network, as well as improving user perception and operational efficiency.

Customer Care

In 2019, being dedicated to serving the general public, the Company focused on tackling critical issues, achieving a continuous reputation enhancement for our service. By stepping up the Internet-oriented transformation of service, the Company improved operation efficiency of service channels and enhanced user experience. As at the end of the fourth quarter, Net Promoter Score (NPS) measuring the reputation of mobile and broadband services improved by 7.2 points and 8.1 points, respectively, year-on-year. As at the end of December, valid complaint rate published by Ministry of Industry and Information Technology (MIIT) decreased by 50% year-on-year.

18

FINANCIAL OVERVIEW

OVERVIEW

In 2019, the Company continuously deepened the implementation of "Focus Strategy", the Company's revenue was RMB290.51 billion in 2019, down by 0.1% year-on-year, of which service revenue reached RMB264.39 billion, up by 0.3% year-on-year. Net profit[1] was RMB11.33 billion, up by RMB1.13 billion year-on-year.

In 2019, net cash flow from operating activities was RMB93.68 billion. Capital expenditure was RMB56.42 billion. Liabilities-to-assets ratio was 43.0% as at 31 December 2019.

The Company has adopted IFRS/HKFRS 16, "Leases" since 1 January 2019. Subject to practical expedients allowed by the standard, the Company recognised a lease liability and a corresponding right-of-use asset for all applicable leases, and recognised interest expenses accrued on the outstanding balance of the lease liability and depreciation of the right-of-use asset. The Company has elected to use the modified retrospective approach for the adoption of the standard, i.e. it will not restate the comparative figures for years/periods prior to initial application, and will recognise the cumulative effect of initial application as adjustments to the opening balance of total assets, total liabilities and retained earnings in the current year. As a result, the adoption of IFRS/HKFRS 16 caused depreciation and amortisation, finance costs to increase in 2019 while the rental expenses within network, operation and support expenses reduced correspondingly.

REVENUE

In 2019, the Company's revenue was RMB290.51 billion, down by 0.1% year-on-year, of which, service revenue accounted for RMB264.39 billion, up by 0.3% year-on-year due to continuous optimisation of the revenue mix.

The table below sets forth the composition of service revenue, and the percentage contribution of each service to total service revenue for the years of 2019 and 2018:

SERVICE REVENUE
(RMB BIL)

264.39

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 19

EBITDA[2]
(RMB BIL)

94.36

NON-VOICE SERVICE REVENUE
(RMB BIL)

224.91

(RMB in billions)	2019 Total amount	2019 As a percentage of service revenue	2018 Total amount	2018 As a percentage of service revenue
Service revenue	264.39	100.00%	263.68	100.00%
Include: Voice service	39.48	14.93%	46.06	17.47%
Non-voice service	224.91	85.07%	217.62	82.53%

Voice Service

In 2019, service revenue from the voice service was RMB39.48 billion, down by 14.3% year-on-year.

Non-Voice Service

In 2019, service revenue from the non-voice service was RMB224.91 billion, up by 3.3% year-on-year.

20

FINANCIAL OVERVIEW

COSTS AND EXPENSES

In 2019, total costs and expenses amounted to RMB276.35 billion, down by 0.5% year-on-year.

The table below sets forth the items of the costs and expenses and their respective percentage of the revenue for the years of 2019 and 2018:

	2019		2018	
(RMB in billions)	**Total amount**	**As a percentage of revenue**	Total amount	As a percentage of revenue
Total costs and expenses	**276.35**	**95.12%**	277.80	95.50%
Operating costs	**279.25**	**96.12%**	281.75	96.86%
Include: Interconnection charges	**11.51**	**3.96%**	12.58	4.32%
Depreciation and amortisation	**83.08**	**28.60%**	75.78	26.05%
Network, operation and support expenses	**43.24**	**14.88%**	55.08	18.93%
Employee benefit expenses	**50.52**	**17.39%**	48.14	16.55%
Costs of telecommunications products sold	**26.41**	**9.09%**	27.60	9.49%
Selling and marketing expenses	**33.54**	**11.55%**	35.17	12.09%
General, administrative and other expenses	**30.95**	**10.65%**	27.40	9.43%
Finance costs, net of interest income	**0.85**	**0.29%**	–0.09	–0.03%
Share of net profit of associates	**–1.36**	**–0.47%**	–2.48	–0.85%
Share of net profit of joint ventures	**–0.65**	**–0.22%**	–0.60	–0.21%
Other income-net	**–1.74**	**–0.60%**	–0.78	–0.27%

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 21

Interconnection charges

The Company was affected by the decline in voice service, the interconnection charges amounted to RMB11.51 billion in 2019, down by 8.5% year-on-year and, as a percentage of revenue, decreased from 4.32% in 2018 to 3.96% in 2019.

Depreciation and amortisation

Depreciation and amortisation charges were RMB83.08 billion in 2019, up by 9.6% year-on-year and, as a percentage of revenue, changed from 26.05% in 2018 to 28.60% in 2019, mainly due to the impact on adoption of new standard, "Lease".

Network, operation and support expenses

Network, operation and support expenses were RMB43.24 billion in 2019, down by 21.5% year-on-year and, as a percentage of revenue, decreased from 18.93% in 2018 to 14.88% in 2019, mainly due to the impact on adoption of new standard, "Lease".

Employee benefit expenses

As a result of the improved operating results, the Company's employee benefit expenses amounted to RMB50.52 billion in 2019, up by 4.9% year-on-year and, as a percentage of revenue, changed from 16.55% in 2018 to 17.39% in 2019.

Cost of telecommunications products sold

Costs of telecommunications products sold amounted to RMB26.41 billion and revenue from sales of telecommunications products amounted to RMB26.13 billion in 2019. Loss on sales of telecommunications products was RMB0.28 billion, of which handset subsidy cost accounted to RMB0.79 billion in 2019, down by 17.0% year-on-year.

Selling and marketing expenses

The Company adjusted its mobile development priority in a timely manner, deepened the Internet-oriented operation transformation and exercised stringent control over user acquisition costs. Selling and marketing expenses were RMB33.54 billion in 2019, down by 4.6% year-on-year and, as a percentage of revenue, decreased from 12.09% in 2018 to 11.55% in 2019.

General, administrative and other expenses

General, administrative and other expenses were RMB30.95 billion in 2019, up by 12.9% year-on-year, mainly due to the rapid growth of ICT services leading to increased related service costs and increased investment in technical support for innovative businesses.

Finance costs, net of interest income

Finance costs, net of interest income, was RMB0.85 billion in 2019, increased by 0.94 billion year-on-year, mainly due to the impact on adoption of new standard, "Lease".

Other income-net

Other income-net was RMB1.74 billion in 2019, increased by RMB0.96 billion year-on-year.

22

FINANCIAL OVERVIEW

EARNINGS

Profit before income tax

In 2019, the Company benefited from continuous enhancement in growth quality and profitability, the Company's profit before income tax was RMB14.17 billion, up by 8.3% year-on-year.

Income tax

In 2019, the Company's income tax was RMB2.80 billion and the effective tax rate was 19.7%.

Net profit

In 2019, the Company's net profit[1] was RMB11.33 billion, up by RMB1.13 billion year-on-year. Basic earnings per share was RMB0.370, up by 11.1% year-on-year.

EBITDA[2]

In 2019, the Company's EBITDA was RMB94.36 billion, up by 11.1% year-on-year. EBITDA as a percentage of service revenue was 35.7%, up by 3.5 percentage points year-on-year, mainly due to the impact on adoption of new standard, "Lease".

CAPITAL EXPENDITURE AND CASH FLOW

In 2019, capital expenditure of the Company totalled RMB56.42 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. In 2019, the Company's net cash inflow from operating activities was RMB93.68 billion. Free cash flow[3] was RMB37.26 billion after the deduction of the capital expenditure.



Improve the strategy execution system by better aligning with budgeting and performance assessment to achieve a closed-loop management model

Activate operating assets with innovation to improve efficiency, especially for property

TO ELEVATE SHAREHOLDER VALUE THROUGH QUALITY & EFFICIENCY ENHANCEMENT

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 23

The table below sets forth the major items of the capital expenditure in 2019.

	2019	
RMB (in billions)	**Total amount**	**As percentage**
Total	**56.42**	**100.00%**
Include: Mobile network	**29.65**	**52.54%**
Broadband and data	**8.43**	**14.94%**
Infrastructure and transmission network	**11.42**	**20.23%**
Others	**6.92**	**12.29%**

BALANCE SHEET

Mainly due to the impact on adoption of new standard, "Lease", the Company's total assets changed from RMB540.32 billion as at 31 December 2018 to RMB562.50 billion as at 31 December 2019, total liabilities changed from RMB226.03 billion as at 31 December 2018 to RMB241.74 billion as at 31 December 2019, the liabilities-to-assets ratio changed from 41.8% as at 31 December 2018 to 43.0% as at 31 December 2019 and the debt-to-capitalisation ratio changed from 11.3% as at 31 December 2018 to 15.2% as at 31 December 2019. The net debt-to-capitalisation ratio was 5.9% as at 31 December 2019.

Note 1: Net profit represented profit attribute to equity shareholders of the Company.

Note 2: EBITDA represents profit for the year before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 3: Free cash flow represents operating cash flow less capital expenditure. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Strengthen value management with focus on free cash flow; enhance cash flow management by aligning investment with return and outgoings with revenue

Timely optimise management mechanism and work flow to meet the needs in transformation

Strengthen problem and risk-oriented audit control; optimise the risk prevention and control mechanisms

24 DIRECT ORS AND SENIOR MANA GEMENT WANG XIAOCHU Chairman and Chief Executive Officer Aged 61, was appointed in September 2015 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Wang, a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited, Chairman and President of China Telecommunications Corporation, Chairman and a Non-Executive Director of China Communications Services Corporation Limited and a Director of Telefónica S.A.. In addition, Mr. Wang also serves as the Chairman of China United Network Communications Group Company Limited (“Unicom Group”), China United Network Communications Limited (“A Share Company”) and China United Network Communications Corporation Limited (“CUCL”), respectively. Mr. Wang has extensive experience in management and telecommunications industry.24 DIRECT ORS AND SENIOR MANA GEMENT WANG XIAOCHU Chairman and Chief Executive Officer Aged 61, was appointed in September 2015 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Wang, a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited, Chairman and President of China Telecommunications Corporation, Chairman and a Non-Executive Director of China Communications Services Corporation Limited and a Director of Telefónica S.A.. In addition, Mr. Wang also serves as the Chairman of China United Network Communications Group Company Limited (“Unicom Group”), China United Network Communications Limited (“A Share Company”) and China United Network Communications Corporation Limited (“CUCL”), respectively. Mr. Wang has extensive experience in management and telecommunications industry.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 25 LI FUSHEN Executive Director Aged 57, was appointed in March 2011 as an Executive Director of the Company. Mr. Li graduated from the Jilin Engineering Institute in 1988 and received a master’s degree in management from the Australian National University in 2004. Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company, General Manager of the Finance Department and the Chief Accountant of China Network Communications Group Corporation, Chief Financial Officer, Executive Director and Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, Vice General Manager and Chief Accountant of Unicom Group and Senior Vice President and Chief Financial Officer of the Company. In addition, Mr. Li also serves as a Non- Executive Director and the Deputy Chairman of the Board of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee manager of the HKT Trust), a Director of Unicom Group, a Director of A Share Company, as well as a Director of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 25 LI FUSHEN Executive Director Aged 57, was appointed in March 2011 as an Executive Director of the Company. Mr. Li graduated from the Jilin Engineering Institute in 1988 and received a master’s degree in management from the Australian National University in 2004. Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company, General Manager of the Finance Department and the Chief Accountant of China Network Communications Group Corporation, Chief Financial Officer, Executive Director and Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, Vice General Manager and Chief Accountant of Unicom Group and Senior Vice President and Chief Financial Officer of the Company. In addition, Mr. Li also serves as a Non- Executive Director and the Deputy Chairman of the Board of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee manager of the HKT Trust), a Director of Unicom Group, a Director of A Share Company, as well as a Director of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

26 DIRECT ORS AND SENIOR MANA GEMENT MAI YANZHOU Senior Vice President Aged 51, was appointed in February 2018 as a Senior Vice President of the Company. Mr. Mai, a professor level senior engineer, graduated from Zhengzhou University in 1991 and received a master’s degree in Electronics and Information Engineering from Beijing University of Posts and Telecommunications in 2002. Mr. Mai served as Deputy General Manager of Guangdong Branch of China Network Communications Group Corporation, Deputy General Manager of Guangdong Branch, General Manager of Fujian Branch, as well as General Manager of Liaoning Branch of Unicom Group. Mr. Mai served as a Delegate to the 12th National People’s Congress. Mr. Mai also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), Vice General Manager of Unicom Group, Senior Vice President of A Share Company as well as Director and Senior Vice President of CUCL. Mr. Mai has extensive experience in management and telecommunications industry.26 DIRECT ORS AND SENIOR MANA GEMENT MAI YANZHOU Senior Vice President Aged 51, was appointed in February 2018 as a Senior Vice President of the Company. Mr. Mai, a professor level senior engineer, graduated from Zhengzhou University in 1991 and received a master’s degree in Electronics and Information Engineering from Beijing University of Posts and Telecommunications in 2002. Mr. Mai served as Deputy General Manager of Guangdong Branch of China Network Communications Group Corporation, Deputy General Manager of Guangdong Branch, General Manager of Fujian Branch, as well as General Manager of Liaoning Branch of Unicom Group. Mr. Mai served as a Delegate to the 12th National People’s Congress. Mr. Mai also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), Vice General Manager of Unicom Group, Senior Vice President of A Share Company as well as Director and Senior Vice President of CUCL. Mr. Mai has extensive experience in management and telecommunications industry.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 27 LIANG BAOJUN Senior Vice President Aged 50, was appointed in February 2018 as a Senior Vice President of the Company. Mr. Liang, a professor level senior engineer, graduated from Changchun Institute of Posts and Telecommunications in 1991, received a master’s degree in Engineering from Beijing University of Posts and Telecommunications in 1998 and an executive master’s degree of Business Administration from Tsinghua University in 2006. Mr. Liang served as Deputy General Manager of Beijing Branch of China Telecom Corporation Limited, as well as General Manager of Henan Branch, General Manager of Corporate Informatisation Department, General Manager of Government and Enterprise Customers Department of China Telecommunications Corporation. Mr. Liang also serves as Vice General Manager of Unicom Group, Senior Vice President of A Share Company as well as Director and Senior Vice President of CUCL. Mr. Liang has extensive experience in management and telecommunications industry.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 27 LIANG BAOJUN Senior Vice President Aged 50, was appointed in February 2018 as a Senior Vice President of the Company. Mr. Liang, a professor level senior engineer, graduated from Changchun Institute of Posts and Telecommunications in 1991, received a master’s degree in Engineering from Beijing University of Posts and Telecommunications in 1998 and an executive master’s degree of Business Administration from Tsinghua University in 2006. Mr. Liang served as Deputy General Manager of Beijing Branch of China Telecom Corporation Limited, as well as General Manager of Henan Branch, General Manager of Corporate Informatisation Department, General Manager of Government and Enterprise Customers Department of China Telecommunications Corporation. Mr. Liang also serves as Vice General Manager of Unicom Group, Senior Vice President of A Share Company as well as Director and Senior Vice President of CUCL. Mr. Liang has extensive experience in management and telecommunications industry.

28 DIRECT ORS AND SENIOR MANA GEMENT ZHU KEBING Executive Director and Chief Financial Officer Aged 45, was appointed in August 2018 as Executive Director and Chief Financial Officer of the Company. Mr. Zhu is a Senior Accountant, graduated from Northeastern University in 1997 and received a Professional Accountancy master’s degree from Chinese University of Hong Kong in 2011. Mr. Zhu previously worked as Deputy Head of the Financial Department, General Manager, Budgeting Controller and Asset Management Controller of the Operation and Financial Department of Baosteel Group Co., Ltd., the Chief Financial Officer, Board Secretary and Supervisor of Baoshan Iron and Steel Co., Ltd., a General Manager of the Industry Finance Development Center of China Baowu Steel Group Corporation Limited, a Director of Shanghai Baosight Software Co., Ltd., General Manager of Hwabao Investment Co., Ltd., a Non-Executive director of China Pacific Insurance (Group) Co., Ltd., Director of Sailing Capital International Investment Fund (Shanghai), Director of Sailing Capital Management Co., Ltd., Director of Siyuanhe Equity Investment Management Co., Ltd. and the Vice President of PE Association of Shanghai etc. Meanwhile, he also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust), the Chief Accountant of Unicom Group, the Chief Financial Officer and Board Secretary of A Share Company, the Director and the Chief Financial Officer of CUCL, as well as the Directors of certain members of the Group. Mr. Zhu has extensive experience in board secretary, corporate finance and investment management.28 DIRECT ORS AND SENIOR MANA GEMENT ZHU KEBING Executive Director and Chief Financial Officer Aged 45, was appointed in August 2018 as Executive Director and Chief Financial Officer of the Company. Mr. Zhu is a Senior Accountant, graduated from Northeastern University in 1997 and received a Professional Accountancy master’s degree from Chinese University of Hong Kong in 2011. Mr. Zhu previously worked as Deputy Head of the Financial Department, General Manager, Budgeting Controller and Asset Management Controller of the Operation and Financial Department of Baosteel Group Co., Ltd., the Chief Financial Officer, Board Secretary and Supervisor of Baoshan Iron and Steel Co., Ltd., a General Manager of the Industry Finance Development Center of China Baowu Steel Group Corporation Limited, a Director of Shanghai Baosight Software Co., Ltd., General Manager of Hwabao Investment Co., Ltd., a Non-Executive director of China Pacific Insurance (Group) Co., Ltd., Director of Sailing Capital International Investment Fund (Shanghai), Director of Sailing Capital Management Co., Ltd., Director of Siyuanhe Equity Investment Management Co., Ltd. and the Vice President of PE Association of Shanghai etc. Meanwhile, he also serves as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust), the Chief Accountant of Unicom Group, the Chief Financial Officer and Board Secretary of A Share Company, the Director and the Chief Financial Officer of CUCL, as well as the Directors of certain members of the Group. Mr. Zhu has extensive experience in board secretary, corporate finance and investment management.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 29 FAN YUNJUN Executive Director and Senior Vice President Aged 47, was appointed in February 2020 as an Executive Director of the Company. Mr. Fan was appointed in January 2019 as a Senior Vice President of the Company. Mr. Fan, a senior engineer, received a doctorate degree of Engineering in Signal and Information Processing from Beijing University of Posts and Telecommunications in 1998. Mr. Fan served as a Director and Vice General Manager of China Mobile Group Beijing Company Limited, the Chairman and Chief Executive Officer of CMPak Limited, the Chairman of China Mobile Hong Kong Company Limited, the Chairman and Chief Executive Officer of China Mobile International Limited, the Chairman and General Manager of China Mobile Group Beijing Company Limited. Mr. Fan also serves as a Vice General Manager and General Counsel of Unicom Group, a Senior Vice President and General Counsel of A Share Company as well as a Director and Senior Vice President of CUCL. Mr. Fan has extensive experience in management and telecommunications industry.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 29 FAN YUNJUN Executive Director and Senior Vice President Aged 47, was appointed in February 2020 as an Executive Director of the Company. Mr. Fan was appointed in January 2019 as a Senior Vice President of the Company. Mr. Fan, a senior engineer, received a doctorate degree of Engineering in Signal and Information Processing from Beijing University of Posts and Telecommunications in 1998. Mr. Fan served as a Director and Vice General Manager of China Mobile Group Beijing Company Limited, the Chairman and Chief Executive Officer of CMPak Limited, the Chairman of China Mobile Hong Kong Company Limited, the Chairman and Chief Executive Officer of China Mobile International Limited, the Chairman and General Manager of China Mobile Group Beijing Company Limited. Mr. Fan also serves as a Vice General Manager and General Counsel of Unicom Group, a Senior Vice President and General Counsel of A Share Company as well as a Director and Senior Vice President of CUCL. Mr. Fan has extensive experience in management and telecommunications industry.

30 DIRECT ORS AND SENIOR MANA GEMENT CESAREO ALIERTA IZUEL Non-Executive Director Aged 74, was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta is Executive Chairman of Telefónica Foundation and Profuturo Foundation, Trustee of Caixa d’Estalvis i Pensions de Barcelona Banking Foundation (la Caixa). He is also a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he served as General Manager of the Capital Markets division at Banco Urquijo in Madrid. He was the founder and Chairman of Beta Capital. Since 1991, he has also acted as Chairman of the Spanish Financial Analysts’ Association. He was also a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he served as Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Between January 1997 and May 2017, he was a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London). Between July 2000 and April 2016, he served as Executive Chairman of Telefónica S.A.. Mr. Alierta served as a Non-Executive Director of China Netcom Group Corporation (Hong Kong) Limited during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A.. Mr. Alierta served as the Chairman of the Social Board of the UNED (National Long Distance Spanish University) during the period from April 2008 to April 2019. Between September 2010 and June 2016, Mr. Alierta served as a member of the Board of Directors of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). Between October 2017 and March 2018, Mr. Alierta served as a member of the Board of Directors of Mediobanca S.p.A. (listed on Milan stock exchange). Between June 2016 and April 2018, Mr. Alierta served as a member of the Board of Directors of Telefónica Audiovisual Digital, S.L.U.. In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree in business administration (MBA) at the University of Columbia (New York) in 1970.30 DIRECT ORS AND SENIOR MANA GEMENT CESAREO ALIERTA IZUEL Non-Executive Director Aged 74, was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta is Executive Chairman of Telefónica Foundation and Profuturo Foundation, Trustee of Caixa d’Estalvis i Pensions de Barcelona Banking Foundation (la Caixa). He is also a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he served as General Manager of the Capital Markets division at Banco Urquijo in Madrid. He was the founder and Chairman of Beta Capital. Since 1991, he has also acted as Chairman of the Spanish Financial Analysts’ Association. He was also a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he served as Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Between January 1997 and May 2017, he was a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London). Between July 2000 and April 2016, he served as Executive Chairman of Telefónica S.A.. Mr. Alierta served as a Non-Executive Director of China Netcom Group Corporation (Hong Kong) Limited during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A.. Mr. Alierta served as the Chairman of the Social Board of the UNED (National Long Distance Spanish University) during the period from April 2008 to April 2019. Between September 2010 and June 2016, Mr. Alierta served as a member of the Board of Directors of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). Between October 2017 and March 2018, Mr. Alierta served as a member of the Board of Directors of Mediobanca S.p.A. (listed on Milan stock exchange). Between June 2016 and April 2018, Mr. Alierta served as a member of the Board of Directors of Telefónica Audiovisual Digital, S.L.U.. In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree in business administration (MBA) at the University of Columbia (New York) in 1970.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 31 CHEUNG WING LAM LINUS Independent Non-Executive Director Aged 71, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Independent Non-Executive Directors of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung was a member of the University of Hong Kong Council, Chairman of the Council of Centennial College, a member of the Board of Governors of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited and Sotheby’s, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Hong Kong Telecom Limited, Mr. Cheung was the Chief Executive of Hong Kong Telecom Limited and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, leaving as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 31 CHEUNG WING LAM LINUS Independent Non-Executive Director Aged 71, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Independent Non-Executive Directors of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung was a member of the University of Hong Kong Council, Chairman of the Council of Centennial College, a member of the Board of Governors of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited and Sotheby’s, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Hong Kong Telecom Limited, Mr. Cheung was the Chief Executive of Hong Kong Telecom Limited and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, leaving as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

32 DIRECT ORS AND SENIOR MANA GEMENT WONG WAI MING Independent Non-Executive Director Aged 62, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was the Chief Executive Officer and Executive Director of Roly International Holdings Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.32 DIRECT ORS AND SENIOR MANA GEMENT WONG WAI MING Independent Non-Executive Director Aged 62, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was the Chief Executive Officer and Executive Director of Roly International Holdings Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 33 CHUNG SHUI MING TIMPSON Independent Non-Executive Director Aged 68, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 13th Chinese People’s Political Consultative Conference. He is also the Pro-Chancellor of the City University of Hong Kong. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel and Investment Company, Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited, China Railway Group Limited, Orient Overseas (International) Limited and Postal Savings Bank of China Co., Limited (all listed on the Hong Kong Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom Group Corporation (Hong Kong) Limited. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director- General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Advisory Committee on Arts Development, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Henderson Land Development Company Limited, Nine Dragons Paper (Holdings) Limited and China Construction Bank Corporation, an Independent Director of China Everbright Bank Company Limited and China State Construction Eng. Corp. Ltd. and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 33 CHUNG SHUI MING TIMPSON Independent Non-Executive Director Aged 68, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 13th Chinese People’s Political Consultative Conference. He is also the Pro-Chancellor of the City University of Hong Kong. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel and Investment Company, Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited, China Railway Group Limited, Orient Overseas (International) Limited and Postal Savings Bank of China Co., Limited (all listed on the Hong Kong Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom Group Corporation (Hong Kong) Limited. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director- General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Advisory Committee on Arts Development, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Henderson Land Development Company Limited, Nine Dragons Paper (Holdings) Limited and China Construction Bank Corporation, an Independent Director of China Everbright Bank Company Limited and China State Construction Eng. Corp. Ltd. and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

34 DIRECT ORS AND SENIOR MANA GEMENT LAW FAN CHIU FUN FANNY Independent Non-Executive Director Aged 67, was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region (“HKSAR”), the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited, Nameson Holdings Limited and Minmetals Land Limited (all listed on the Hong Kong Stock Exchange), as well as External Director of China Resources (Holdings) Co., Limited. Mrs. Law served as a Deputy of HKSAR to the National People’s Congress of the People’s Republic of China, Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation and an Independent Non-Executive Director of DTXS Silk Road Investment Holdings Company Limited. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.34 DIRECT ORS AND SENIOR MANA GEMENT LAW FAN CHIU FUN FANNY Independent Non-Executive Director Aged 67, was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region (“HKSAR”), the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited, Nameson Holdings Limited and Minmetals Land Limited (all listed on the Hong Kong Stock Exchange), as well as External Director of China Resources (Holdings) Co., Limited. Mrs. Law served as a Deputy of HKSAR to the National People’s Congress of the People’s Republic of China, Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation and an Independent Non-Executive Director of DTXS Silk Road Investment Holdings Company Limited. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 35 CORPORA T E CUL TURE OUR VISION Be a Creator of Smart Living Trusted by Customers OUR MISSION Connect the World to Innovate and Share a Good Smart Living OUR CORE VA LUES Customer-oriented Team Collaboration Open and Innovation Committed to ExcellenceCHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 35 CORPORA T E CUL TURE OUR VISION Be a Creator of Smart Living Trusted by Customers OUR MISSION Connect the World to Innovate and Share a Good Smart Living OUR CORE VA LUES Customer-oriented Team Collaboration Open and Innovation Committed to Excellence

36 CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 37 RECO GNITION AND A W ARDS For more information, please visit the Company’s website at www.chinaunicom.com.hk36 CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 37 RECO GNITION AND A W ARDS For more information, please visit the Company’s website at www.chinaunicom.com.hk

38 CORPORA T E GO VERNANCE REPOR T The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. As a company incorporated in Hong Kong, the Company adopts the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), the Securities and Futures Ordinance of Hong Kong and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the current articles of association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the regulatory requirements for non-US companies listed in the United States. These rules serve as guidance for the Company to improve the foundation of its corporate governance, and the Company strives to comply with the relevant requirements of international and local corporate 38 CORPORA T E GO VERNANCE REPOR T The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. As a company incorporated in Hong Kong, the Company adopts the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), the Securities and Futures Ordinance of Hong Kong and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the current articles of association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the regulatory requirements for non-US companies listed in the United States. These rules serve as guidance for the Company to improve the foundation of its corporate governance, and the Company strives to comply with the relevant requirements of international and local corporate

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 39

governance best practices. The Company has regularly published statements relating to its internal control in accordance with the US Sarbanes- Oxley Act and the regulatory requirements of the U.S. Securities and Exchange Commission and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure, corporate internal control requirements and other regulatory requirements. The Board is responsible for performing overall corporate governance duties. The Company has adopted a Corporate Governance Practice which sets out the key terms of reference of the Board on corporate governance functions, including, amongst others, developing and reviewing the Corporate Governance Policy and corporate governance practices of the Company; reviewing and monitoring the training and continuous professional development of Directors and senior management; reviewing and monitoring the Company's policies and practices on compliance with legal and regulatory requirements; developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and Directors; and reviewing the Company's compliance with the Code.

In 2019, the Company's continuous efforts in corporate governance gained wide recognition from the capital markets and the Company was accredited with a number of awards. The Company was voted as "Asia's No.1 Most Honored Telecom Company" for four years in a row in "2019 All-Asia Executive Team" ranking organised by the authoritative financial magazine, Institutional Investor. Meanwhile, the Company was also honored with "Asia's Best CEO (Telecoms) — 1st" and "Asia's Best CFO (Telecoms) — 1st". The Company was voted again by professional investors as "Asia's No.1 Best Managed Telecommunications Company" in "Asia's Best Managed Companies Poll 2019" by FinanceAsia. The Company was awarded "The Best of Asia — Icon on Corporate Governance" by Corporate Governance Asia. The Company was voted as "Best in Communications Sector" and "Best IR by a senior management team" at "IR Magazine Awards — Greater China 2019". The Company was accredited with "Gold Award in Corporate Governance, Social Responsibility and Investor Relations" and "Best Chief Executive Officer Award" in "The Asset Corporate Awards 2019".

The Corporate Governance Code (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") provides for code provisions (the "Code Provisions") and recommended best practices with respect to (i) Directors, (ii) remuneration of Directors and senior management and evaluation of the Board of Directors (the "Board"), (iii) accountability and audit, (iv) delegation by the Board, (v) communication with shareholders and (vi) company secretary. Other than the disclosures made in the section headed "Board of Directors" below, the Company confirms that for the year ended 31 December 2019, it complied with all the Code Provisions.

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CORPORATE GOVERNANCE REPORT

BOARD OF DIRECTORS

To serve the best interests of the Company and its shareholders, the Board is responsible for reviewing and approving major corporate matters, including, amongst others, business strategies and budgets, major investments, capital market operations, as well as mergers and acquisitions. The Board is also responsible for monitoring risk management and internal control, reviewing and approving the announcements periodically published by the Company regarding its business results and operating activities.

In order to achieve a sustainable and balanced development, the Company views Board diversity as a key element for supporting its strategic goals and maintaining sustainable development. The Board membership maintains wide representation. Members of the Board consist of outstanding individuals from different professions. Currently, the Board comprises nine Directors, including four executive Directors, one non-executive Director and four independent non-executive Directors. Particulars of the Directors are set out on pages 24 to 34 of this annual report. The Company believes that the Board currently comprises experts from diversified professions such as telecommunications, technology, banking, finance, investment and management, and is diversified in terms of gender, age, duration of service, educational background, professional experience, etc., which contributes to the enhanced management standard and more regulated operation of corporate governance of the Company, and results in a more comprehensive and balanced Board structure and decision-making process.

The below sets out the analysis of the current composition of the Board:


DESIGNATION
4
Executive Directors
1
Non-Executive Director
4
Independent Non-Executive Directors
GENDER
8
male
1
female
AGE GROUP
2
45-54
3
55-64
4
>65
DURATION OF SERVICE (YEARS)
3
< 5
2
6-10
4
11-15

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 41

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for the year ended 31 December 2019. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non-executive Directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company's efficiency in decision- making and execution, effectively capturing business opportunities.

All non-executive Director and independent non-executive Directors of the Company are influential members of society and possess good knowledge and experience in different areas. They have been making positive contributions to the development of the Company's strategies and policies through independent, constructive and informed advices. They have maintained close contact with the management and actively express constructive opinions on matters relating to the shareholders and the capital market at board meetings. These views and opinions facilitate the Board in making their decisions in the shareholders' best interests. All independent non-executive Directors, except for their equity interests and remuneration disclosed in this annual report, do not have any business with or financial interests in the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. The functions of non-executive Director and independent non- executive Directors include, amongst other things, attending board meetings, exercising independent judgements at meetings, playing a leading role in resolving any potential conflicts of interest, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, and monitoring and reporting on matters relating to the performance of the Company.

With respect to the nomination and appointment of new directors and senior management members, the Nomination Committee would, after considering the Company's need for new directors and/or senior management members, identify a wide range of candidates from within the Company and the human resources market and make recommendations to the Board. The Nomination Committee will consider candidates on merit against objective criteria and with due regard to the benefits of diversity on the Board. After having obtained the consent from candidates in relation to the relevant nomination and based on the Company's actual needs, the Board would convene a meeting, attendees of which include independent non-executive Directors and non-executive Director, to consider the qualifications of the candidates. The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company's articles of association and at least once every three years.

Every newly appointed Director is provided with a comprehensive, formal and tailored induction on appointment, and would subsequently receive all briefing and professional development necessary to ensure that he/she has proper understanding of the Company's operations and businesses, full understanding of his/her responsibilities under the statutes, the common law, the Listing Rules, applicable legal and regulatory requirements, and the Company's business and corporate governance policies. Furthermore, formal letters of appointment setting out the key terms and conditions of the Directors' appointment will be duly prepared.

42 CORPORA T E GO VERNANCE REPOR T Directors’ training is an ongoing process. The Company regularly invites various professionals to provide trainings on the latest changes and development of the legal and regulatory requirements as well as the market and/or industrial environment to Directors. In 2019, the Directors as at 31 December 2019 have participated in various training and continuous professional development activities and the summary of which is as follows: Types of training Executive Director Wang Xiaochu (Chairman) A, B 1 Li Guohua A, B Li Fushen A, B 2 Shao Guanglu A, B Zhu Kebing A, B Non-Executive Director Cesareo Alierta Izuel A, B Independent Non-Executive Director Cheung Wing Lam Linus A, B Wong Wai Ming A, B Chung Shui Ming Timpson A, B Law Fan Chiu Fun Fanny A, B A: attending relevant seminars and/or conferences and/or forums; delivering speeches at relevant seminars and/or conferences and/or forums B: reading or writing relevant newspapers, journals and articles relating to general economy, general business, telecommunications, corporate governance or directors’ duties Note 1: On 11 March 2020, Mr. Li Guohua has resigned as executive Director of the Company. Note 2: On 16 January 2020, Mr. Shao Guanglu has resigned as executive Director of the Company. The remuneration package for executive Directors includes salary and performance-linked annual bonuses. The remuneration of executive Directors is determined by reference to their respective duties and responsibilities in the Company, their respective experience, prevailing market conditions and applicable regulatory requirements while the award of the performance-linked annual bonuses is tied to the attainment of key performance indicators or targets set by the Company. The remuneration of non-executive Directors is determined by reference to prevailing market conditions and their respective responsibilities and workload from serving as non-executive Directors and members of the board committees of the Company. The Company also adopted share option scheme for the purpose of providing long term incentives to eligible participants, including Directors (details of such share option scheme are set out in the paragraph headed “Share Option Scheme of the Company” on pages 64 to 65 of this annual report). The remuneration for each Director and the remuneration of senior management by band are disclosed on pages 146 to 147 of this annual report. In addition to the remuneration, the Company has arranged appropriate insurance coverage in respect of legal action against the Directors.42 CORPORA T E GO VERNANCE REPOR T Directors’ training is an ongoing process. The Company regularly invites various professionals to provide trainings on the latest changes and development of the legal and regulatory requirements as well as the market and/or industrial environment to Directors. In 2019, the Directors as at 31 December 2019 have participated in various training and continuous professional development activities and the summary of which is as follows: Types of training Executive Director Wang Xiaochu (Chairman) A, B 1 Li Guohua A, B Li Fushen A, B 2 Shao Guanglu A, B Zhu Kebing A, B Non-Executive Director Cesareo Alierta Izuel A, B Independent Non-Executive Director Cheung Wing Lam Linus A, B Wong Wai Ming A, B Chung Shui Ming Timpson A, B Law Fan Chiu Fun Fanny A, B A: attending relevant seminars and/or conferences and/or forums; delivering speeches at relevant seminars and/or conferences and/or forums B: reading or writing relevant newspapers, journals and articles relating to general economy, general business, telecommunications, corporate governance or directors’ duties Note 1: On 11 March 2020, Mr. Li Guohua has resigned as executive Director of the Company. Note 2: On 16 January 2020, Mr. Shao Guanglu has resigned as executive Director of the Company. The remuneration package for executive Directors includes salary and performance-linked annual bonuses. The remuneration of executive Directors is determined by reference to their respective duties and responsibilities in the Company, their respective experience, prevailing market conditions and applicable regulatory requirements while the award of the performance-linked annual bonuses is tied to the attainment of key performance indicators or targets set by the Company. The remuneration of non-executive Directors is determined by reference to prevailing market conditions and their respective responsibilities and workload from serving as non-executive Directors and members of the board committees of the Company. The Company also adopted share option scheme for the purpose of providing long term incentives to eligible participants, including Directors (details of such share option scheme are set out in the paragraph headed “Share Option Scheme of the Company” on pages 64 to 65 of this annual report). The remuneration for each Director and the remuneration of senior management by band are disclosed on pages 146 to 147 of this annual report. In addition to the remuneration, the Company has arranged appropriate insurance coverage in respect of legal action against the Directors.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 43 the meetings and to include matters for discussion in the meeting agenda. Notices of regular board meetings are delivered to the Directors at least 14 days in advance of the meetings. The Company delivers, on a best endeavor basis, all documents for regular board meetings to the Directors at least one week prior to the meetings (and ensures that all documents are delivered to the Directors no less than three days prior to the regular meetings as required by the Code Provisions). The Company Secretary, being an employee of the Company, has day-to-day knowledge of the Company’s affairs and reports to the Chairman of the Board. He keeps close contact with all Directors and ensures that the operation of the Board and all board committees is in compliance with the procedures as set forth in the Company’s articles of association and The Board has provided clear guidelines for delegation the charters of the board committees. Additionally, the Company Secretary is responsible for compiling of powers and responsibilities to management. However, certain important matters must be decided and regularly submitting draft minutes of board meetings and committee meetings to the Directors only by the Board, including, but not limited to, long- and committee members for their comment, and term objectives and strategies, annual budget, initial announcements on quarterly, interim and final results, final versions of minutes for their records, within a reasonable time after the relevant meetings. Each dividends, major investments, equity-related capital market operations, mergers and acquisitions, major Director may obtain advice from and the services of the Company Secretary to ensure that board connected transactions and annual internal control procedures, and all applicable rules and regulations, evaluation. The arrangements on delegation of powers and responsibilities to management are reviewed by are followed. Physical board meetings will be held for the selection, appointment or dismissal of the the Board periodically to ensure that they remain Company Secretary. To ensure the possession of appropriate to the needs of the Company. up-to-date knowledge and market information to perform his duties, the Company Secretary attended The Board convenes meetings regularly and all Directors have adequate opportunity to be present at sufficient professional training in 2019.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 43 the meetings and to include matters for discussion in the meeting agenda. Notices of regular board meetings are delivered to the Directors at least 14 days in advance of the meetings. The Company delivers, on a best endeavor basis, all documents for regular board meetings to the Directors at least one week prior to the meetings (and ensures that all documents are delivered to the Directors no less than three days prior to the regular meetings as required by the Code Provisions). The Company Secretary, being an employee of the Company, has day-to-day knowledge of the Company’s affairs and reports to the Chairman of the Board. He keeps close contact with all Directors and ensures that the operation of the Board and all board committees is in compliance with the procedures as set forth in the Company’s articles of association and The Board has provided clear guidelines for delegation the charters of the board committees. Additionally, the Company Secretary is responsible for compiling of powers and responsibilities to management. However, certain important matters must be decided and regularly submitting draft minutes of board meetings and committee meetings to the Directors only by the Board, including, but not limited to, long- and committee members for their comment, and term objectives and strategies, annual budget, initial announcements on quarterly, interim and final results, final versions of minutes for their records, within a reasonable time after the relevant meetings. Each dividends, major investments, equity-related capital market operations, mergers and acquisitions, major Director may obtain advice from and the services of the Company Secretary to ensure that board connected transactions and annual internal control procedures, and all applicable rules and regulations, evaluation. The arrangements on delegation of powers and responsibilities to management are reviewed by are followed. Physical board meetings will be held for the selection, appointment or dismissal of the the Board periodically to ensure that they remain Company Secretary. To ensure the possession of appropriate to the needs of the Company. up-to-date knowledge and market information to perform his duties, the Company Secretary attended The Board convenes meetings regularly and all Directors have adequate opportunity to be present at sufficient professional training in 2019.

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CORPORATE GOVERNANCE REPORT


China unicom中国联通
中國聯合網絡通信(香港)股份有限公司
China Unicom (Hong Kong) Limited
股東週年大會
Annual General Meeting

The Directors may, upon request, obtain independent professional advice at the expense of the Company. In addition, if any substantial shareholder of the Company or any Directors has significant conflicts of interest in a matter to be resolved, the Board will convene a board meeting in respect of such matter and those Directors who have conflicts of interest must abstain from voting and will not be counted in the quorum of the meeting.

All Directors are required to devote sufficient time and attention to the affairs of the Company. A culture of openness and debate are promoted in the Board and the Directors are encouraged to express their views and concerns. The Company provides monthly operating update to the Directors, so as to ensure the Directors are familiar with the Company's latest operations. In addition, through regular board meetings and reports from management, the Directors are able to clearly understand the operations, business strategy and latest development of the Company and the industry. Besides formal board meetings, the Chairman also meets annually with independent non-executive Directors, without the presence of other Directors, which further promotes the exchange of diversified views and opinions. In order to ensure that all Directors have appropriate knowledge of the matters discussed at the meetings, adequate, accurate, clear, complete and reliable information regarding those matters is provided in advance and in a timely manner, and all Directors have the right to inspect documents and information in relation to matters to be decided by the Board. The Directors have frequently visited various branches in Mainland China to gain better understanding of the Company's daily operations. In addition, the Company has arranged relevant trainings for the Directors (which include training sessions conducted by professional advisers, such as lawyers and accountants, from time to time) in order to broaden their knowledge in the relevant areas and to improve their understanding of the Company's business, legal and regulatory requirements and the latest operational technologies. The Board also conducts annual evaluation of its performance. Such efforts have improved the corporate governance of the Company.

In 2019, the Board held four board meetings and passed one written resolution for, amongst other things, discussion and approval of important matters such as the 2018 annual results, the 2018 Form 20-F, the 2019 annual budget, the 2019 interim results, the first and the first three quarters results for 2019, corporate social responsibility report, reports on risk management and internal control, renewal of continuing connected transactions, the appointment of senior vice president as well as the adjustment on non-executive director fees.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 45

Set forth below is an overview of the attendance during the year of 2019 by the Board members at various meetings:

	Meetings Attended/Held				
	Board Meeting	Audit Committee Meeting	Remuneration Committee Meeting	Nomination Committee Meeting	Shareholders Meeting
Executive Directors					
Wang Xiaochu *(Chairman)*	3/4	N/A	N/A	1/1	1/1
Li Guohua[1]	3/4	N/A	N/A	N/A	1/1
Li Fushen	4/4	N/A	N/A	N/A	1/1
Shao Guanglu[2]	4/4	N/A	N/A	N/A	1/1
Zhu Kebing	4/4	N/A	N/A	N/A	1/1
Non-Executive Director					
Cesareo Alierta Izuel	0/4	N/A	N/A	N/A	0/1
Independent Non-Executive Directors					
Cheung Wing Lam Linus	4/4	4/4	1/1	N/A	1/1
Wong Wai Ming	3/4	3/4	1/1	N/A	0/1
Chung Shui Ming Timpson	3/4	4/4	0/1	0/1	1/1
Law Fan Chiu Fun Fanny	4/4	4/4	N/A	1/1	1/1

Note 1: On 11 March 2020, Mr. Li Guohua has resigned as executive Director of the Company.

Note 2: On 16 January 2020, Mr. Shao Guanglu has resigned as executive Director of the Company.

Note 3: Certain Directors (including independent non-executive Directors) did not attend the shareholders meeting and some of the meetings of the Board and committees due to other business commitments or being overseas.

In 2019, the Board performed their fiduciary duties and devoted sufficient time and attention to the affairs of the Company. The Board works effectively and performs its responsibilities efficiently with all key and appropriate issues being discussed and approved in a timely manner.

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CORPORATE GOVERNANCE REPORT


China unicom中国联通
中國聯合網絡通信(香港)股份有限公司
China Unicom (Hong Kong) Limited

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers", as set out in Appendix 10 to the Listing Rules (the "Model Code") to govern securities transactions by directors. Further to the specific enquiries made by the Company to the Directors, all Directors have confirmed their compliance with the Model Code for the year ended 31 December 2019.

The Directors acknowledge their responsibilities for preparing the financial statements for the year ended 31 December 2019, which give a true and fair view of the financial position of the Company as at the statement of financial position date and financial performance and cash flows of the Company for the year ended the statement of financial position date, are properly prepared on the going concern basis in accordance with relevant statutory requirements and applicable financial reporting standards. A statement of the independent auditors about their reporting responsibilities related to the financial statements is set out in the independent auditor's report on page 88 to page 92 of this annual report.

COMMITTEES UNDER THE BOARD

The Company has established three committees of the Board under the Board, the Audit Committee, the Remuneration Committee and the Nomination Committee. Each committee has a written charter, which is available on the websites of the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). From time to time as required by the Listing Rules, the Board also establishes independent board committee for the purpose of advising and providing voting recommendations to independent shareholders on connected transactions and transactions subject to independent shareholders' approval entered into by the Company and/or its subsidiaries. The committees are provided with sufficient resources, including, amongst others, obtaining independent professional advice at the expense of the Company, to perform its duties. The committees report their decisions or recommendations to the Board after meetings.

Audit Committee

Composition

Currently the Audit Committee comprised Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive Directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming. All members of the Audit Committee have satisfied the "independence" requirements in relation to an Audit Committee member under applicable laws, regulations and rules. The Chairman of the Audit Committee is an accountant with expertise and experience in accounting and financial management. Another member of the Audit Committee is also an accountant with extensive accounting professional experience.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 47

Major Responsibilities

The primary responsibilities of the Audit Committee include: as the key representative body, overseeing the Company's relationship with the independent auditor, considering and approving the appointment, resignation and removal of the independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor's independence; reviewing quarterly and interim financial information as well as annual financial statements; coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits; reviewing correspondences from the independent auditor to the management and responses of the management; discussing the risk management and internal control system with the management as well as reviewing the reports on the risk management and internal control procedures of the Company. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company's accounting, internal control and audit matters. Any complaints on the aforementioned subject matters can be submitted by post (No. 21 Financial Street, Xicheng District, Beijing, 100033, China) or by phone (86-(010) 88091674). The Audit Committee is responsible to and regularly reports its work to the Board.

Work Completed in 2019

The Audit Committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective risk management and internal control as well as efficient audit.

The Audit Committee held four meetings in 2019 for, amongst other things, discussion and approval of the 2018 annual results, the 2018 Form 20-F, the 2019 interim results, and the first and the first three quarters results for 2019. In addition, the Audit Committee approved in the meetings the report on risk management, the report on internal audit and internal control, the report on continuing connected transaction, the re-appointment, the audit fees and the audit plans of the independent auditor as well as the non-audit services provided by the independent auditor in 2019.

The Audit Committee has performed its duties effectively, and enabled the Board to better monitor the financial condition of the Company, supervise the risk management and internal control of the Company, ensure the integrity and reliability of the financial statements of the Company, prevent significant errors in the financial statements and ensure the Company's compliance with the relevant requirements of the Listing Rules, the U.S. federal securities regulations and the New York Stock Exchange listing standards with respect to audit committee.

Remuneration Committee

Composition

Currently the Remuneration Committee comprised Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson, all being independent non-executive Directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

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CORPORATE GOVERNANCE REPORT

Major Responsibilities

The primary responsibilities of the Remuneration Committee include: making recommendations to the Board on the policies and structure for all Directors' and senior management's remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy; reviewing and approving the management's remuneration proposals with reference to the corporate goals and objectives set by the Board; making recommendations to the Board on the remuneration packages of individual executive Directors and senior management (including benefits in kind, pension right and compensation payments, including any compensation payable for loss or termination of their office or appointment); making recommendations to the Board on the remuneration of non-executive Directors; consulting the Chairman about the remuneration proposals for other executive Directors; considering salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the Group; considering any concrete plan proposed by the management of the Company for the grant of option which has not been granted, and any plan to amend any existing option scheme of the Company; reviewing and approving compensation payable to executive Directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms; reviewing and approving compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure that they are consistent with contractual terms; and ensuring that no Director or any of his/her associates is involved in deciding his/her own remuneration.

Work Completed in 2019

The Remuneration Committee meets at least once a year. The Remuneration Committee held one meeting in 2019 for, amongst other things, discussion and approval of proposal for appraisal and remuneration of senior management.

The Remuneration Committee has performed its duties effectively on reviewing and approving the proposal of appraisal of senior management, as well as making recommendations to the Board with regards to the remuneration packages for senior management.

Nomination Committee

Composition

Currently the Nomination Committee comprised Mr. Chung Shui Ming Timpson, Mr. Wang Xiaochu and Mrs. Law Fan Chiu Fun Fanny. Except for Mr. Wang Xiaochu, who is the Chairman and CEO of the Company, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny are independent non- executive Directors of the Company. The Chairman of the Nomination Committee is Mr. Chung Shui Ming Timpson.

Major Responsibilities

The primary responsibilities of the Nomination Committee include: reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the corporate strategy of the Company; identifying individuals suitably qualified to become Board members and making recommendations to the Board; formulating, reviewing and implementing the board diversity policy; assessing the independence of independent non-executive Directors; making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors; providing advice to the Board on candidates of the senior management nominated by the CEO and on changes to the senior management of the Company.

Work Completed in 2019

The Nomination Committee meets at least once a year. The Nomination Committee held one meeting and passed one written resolution in 2019 for, amongst other things, reviewing the structure, size and composition of the Board, assessment of the independence of independent non-executive Directors, making recommendations to the Board on the proposed re-election of Directors, the appointment of executive Directors and senior vice presidents.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 49

The Company has adopted nomination policy. With respect to the nomination and appointment of new directors and senior management members, the Nomination Committee would, after considering the Company's need for new directors and/or senior management members, identify a wide range of candidates from within the Company and the human resources market and make recommendations to the Board. The Nomination Committee will consider candidates on merit against objective criteria and with due regard to the benefits of diversity on the Board. After having obtained the consent from candidates in relation to the relevant nomination and based on the Company's actual needs, the Board would convene a meeting, attendees of which include independent non-executive Directors and non-executive Director, to consider the qualifications of the candidates. The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company's articles of association and at least once every three years.

The Company has also adopted a policy concerning diversity of board members. The Company recognises and embraces the benefits of having a diverse Board, and notes increasing diversity at Board level as an essential element in maintaining a competitive advantage. All Board appointments are made on merit, in the context of the skills and experience the Board as a whole requires to be effective. In reviewing Board composition, the Nomination Committee will consider their professional knowledge, skills, experience and the balance of diversity of perspectives which are appropriate to the Company's business model and specific needs. In identifying suitable candidates for appointment to the Board, the Nomination Committee will with due regard to the benefits of diversity on the Board and base on a range of diversity perspectives including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and duration of service. The ultimate decision will be based on merit and contribution that the selected candidates will bring to the Board.

In addition, pursuant to the Company's articles of association, shareholder may propose other person for election as a director at general meeting. The proposal will be considered and approved in the general meeting. With regard to the procedure for shareholder to propose a person for election as a director, please visit the Company's website at https://www.chinaunicom.com.hk/en/about/cg_report.php

The Company has adopted a policy concerning diversity of board members. The Company recognises and embraces the benefits of having a diverse Board, and notes increasing diversity at Board level as an essential element in maintaining a competitive advantage. All Board appointments are made on merit, in the context of the skills and experience the Board as a whole requires to be effective. In reviewing Board composition, the Nomination Committee will consider their professional knowledge, skills, experience and the balance of diversity of perspectives which are appropriate to the Company's business model and specific needs. In identifying suitable candidates for appointment to the Board, the Nomination Committee will consider candidates on merit against objective criteria and with due regard to the benefits of diversity on the Board. Selection of candidates will be based on a range of diversity perspectives including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and duration of service. The ultimate decision will be based on merit and contribution that the selected candidates will bring to the Board.

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CORPORATE GOVERNANCE REPORT

INDEPENDENT AUDITOR

KPMG is the independent auditor of the Company. Apart from audit services, it also provides other assurance and non-audit services. The other assurance and non-audit services provided by the independent auditors did not contravene the requirements of the US Sarbanes-Oxley Act and therefore enabling them to maintain the independence. The remuneration paid/payable to the independent auditor for provision of services in 2019 is as follows:

Items	Note	2019 (in RMB thousands)
Audit services	(i)	77,589
Other assurance services	(ii)	400
Non-audit services	(iii)	144

Notes:

(i) Audit services in 2019 mainly included audit work in connection with the audit of the Company's consolidated financial statements and internal control over financial reporting, pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

(ii) Other assurance services included other assurance and related services that can be reasonably provided by the independent auditor. In 2019, the provisions of other assurance and related services mainly included performing the limited procedures on the XBRL-tagged data related to Form 20-F for the year ended 31 December 2019.

(iii) Non-audit services included other services that can be reasonably provided by the independent auditor. In 2019, the provisions of non-audit services mainly included tax compliance services.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems, promotes the sustainable and healthy development of the Company, and enhances the Company's operation management level and risk prevention ability. The Board should oversee management in the design, implementation and monitoring of the risk management and internal control systems, and management should provide a confirmation to the Board on the effectiveness of these systems. The Board acknowledges that it is its responsibility for the risk management and internal control systems and reviewing their effectiveness.

Risk management and internal control systems have been designed to monitor and facilitate the accomplishment of the Company's business objectives, safeguard the Company's assets against loss and misappropriation, ensure maintenance of proper accounting records for the provision of reliable financial information, ensure the Company's compliance with applicable laws, rules and regulations. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 51

Organisation systems

The Company set up a group-wide risk management and internal control systems consisting of the Board, the Internal Control and Risk Management Committee, the Integrated Management Department and each relevant professional functional departments.


THE BOARD
Highest decision making body
AUDIT COMMITTEE
Supervision body
INTERNAL CONTROL AND RISK MANAGEMENT COMMITTEE
Highest coordination and deliberation body at company management level
COMMITTEES IN RELATED PROFESSIONAL
The cross departmental body of risk management in professional fields
FINANCIAL RISK COMMITTEE
The cross departmental body in financial risk management
INVESTMENT DECISION COMMITTEE
The cross departmental body in risk management of investment decision
INTERNAL CONTROL AND RISK MANAGEMENT OFFICE
Daily working departments
WORKING STEERING GROUP OF INTERNET AND CYBERSECURITY
The cross departmental body in risk management of internet and cybersecurity
PROFESSIONAL FUNCTIONAL DEPARTMENTS
Professional internal control management and execution departments
INTERNAL AUDIT DEPARTMENT
Integrated risk management and internal control department and supervision and evaluation department
......
The cross departmental bodies in risk management
INDEPENDENT EXTERNAL AUDITOR
External Independent Internal Control evaluation body
Branches and Subsidiaries
INTERNAL CONTROL AND RISK MANAGEMENT COMMITTEE
Coordination and deliberation body at company management level
COMMITTEES IN RELATED PROFESSIONAL
With reference to the needs of CUCL and the Company, the cross departmental bodies of risk management in professional fields have been established
INTERNAL CONTROL AND RISK MANAGEMENT OFFICE
Daily working departments
PROFESSIONAL FUNCTIONAL DEPARTMENTS
Professional internal control management and execution departments
INTERNAL AUDIT DEPARTMENT
Integrated risk management and internal control department and supervision and evaluation department

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CORPORATE GOVERNANCE REPORT

The Company has an internal audit department with 674 staff members, with officers stationed at various provincial branches. The internal audit department reports directly to the Audit Committee at least twice annually and is independent of the Company's daily operation and accounting functions. The internal audit department responsible for overall risk evaluation, special risk evaluation and internal control self-testing etc. It has also formulated targeted risk prevention and control measures, conducted risk follow-up inspections and has enhanced the risk awareness of the employees, all of which have played an active role in the Company's effective support and safeguard of its operation management and business development. Furthermore, with an emphasis on the effectiveness of internal control with respect to the efficiency of operations, accuracy of financial information, and compliance with rules and regulations, the internal audit department conducts, amongst others, internal control assessment and internal audit on economic accountability. In addition, the internal audit department also contributes to strengthening the operation and management, improving internal control systems, mitigating operational risks and increasing the economic efficiency of the Company.

Using the risk evaluation as fundamental with the adoption of Internal Control Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the "COSO"), the Company established internal control systems based on the following five fundamental components:

1. Control Environment: Establishes the control environment which fulfill COSO requirements to provide the appropriate operating environment for the effective implementation of internal control

2. Risk Evaluation: Establishes the Policy on Risk Evaluation Management and evaluation mechanism, evaluates the risks to the achievement of its objectives across the Company and identifies to the new risk due to the changes

3. Control Activities: Deploys appropriate policies and control procedures over the Company's business activities, identifies key control procedures and policies of significant control activities through evaluation

4. Information and Communication: Identifies relevant information and communication methods, establishes information and communication mechanisms to aggregate and delivers relevant information

5. Monitoring Activities: Establishes the internal control monitoring mechanism, implements the monitoring procedures and adopted the before, during and extensive monitoring principles, and carries on the proper monitoring to the internal control

Risk evaluation and management

The Company has established and gradually improved its comprehensive closed-loop risk management system for the purpose of "integrating management of day-to-day general risks and spontaneous critical risks", achieved the closed-loop management by risk evaluation, early warning and follow-up inspections to ensure the effectiveness of operation management. The Company evaluated the adequacy and appropriateness on risk and control measures according to the new business model, management requirement, change of system, adjustment of duties and findings from internal and external inspections.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 53

2019 Risk evaluation result

The followings were the major significant risks which the Company might encounter and its countermeasures in 2019:

Macroeconomics and market competition risk

In facing the risks from macroeconomic and market competition, the Company has actively countered the impact which brought by the new changes. Through deepening the execution of the strategy of Focus, Innovation and Cooperation, fostering solidarity among staff and dedicating to work, it has deeply advanced the high-quality development and persistently executed the strategy of "innovation, coordination, eco-friendliness, openness and sharing". It also nurtured the synergy of growth by the innovation driven development, cemented the core competitiveness while strengthening the edges in differentiation of Internet oriented operation. The Company implemented "co-build and co-share" by openly sharing, it comprehensively improved the industry ecology, enhanced the corporate value, and endeavored to chart new heights in market operation of 5G Era.

Risk from the changes of regulatory policies in the industry

In response to the risks arising from the changes of regulatory policies in the industry, the Company has been closely monitoring changes in policies, such as deregulation over the investment of foreign and private capital in the telecommunication industry, "Speed Upgrade and Tariff Reduction" and adjustments to interconnection settlement in domestic telecommunication services, among others. Measures in compliance with the requirements of relevant PRC regulators have been implemented to address the impact of such changes in a timely manner.

Technology upgrade risk

For the upgrade in telecommunications technology, the Company has extensive mobile network construction and operation experience, and has also been actively involved in the work of the world's mainstream international standardisation organisations. The Company has conducted in-depth research and testing on new technologies and new businesses while promoting the breakthrough in 5G development by a new model of "co-build and co-share", so as to continuously improve its technological innovation capability, and has reasonably planned and constructed its network to maintain its competitive strengths.

Interest rates and exchange rates risk

Regarding the interest rates and exchange rates risks, the Company continued to monitor the changes in the exchange rates and interest rates markets, adjusted the debt structure rationally and strengthened fund management in order to reduce exchange rates and interest rates risk.

The scope of the 2019 overall risk evaluation covered the whole Group, which included headquarter, 31 provincial companies and its cities-level branch offices and subsidiaries. Through both the quantitative and qualitative analysis, the Company fully considered the changes in operating environment, business and policies, identified the potential risk to the Company's operation, and planned for the risk according to the quantitative result. After reporting to each professional departments and the management, the significant risks and the risk level of the year were finally determined. The annual risk management instructions from the management were implemented according to the Policy on Risk Management and the Company's risk management requirement. This included the formulation of relevant risk management strategies, solution and corresponding departments carried out interim follow-up inspection works. The negative impacts arising from the risks and risk events were controlled as planned and were within an acceptable range. There were no significant control failings or weaknesses that have been identified during the year.

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CORPORATE GOVERNANCE REPORT

Monitoring and Optimisation

To ensure the effectiveness of risk management and internal control designs, the Company carried out risk evaluation timely and compared the risk points, formulated or enhanced corresponding internal control measures according to the change in business and management. At the same time, the internal control manual will be updated timely through the assessment and review on applications on internal control workflow modification submitted by professional departments, risk evaluation reports and exceptional issues from internal control assessment etc., so as to provide the effective support for the development of the sustainable growth of the Company. Internal Control and Risk Management Office conducted inspections on effectiveness on risk management and internal control implementation in regular or irregular time interval, improved and enhanced risk management and internal control designs continuously. Our Internal Audit Department has continued to organise our branches and subsidiaries to conduct annual internal control self-assessment based on the actual conditions of each unit and improve the quality of such self-assessment tasks, so as to gradually develop a quantitative internal assessment regime governed by uniform standards. Through the effective rectification of issues identified during the audit, assessment of the internal control system and its implementation, improvements made to the system and process optimisation, a long-term mechanism for closed-loop management in internal control has been put in place. According to the internal control self-assessment reports from the branches and subsidiaries, self-assessment reports from each professional department, current year exceptional issues in internal control discovered during internal audit and the Company annual risk management report, the Group's Internal Control and Risk Management Office at its headquarter formed the Company's internal control self-assessment report, which acted as supporting document for the management to issue a statement of the effectiveness of internal control. Based on different disclosure requirements on Company's internal control assessment report from different listing regulatory body, the Company prepared internal control assessment report respectively. External auditor issued and disclosed independence opinions on financial statement as at 31 December on that year and effectiveness on internal control over financial reporting.

As a telecommunications operator, the Company is subject to the regulations designed to protect critical information infrastructure. For example, under the Cybersecurity Law of the People's Republic of China, the Company is required to perform a security assessment when transferring personal information and important data overseas if such personal information and important data are collected from the operation in China. The Company also devotes significant resources to network security, data security and other security measures to protect its systems and data. To ensure the adequacy and effectiveness of the cybersecurity policies and procedures, the Company reviews and assesses these policies and procedures regularly, and reviews and assesses the security and integrity of the components of the network annually or bi-annually, depending on how critical such components are. Personal privacy, information security, and data protection are increasingly significant issues in China. For example, Cybersecurity Law of the People's Republic of China came into force on 1 June 2017, which sets forth the general framework regulating network products, equipment and services, as well as the operation and maintenance of information networks, the protection of personal data, and the supervision and administration of cybersecurity in China.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 55 Annual review Company’s annual report on Form 20-F for the year The Board oversees the Company’s risk management ended 31 December 2019 to be filed with the United and internal control systems on an ongoing basis States Securities and Exchange Commission by 30 and the Board conducted an annual review of the April 2020. risk management and internal control systems of the Company and its subsidiaries for the financial Information Disclosure Controls and year ended 31 December 2019, which covered all Procedural Standards material controls including financial, operational and In order to further enhance the Company’s system compliance controls. After receiving the reports of information disclosure, and to ensure the from the Internal Audit Department, as well as the truthfulness, accuracy, completeness and timeliness confirmation from the management to the Board of its public disclosures (including inside information), on the effectiveness of these systems, the Board is the Company has adopted and implemented the of the view that the Company’s risk management and Information Disclosure Control Policy. In an effort to internal control systems is effective and adequate. The standardise the principles for information disclosures, review also ensure, with respect to the Company’s the Company established the Information Disclosure accounting, internal audit and financial reporting Review Committee under the management and function, the adequacy of resources, staff qualifications formulated the procedures in connection with the and experience, and training programs and budget. compilation and reporting of the Company’s financial and operational statistics and other information, as well REQUIREMENTS UNDER SECTION 404 as the procedures in connection with the preparation OF THE SARBANES-OXLEY ACT and review of the periodic reports. Moreover, the Compliance with the requirements under Section Company established detailed implementation rules 404 of the U.S. Sarbanes-Oxley Act of 2002 (the with respect to the contents and requirements of “Sarbanes- Oxley Act”) has been an area of emphasis financial data verification, in particular, the upward for the Company. The relevant sections of the undertakings by the individual responsible officers at Sarbanes-Oxley Act require the management of non- the major departments. U.S. issuers with equity securities listed on U.S. stock exchanges to issue reports and make representations POLICY ON PAYMENT OF DIVIDEND as to internal control over financial reporting. The objective of the dividend policy is to achieve a long-term, sustainable and steadily increasing dividend, The relevant internal control report needs to stress with a view to maximising the shareholders’ value. the management’s responsibility for establishing and The declaration and payment of future dividends will maintaining adequate and effective internal control depend upon, among other things, financial condition, over financial reporting. Management is required to business prospects, future earnings, cash flow, liquidity assess the effectiveness of the Company’s internal level and cost of capital. The Company believes such control over financial reporting as at year end. Under policy will provide the shareholders with a stable Section 404 of the Sarbanes-Oxley Act, the Company’s return in the long term along with the growth of the management is required to conduct an assessment of Company. Pursuant to the Companies Ordinance the effectiveness of the Company’s internal control (Chapter 622 of the Laws of Hong Kong) and the over financial reporting as at 31 December 2019. Company’s articles of association, the Company Management is currently in the process of finalising may only pay dividends out of profits available for the management’s report on internal control over distribution. financial reporting, which will be included in the CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 55 Annual review Company’s annual report on Form 20-F for the year The Board oversees the Company’s risk management ended 31 December 2019 to be filed with the United and internal control systems on an ongoing basis States Securities and Exchange Commission by 30 and the Board conducted an annual review of the April 2020. risk management and internal control systems of the Company and its subsidiaries for the financial Information Disclosure Controls and year ended 31 December 2019, which covered all Procedural Standards material controls including financial, operational and In order to further enhance the Company’s system compliance controls. After receiving the reports of information disclosure, and to ensure the from the Internal Audit Department, as well as the truthfulness, accuracy, completeness and timeliness confirmation from the management to the Board of its public disclosures (including inside information), on the effectiveness of these systems, the Board is the Company has adopted and implemented the of the view that the Company’s risk management and Information Disclosure Control Policy. In an effort to internal control systems is effective and adequate. The standardise the principles for information disclosures, review also ensure, with respect to the Company’s the Company established the Information Disclosure accounting, internal audit and financial reporting Review Committee under the management and function, the adequacy of resources, staff qualifications formulated the procedures in connection with the and experience, and training programs and budget. compilation and reporting of the Company’s financial and operational statistics and other information, as well REQUIREMENTS UNDER SECTION 404 as the procedures in connection with the preparation OF THE SARBANES-OXLEY ACT and review of the periodic reports. Moreover, the Compliance with the requirements under Section Company established detailed implementation rules 404 of the U.S. Sarbanes-Oxley Act of 2002 (the with respect to the contents and requirements of “Sarbanes- Oxley Act”) has been an area of emphasis financial data verification, in particular, the upward for the Company. The relevant sections of the undertakings by the individual responsible officers at Sarbanes-Oxley Act require the management of non- the major departments. U.S. issuers with equity securities listed on U.S. stock exchanges to issue reports and make representations POLICY ON PAYMENT OF DIVIDEND as to internal control over financial reporting. The objective of the dividend policy is to achieve a long-term, sustainable and steadily increasing dividend, The relevant internal control report needs to stress with a view to maximising the shareholders’ value. the management’s responsibility for establishing and The declaration and payment of future dividends will maintaining adequate and effective internal control depend upon, among other things, financial condition, over financial reporting. Management is required to business prospects, future earnings, cash flow, liquidity assess the effectiveness of the Company’s internal level and cost of capital. The Company believes such control over financial reporting as at year end. Under policy will provide the shareholders with a stable Section 404 of the Sarbanes-Oxley Act, the Company’s return in the long term along with the growth of the management is required to conduct an assessment of Company. Pursuant to the Companies Ordinance the effectiveness of the Company’s internal control (Chapter 622 of the Laws of Hong Kong) and the over financial reporting as at 31 December 2019. Company’s articles of association, the Company Management is currently in the process of finalising may only pay dividends out of profits available for the management’s report on internal control over distribution. financial reporting, which will be included in the

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CORPORATE GOVERNANCE REPORT

Taking into consideration the Company's profitability, debt and cash flow level, capital requirements for its future development etc., the Board recommended the payment of a final dividend of RMB0.148 per share for the year ended 31 December 2019. Going forward, the Company will continue to strive for enhancing its profitability and shareholders' return.



CORPORATE TRANSPARENCY AND INVESTOR RELATIONS

In addition to publishing annual reports and interim reports, the Company discloses major unaudited financial information (including revenue, operating expenses, EBITDA, net profit) and other key performance indicators on a quarterly basis and announces operational statistics on a monthly basis in order to enhance the Company's transparency and improve investors' understanding of the business operations of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements under the U.S. federal securities laws.

Upon the announcement of interim and annual results or major transactions, the Company will generally hold analyst briefings, press conferences, and global conference calls with investors. During such conferences, the management of the Company would interact directly with analysts, fund managers, investors and journalists to provide them with relevant information and data of the Company. The Company's management would accurately and thoroughly respond to questions raised by analysts, fund managers, investors and journalists. Archived webcast of the investor presentation is also available on the Company's website to ensure wide dissemination of information and data.

The Company's investor relations department is responsible for providing information and services requested by investors, maintaining timely communications with investors and fund managers, including responding to investors' inquiries and meeting with company-visit investors, as well as gathering market information and passing views from shareholders to the Directors and management to ensure such views are properly communicated. The Company also arranges from time to time road shows and actively attends investor conferences arranged by investment banks, through which the Company's management meets and communicates with investors to provide them with opportunities to understand more accurately the Company's latest development and performance in various aspects, including business operations and management.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 57 In 2019, the Company participated in the following investor conferences: Date Conferences January 2019 UBS Greater China Conference 2019 January 2019 DBS Pulse of Asia Conference January 2019 dbAccess China Conference 2019 March 2019 Morgan Stanley Ninth Annual Hong Kong Investor Summit March 2019 22nd Credit Suisse Asian Investment Conference March 2019 Bernstein’s 5th Annual China Telecommunications Symposium April 2019 Nomura Greater China TMT Corporate Day 2019 April 2019 CMS 5G Investor Seminar May 2019 24th CLSA China Forum May 2019 CICC A-share Forum May 2019 HSBC 6th Annual China Conference May 2019 Macquarie Greater China Conference 2019 May 2019 Goldman Sachs TechNet Conference Asia Pacific 2019 May 2019 dbAccess Asia Conference 2019 May 2019 Bank of America Merrill Lynch 2019 Innovative China Conference May 2019 Morgan Stanley Fifth Annual China Summit May 2019 Nomura Investment Forum Asia 2019 June 2019 HSBC Global Emerging Markets Investor Forum June 2019 UBS Asia TMI Conference 2019 June 2019 ICBC International — 2019 New Technology Corporate Day August 2019 Morgan Stanley China TMT Conference 2019 September 2019 26th CLSA Investors’ Forum October 2019 AllianceDBS 5G and Technology Corporate Day November 2019 Goldman Sachs China Conference 2019 November 2019 10th Credit Suisse China Investment Conference November 2019 Bank of America Merrill Lynch 2019 China Conference November 2019 Citi China Investor Conference 2019 November 2019 CICC Investment Forum 2019 November 2019 Daiwa Investment Conference Hong Kong 2019 November 2019 Morgan Stanley European Technology, Media & Telecom Conference November 2019 Morgan Stanley 18th Asia Pacific SummitCHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 57 In 2019, the Company participated in the following investor conferences: Date Conferences January 2019 UBS Greater China Conference 2019 January 2019 DBS Pulse of Asia Conference January 2019 dbAccess China Conference 2019 March 2019 Morgan Stanley Ninth Annual Hong Kong Investor Summit March 2019 22nd Credit Suisse Asian Investment Conference March 2019 Bernstein’s 5th Annual China Telecommunications Symposium April 2019 Nomura Greater China TMT Corporate Day 2019 April 2019 CMS 5G Investor Seminar May 2019 24th CLSA China Forum May 2019 CICC A-share Forum May 2019 HSBC 6th Annual China Conference May 2019 Macquarie Greater China Conference 2019 May 2019 Goldman Sachs TechNet Conference Asia Pacific 2019 May 2019 dbAccess Asia Conference 2019 May 2019 Bank of America Merrill Lynch 2019 Innovative China Conference May 2019 Morgan Stanley Fifth Annual China Summit May 2019 Nomura Investment Forum Asia 2019 June 2019 HSBC Global Emerging Markets Investor Forum June 2019 UBS Asia TMI Conference 2019 June 2019 ICBC International — 2019 New Technology Corporate Day August 2019 Morgan Stanley China TMT Conference 2019 September 2019 26th CLSA Investors’ Forum October 2019 AllianceDBS 5G and Technology Corporate Day November 2019 Goldman Sachs China Conference 2019 November 2019 10th Credit Suisse China Investment Conference November 2019 Bank of America Merrill Lynch 2019 China Conference November 2019 Citi China Investor Conference 2019 November 2019 CICC Investment Forum 2019 November 2019 Daiwa Investment Conference Hong Kong 2019 November 2019 Morgan Stanley European Technology, Media & Telecom Conference November 2019 Morgan Stanley 18th Asia Pacific Summit

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CORPORATE GOVERNANCE REPORT

In addition, through announcements, press releases and the Company website (www.chinaunicom.com.hk), the Company disseminates the latest information regarding any significant business development in a timely and accurate manner. In the perspective of investor relations, the Company's website not only serves as an important channel for the Company to disseminate press releases and corporate information to investors and the capital market, but also plays a significant role in the Company's valuation and our compliance with regulatory requirements for information disclosure. In 2019, the Company updated the content of its website on an ongoing basis to further enhance the functions of website and level of transparency in information disclosure, striving for achieving international best practices. Our website was honored with the Grand Awards by the three international institutions, including "iNova Awards", "Mercury Awards" and "Astrid Awards" this year.

Furthermore, the Company has adopted a Shareholders' Communication Policy to ensure that the shareholders of the Company are provided with readily, equal and timely access to balanced and understandable information about the Company, to enable shareholders to exercise their rights in an informed manner, and to enhance the shareholders' and the investment community's communication with the Company.

The Company's effort in investor relations is well recognised by the capital market, and accredited with a number of awards. The Company was voted as "Best in Communications Sector" and "Best IR by a senior management team" at "IR Magazine Awards — Greater China 2019". It was also voted as "Asia's Best Investor Relations Company (Telecoms) - 1st" in "2019 All-Asia Executive Team" ranking organised by Institutional Investor.

SHAREHOLDERS' RIGHTS

Annual General Meeting

The Board endeavors to maintain an on-going dialogue with shareholders, and in particular, to communicate with shareholders through annual general meetings. Notices of annual general meeting are sent to shareholders at least 20 clear business days before the meeting. The Directors and representatives of the Board committees usually attend the meetings and treasure the opportunities to communicate with shareholders at such meetings. At general meetings, the chairman of the meeting proposes individual resolutions in respect of each substantially separate matter. All matters at the Company's general meetings are resolved by poll and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded appropriately, and publishes the poll results in a timely manner.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 59

The last annual general meeting of the Company was held on 10 May 2019, at which the following resolutions were passed:

- to receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2018

- to declare a final dividend for the year ended 31 December 2018

- to re-elect Mr. Wang Xiaochu, Mr. Li Guohua, Mr. Zhu Kebing, Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming as Directors, and to authorise the Board to fix remuneration of the Directors

- to re-appoint auditor and authorise the Board to fix their remuneration for the year ending 31 December 2019

- to grant a general mandate for share buy-back

- to grant a general mandate to issue new shares

- to extend the general mandate to issue new shares



The next annual general meeting will be held on 25 May 2020. Please refer to the circular, which sets out the details, that has been sent together with this Annual Report.

Putting Forward Resolutions at Annual General Meetings

Pursuant to Section 615 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), the following persons may put forward a resolution at the next annual general meeting of the Company: (a) any number of shareholders, together holding not less than 2.5% of the total voting rights of all shareholders which have, as at the date of the requisition, a right to vote at the next annual general meeting, or (b) not less than 50 shareholders who have a right to vote on the resolution at the annual general meeting to which the requests relate.

The resolution must be one which may be properly moved and is intended to be moved at the next annual general meeting. The requisition must be signed by the requisitionists and deposited at the registered office of the Company at least six weeks or if later, the time at which notice is given of the annual general meeting before the annual general meeting, the Company has a duty to give notice of such proposed resolution to all shareholders who are entitled to receive notice of the next annual general meeting.

In addition, requisitionists may require the Company to circulate to shareholders entitled to receive notice of the annual general meeting a statement of not more than 1,000 words with respect to the resolution to be proposed. However, the Company is not required to circulate any statement if the court is satisfied that this right is being abused to secure needless publicity for defamatory matters. In such event, the requisitionists may be ordered to pay for the Company's expenses for application to the court.

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CORPORATE GOVERNANCE REPORT

If the requisition signed by the requisitionists does not require the Company to give shareholders notice of a resolution, such requisition may be deposited at the registered office of the Company not less than one week before the next annual general meeting.

Convening Extraordinary General Meetings

Pursuant to Section 566 of the Companies Ordinance, shareholder(s) holding not less than 5% of the total voting rights of all shareholders having a right to vote at general meetings of the Company as at the date of deposit of the requisition, may request the Directors of the Company to convene an extraordinary general meeting. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company.

If the Directors do not, within 21 days from the date of deposit of the requisition, proceed duly to convene a meeting to be held not more than 28 days after the notice of the meeting, shareholder(s) requisitioning the meeting, or any of them representing more than half of their total voting rights, may themselves convene a meeting to be held within three months of such date.

Meetings convened by the requisitionists must be convened in the same manner, as nearly as possible, as meetings to be convened by Directors of the Company. Any reasonable expenses incurred by the requisitionists will be reimbursed by the Company due to the failure of the Directors duly to convene a meeting.

Putting Forward Resolutions at Extraordinary General Meetings

Shareholders may not put forward resolutions to be considered at any general meetings other than annual general meetings. However, shareholders may request an extraordinary general meeting to consider any such resolution as described in "Convening Extraordinary General Meetings" above.

Any queries relating to shareholders' rights on putting forward resolutions at general meetings and convening extraordinary general meetings should be directed to the Company Secretary of the Company. Requisitions should be deposited at the Company's registered office and marked for the attention of the Company Secretary.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE LISTING STANDARDS OF THE NEW YORK STOCK EXCHANGE

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent applicable to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 61 In accordance with the requirements of Section ENQUIRY ON THE COMPANY 303A.11 of the New York Stock Exchange Listed Shareholders may raise any enquiry on the Company Company Manual, the Company has posted on its at any time through the following channels: website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance China Unicom (Hong Kong) Limited practices of the Company and those required to be followed by U.S. companies under the listing standards Address: 75th Floor, The Center, 99 Queen’s Road of the New York Stock Exchange. Central, Hong Kong Tel : (852) 2126 2018 Fax : (852) 2126 2016 Website : www.chinaunicom.com.hk Email : ir@chinaunicom.com.hk These contact details are also available in the “Contact Us” section on the Company’s website (www.chinaunicom.com.hk) designated to enable shareholders to send enquiries to the Company on a timely and effective manner. https://www.chinaunicom.com.hkCHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 61 In accordance with the requirements of Section ENQUIRY ON THE COMPANY 303A.11 of the New York Stock Exchange Listed Shareholders may raise any enquiry on the Company Company Manual, the Company has posted on its at any time through the following channels: website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance China Unicom (Hong Kong) Limited practices of the Company and those required to be followed by U.S. companies under the listing standards Address: 75th Floor, The Center, 99 Queen’s Road of the New York Stock Exchange. Central, Hong Kong Tel : (852) 2126 2018 Fax : (852) 2126 2016 Website : www.chinaunicom.com.hk Email : ir@chinaunicom.com.hk These contact details are also available in the “Contact Us” section on the Company’s website (www.chinaunicom.com.hk) designated to enable shareholders to send enquiries to the Company on a timely and effective manner. https://www.chinaunicom.com.hk

62

REPORT OF THE DIRECTORS

The board of directors (the "Board") of China Unicom (Hong Kong) Limited (the "Company") is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2019.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of Company's subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 December 2019 are set out on pages 93 to 94 of this annual report.

Taking into consideration the Company's profitability, debt and cash flow level, capital requirements for its future development etc., the Board has resolved to recommend at the forthcoming shareholders' general meeting that the payment of a final dividend of RMB0.148 per ordinary share ("2019 Final Dividend"), totaling approximately RMB4,529 million for the year ended 31 December 2019. Going forward, the Company will continue to strive for enhancing its profitability and shareholders' returns. If approved by Shareholders at the forthcoming Annual General Meeting, the 2019 Final Dividend is expected to be paid in Hong Kong dollars on or about 19 June 2020 to those members registered in the Company's register of members as at 3 June 2020 (the "Dividend Record Date").

FINANCIAL INFORMATION

Please refer to the Financial Summary on pages 198 to 199 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2019.

Please refer to the financial statements on pages 93 to 197 for the operating results of the Group for the year ended 31 December 2019 and the respective financial positions of the Group and the Company as at that date.

BUSINESS REVIEW

The business review of the Group for the year ended 31 December 2019 is set out in the sections headed "Chairman's Statement" on pages 8 to 13, "Business Overview" on pages 14 to 17 "Financial Overview" on pages 18 to 23, "Financial Statements" on pages 93 to 197, "Human Resources Development" on pages 80 to 81, "Social Responsibility" on pages 82 to 87, "Corporate Governance Report" on pages 38 to 61 and "Report of the Directors" on pages 62 to 79 respectively of this annual report. All references herein to other sections or reports in this annual report form part of this Report of the Directors.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 63

LOANS

Please refer to Notes 34, 40 and 46.3 to the consolidated financial statements for details of the borrowings of the Group.

PROMISSORY NOTES

Please refer to Note 35 to the consolidated financial statements for details of the promissory notes of the Group.

CORPORATE BONDS

Please refer to Note 36 to the consolidated financial statements for details of the corporate bonds of the Group.

COMMERCIAL PAPERS

Please refer to Note 41 to the consolidated financial statements for details of the commercial papers of the Group.

CAPITALISED INTEREST

Please refer to Note 15 to the consolidated financial statements for details of the interest capitalised by the Group for the year.

EQUITY-LINKED AGREEMENTS

Other than the share option scheme as disclosed in this Report of Directors, as at 31 December 2019, no equity-linked agreements were entered into by the Group during the year or subsisted.

PROPERTY, PLANT AND EQUIPMENT

Please refer to Note 15 to the consolidated financial statements for movements in the property, plant and equipment of the Group for the year.

CHARGE ON ASSETS

As at 31 December 2019, no property, plant and equipment was pledged to banks as loan security (31 December 2018: Nil).

SHARE CAPITAL

Please refer to Note 31 to the consolidated financial statements for details of the share capital.

RESERVES

Please refer to page 98 and page 178 of this annual report for the movements in the reserves of the Group and the Company during the year ended 31 December 2019 respectively. As at 31 December 2019, the distributable reserve of the Company amounted to approximately RMB14,560 million (2018: approximately RMB4, 127 million).

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Please refer to Notes 19, 20 and 21 to the consolidated financial statements for details of the Company's subsidiaries, the Group's associates and joint ventures.

CHANGES IN SHAREHOLDERS' EQUITY

Please refer to page 98 of this annual report for the Consolidated Statement of Changes in Equity and page 178 for the Statement of Changes in Equity.

EMPLOYEE BENEFIT EXPENSES

Please refer to Note 8 to the consolidated financial statements for details of the employee benefit expenses provided to employees of the Group.

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REPORT OF THE DIRECTORS

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the articles of association of the Company requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's sales to its five largest customers for the year ended 31 December 2019 did not exceed 30% of the Group's total turnover for the year.

The Group's purchases from its largest supplier for the year ended 31 December 2019 represented approximately 26.4% of the Group's total purchases for the year. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2019 accounted for approximately 66.5% of the total purchases of the Group for the year.

None of the Directors nor their respective close associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") nor any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the five largest suppliers of the Group for the year ended 31 December 2019.

SHARE OPTION SCHEME OF THE COMPANY

Pursuant to a resolution passed at the annual general meeting held on 16 April 2014, the Company adopted a new share option scheme (the "2014 Share Option Scheme"). The purpose of the 2014 Share Option Scheme was to recognise the contribution that certain individuals have made to the Company, to attract and retain the best available personnel and to promote the success of the Company. The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Following the expiry of the 2014 Share Option Scheme, no further share option can be granted under the 2014 Share Option Scheme, but the provisions of the 2014 Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the 2014 Share Option Scheme. Under the 2014 Share Option Scheme:

(1) share options may be granted to employees including all Directors;

(2) any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive Directors of the Company (excluding any independent non-executive Director of the Company in the case such Director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders;

(3) the maximum aggregate number of shares in respect of which share options may be granted shall be calculated in accordance with the following formula:

$$N = A - B - C$$

where:

"N" is the maximum aggregate number of shares in respect of which share options may be granted pursuant to the 2014 Share Option Scheme;

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 65 “A” is the maximum aggregate number (5) the subscription price shall not be less than the of shares in respect of which shares higher of: options may be granted pursuant to the 2014 Share Option Scheme and (a) the closing price of the shares on the any other share option schemes of the Hong Kong Stock Exchange on the offer Company, being 10% of the aggregate date in respect of the share options; and of the number of shares in issue as at the date of adoption of the 2014 Share (b) the average closing price of the shares Option Scheme; on the Hong Kong Stock Exchange for the five trading days immediately “B” is the maximum aggregate number of preceding the offer date; shares underlying the share options already granted pursuant to the 2014 (6) the total number of shares in the Company Share Option Scheme; and issued and to be issued upon exercise of the share options granted to a participant of the “C” is the maximum aggregate number of 2014 Share Option Scheme (including both shares underlying the options already exercised and outstanding share options) in granted pursuant to any other share any 12-month period must not exceed 1% of option schemes of the Company. the issued share capital of the Company; and Shares in respect of share options which have (7) the consideration payable for each grant is lapsed in accordance with the terms of the HKD1.00. 2014 Share Option Scheme and any other share option schemes of the Company will not No share options had been granted since be counted for the purpose of determining adoption of the 2014 Share Option Scheme. the maximum aggregate number of shares in respect of which options may be granted As at 31 December 2019, 1,777,437,107 pursuant to the 2014 Share Option Scheme. options were available for issue under the 2014 Share Option Scheme, representing (4) the option period commences on any day after approximately 5.81% of issued share capital the date on which such share option is offered, of the Company as at the date of this annual but may not exceed 10 years from the offer report. date; DIRECTORS’, CHIEF EXECUTIVES’ AND EMPLOYEES’ INTERESTS UNDER THE SHARE OPTION SCHEME OF THE COMPANY For the year ended 31 December 2019 and as at 31 December 2019, none of the Directors of the Company or chief executives or employees of the Company had any interests under any share option scheme of the Company.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 65 “A” is the maximum aggregate number (5) the subscription price shall not be less than the of shares in respect of which shares higher of: options may be granted pursuant to the 2014 Share Option Scheme and (a) the closing price of the shares on the any other share option schemes of the Hong Kong Stock Exchange on the offer Company, being 10% of the aggregate date in respect of the share options; and of the number of shares in issue as at the date of adoption of the 2014 Share (b) the average closing price of the shares Option Scheme; on the Hong Kong Stock Exchange for the five trading days immediately “B” is the maximum aggregate number of preceding the offer date; shares underlying the share options already granted pursuant to the 2014 (6) the total number of shares in the Company Share Option Scheme; and issued and to be issued upon exercise of the share options granted to a participant of the “C” is the maximum aggregate number of 2014 Share Option Scheme (including both shares underlying the options already exercised and outstanding share options) in granted pursuant to any other share any 12-month period must not exceed 1% of option schemes of the Company. the issued share capital of the Company; and Shares in respect of share options which have (7) the consideration payable for each grant is lapsed in accordance with the terms of the HKD1.00. 2014 Share Option Scheme and any other share option schemes of the Company will not No share options had been granted since be counted for the purpose of determining adoption of the 2014 Share Option Scheme. the maximum aggregate number of shares in respect of which options may be granted As at 31 December 2019, 1,777,437,107 pursuant to the 2014 Share Option Scheme. options were available for issue under the 2014 Share Option Scheme, representing (4) the option period commences on any day after approximately 5.81% of issued share capital the date on which such share option is offered, of the Company as at the date of this annual but may not exceed 10 years from the offer report. date; DIRECTORS’, CHIEF EXECUTIVES’ AND EMPLOYEES’ INTERESTS UNDER THE SHARE OPTION SCHEME OF THE COMPANY For the year ended 31 December 2019 and as at 31 December 2019, none of the Directors of the Company or chief executives or employees of the Company had any interests under any share option scheme of the Company.

66 REPOR T OF THE DIRECT ORS DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND SHORT POSITIONS AN SHARES, UNDERLYING SHARES AND DEBENTURES As at 31 December 2019, the interests and short positions of Directors and chief executives of the Company in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Hong Kong Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), were as follows: Ordinary Percentage of Name of Director Capacity Shares Held Issued Shares Chung Shui Ming Timpson Beneficial owner (Personal) 6,000 0.00% Save as disclosed in the foregoing, as at 31 December 2019, none of the Directors or chief executives of the Company had any interests or short positions in any shares, underlying shares, or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code. Furthermore, save as disclosed in the foregoing, during the year ended 31 December 2019, none of the Directors or chief executives (including their spouses and children under the age of 18) of the Company had any interests in or was granted any right to subscribe in any shares, underlying shares, or debentures of the Company or any of its associated corporations, or had exercised any such rights.66 REPOR T OF THE DIRECT ORS DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND SHORT POSITIONS AN SHARES, UNDERLYING SHARES AND DEBENTURES As at 31 December 2019, the interests and short positions of Directors and chief executives of the Company in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Hong Kong Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), were as follows: Ordinary Percentage of Name of Director Capacity Shares Held Issued Shares Chung Shui Ming Timpson Beneficial owner (Personal) 6,000 0.00% Save as disclosed in the foregoing, as at 31 December 2019, none of the Directors or chief executives of the Company had any interests or short positions in any shares, underlying shares, or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code. Furthermore, save as disclosed in the foregoing, during the year ended 31 December 2019, none of the Directors or chief executives (including their spouses and children under the age of 18) of the Company had any interests in or was granted any right to subscribe in any shares, underlying shares, or debentures of the Company or any of its associated corporations, or had exercised any such rights.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 67

MATERIAL INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2019, the following persons (other than disclosed under the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures") had the following interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of Part XV of the SFO:

Name of Shareholders	Ordinary Shares Held Directly	Ordinary Shares Held Indirectly	Percentage of Issued Shares
(i) China United Network Communications Group Company Limited ("Unicom Group")[1,2]	—	24,683,896,309	80.67%
(ii) China United Network Communications Limited ("Unicom A Share Company")[1]	—	16,376,043,282	53.52%
(iii) China Unicom (BVI) Limited ("Unicom BVI")[1]	16,376,043,282	—	53.52%
(iv) China Unicom Group Corporation (BVI) Limited ("Unicom Group BVI")[2,3]	8,082,130,236	225,722,791	27.15%

Notes:

(1) Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

(2) Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

(3) Unicom Group BVI holds 8,082,130,236 shares (representing 26.41% of the total issued shares) of the Company directly. In addition, Unicom Group BVI is also interested in 225,722,791 shares (representing 0.74% of the total issued shares) of the Company under the SFO, in which Unicom Group BVI had a pre-emptive right.

Apart from the foregoing, as at 31 December 2019, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 31 to the consolidated financial statements for details of the share capital of the Company.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2019, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company's listed shares.

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COMPOSITION OF THE BOARD

The following is the list of Directors during the year and up to date of this report.

Executive Directors:
Wang Xiaochu
(Chairman and Chief Executive Officer)
Li Guohua (resigned on 11 March 2020)
Li Fushen
Shao Guanglu (resigned on 16 January 2020)
Zhu Kebing
Fan Yunjun (appointed on 17 February 2020)

Non-Executive Director:
Cesareo Alierta Izuel

Independent Non-Executive Directors:
Cheung Wing Lam Linus
Wong Wai Ming
Chung Shui Ming Timpson
Law Fan Chiu Fun Fanny

Pursuant to the articles of association, Mr. Li Fushen, Mr. Fan Yunjun, Mr. Cesareo Alierta Izuel and Mrs. Law Fan Chiu Fun Fanny will retire at the forthcoming Annual General Meeting, and be eligible for re-election. As Mr. Cesareo Alierta Izuel is increasingly devoted to social initiatives which require growing energies and time commitment, he has informed the Company that he will not offer himself for re-election at the Annual General Meeting and will retire at the conclusion of the Annual General Meeting. Mr. Li Fushen, Mr. Fan Yunjun and Mrs. Law Fan Chiu Fun Fanny, being eligible, offer themselves for re-election.

Please refer to Note 8 to the consolidated financial statements for details of the emoluments of the Directors.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of its independent non-executive Directors the annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers that all independent non-executive Directors are currently independent.

DIRECTORS' INTEREST IN CONTRACTS

Save for the service agreements between the Company and the executive Directors, as at 31 December 2019, the Directors did not have any material interest, whether directly or indirectly, in any significant contracts entered into by the Company.

None of the Directors for re-election at the forthcoming annual general meeting has an unexpired service agreement which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTEREST IN COMPETING BUSINESSES

Unicom Group and the A Share Company are engaged in telecommunications business and other related businesses in China that are similar to and/or compete with those of the Company. Executive directors of the Company also hold executive positions with Unicom Group and the A Share Company. Please refer to the section headed "Directors and Senior Management" on pages 24 to 34 of this annual report for further details.

Mr. Wang Xiaochu, chairman of the Board and Chief Executive Officer of the Company, was served as a director of Telefónica S.A.. Mr. Cesareo Alierta Izuel is an Executive Chairman of Telefónica Foundation, which is an affiliate of Telefónica, S.A..

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 69

Mr. Li Fushen, an executive Director of the Company, serves as a non-executive director and the deputy chairman of the board of directors of PCCW Limited. Mr. Li Fushen also serves as a non-executive director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust). Mr. Zhu Kebing, an executive Director and Chief Financial Officer of the Company, serves as a non-executive director of PCCW Limited, HKT Limited and HKT Management Limited. Mr. Shao Guanglu (resigned from his position as an executive Director and Senior Vice President of the Company with effect from 16 January 2020) was served as a non-executive director of PCCW Limited.

Each of Telefónica S.A., PCCW Limited, HKT Limited and HKT Management Limited, is engaged in the telecommunications business and other related businesses that may compete with those of the Company.

Apart from the above, there are no competing interests of directors which are disclosable under Rule 8.10(2)(b) of the Listing Rules at any time during the year of 2019 up to and including the date of this annual report.

DIRECTORS OF SUBSIDIARIES

The names of all directors who have served on the boards of the subsidiaries of the Company during the year ended 31 December 2019 and up to the date of this report of directors are available on the Company's website (http://www.chinaunicom.com.hk).

PERMITTED INDEMNITY

Pursuant to the Company's articles of association, subject to the applicable laws and regulations, every Director shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he/she may sustain or incur in the execution of his/her office or otherwise in relation thereto. The Company has taken out insurance against the liability and costs associated with defending any proceedings which may be brought against directors of the Group.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2019, the Group had approximately 242,894 employees, 611 employees and 285 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 12,595 temporary staff in Mainland China. For the year ended 31 December 2019, employee benefit expenses were approximately RMB50.516 billion (for the year ended 31 December 2018: RMB48.143 billion). The Group endeavors to maintain its employees' remuneration in line with the market trend and to remain competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, which are tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing for the Company's shares.

USE OF PROCEEDS FROM ISSUE OF NEW SHARES

As part of the mixed ownership reform plan, on 22 August 2017, the Company and Unicom BVI entered into a share subscription agreement. The completion of allotment and issuance of the subscription shares took place on 28 November 2017. 6,651,043,262 new ordinary shares of the Company have been issued for a cash consideration of HKD13.24 per share to Unicom BVI and the gross proceeds amounted to HKD88,059.81 million (equivalent to approximately RMB74,953.87 million) and the net issue price amounted to HKD13.24 each. The closing price was HKD12.04 per share as quoted on the Hong Kong Stock Exchange as at the date of the share subscription agreement. Details of such issue have been disclosed in the circular dated 28 August 2017.

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REPORT OF THE DIRECTORS

As disclosed in the circular in relation to the subscription of new shares by Unicom BVI issued by the Company on 28 August 2017, the use of proceed was intended to be utilised for the following purposes:

(a) approximately HKD46,777.96 million (equivalent to approximately RMB39,816 million) for upgrading the 4G network capabilities of the Company, which involves the upgrading of the transmission capacity of existing nationwide 4G network, construction of new 4G stations, improving the interoperation with 5G network and construction of transmission network in connection with the interoperation;

(b) approximately HKD23,011.85 million (equivalent to approximately RMB19,587 million) for technology validation and enablement and launch of trial programs in relation to the 5G network, which involve research, development and validation of 5G network related technologies, construction of 5G trial stations and establishment of basic 5G network capability;

(c) approximately HKD2,728.01 million (equivalent to approximately RMB2,322 million) for developing innovative businesses, which involves the establishment of specialised teams and business platforms to back up the development of cloud computing, big data, the Internet of Things, industrial Internet, payment finance, video and other businesses; and

(d) approximately HKD15,538.98 million (equivalent to approximately RMB13,226 million) for the repayment of the outstanding principal amount of loans obtained from the banks.

The actual use of proceeds of the Company was consistent with the plan disclosed in the circular dated 28 August 2017. Up to 31 December 2019, RMB57,329 million of the proceeds has been utilised for the following purposes:

(Unit: RMB, million)

Intended use of proceeds as set out in the circular	Intended amounts to be utilised as set out in the circular	Amounts not yet utilised as at 31 December 2018	Actual amounts utilised for the period of 1 January to 31 December 2019	Actual amounts utilised up to 31 December 2019	Amounts not yet utilised as at 31 December 2019 (Note)
Upgrading the 4G network capabilities	39,816	3,583	3,853	39,816	—
Technology validation and enablement and launch of trial programs in relation to the 5G network	19,587	19,587	2,637	2,637	16,950
Developing innovative businesses	2,322	1,660	988	1,650	672
Repayment of the principal amount of loans	13,226	—	—	13,226	—

Note: As at 31 December 2019, approximately RMB17,622 million of the proceeds from issuance remains unused, which was temporarily used to supplement the Company's working capital. The Company aims to utilise the remaining proceeds according to the use of proceeds disclosed in the circular and the actual development plan of projects within the coming two years.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 71

CONTINUING CONNECTED TRANSACTIONS

On 25 November 2016, China United Network Communications Corporation Limited ("CUCL"), a wholly-owned subsidiary of the Company, and Unicom Group entered into a comprehensive services agreement (the "2017-2019 Comprehensive Services Agreement") to renew certain continuing connected transactions including (i) telecommunications resources leasing; (ii) property leasing; (iii) value-added telecommunications services; (iv) materials procurement services; (v) engineering design and construction services; (vi) ancillary telecommunications services; (vii) comprehensive support services; (viii) shared services; and (ix) financial services are new continuing connected transactions, including deposit services, lending and other credit services, and other financial services. Pursuant to the 2017-2019 Comprehensive Services Agreement, CUCL and Unicom Group shall provide certain services and facilities to each other and the receiving party shall pay the corresponding service fees in a timely manner. The 2017-2019 Comprehensive Services Agreement is valid for a term of three years starting from 1 January 2017 and expiring on 31 December 2019.

With the continuous expansion of CUCL's operating scale and the continuous improvement of its centralised capital management capabilities, it is expected that CUCL's operating revenue and cash deposits will continue to increase. In order to further satisfy the capital management needs of CUCL, enhance the capital efficiency and increase interest income, CUCL and Unicom Group have entered into the supplemental agreement on 15 August 2018 to revise the caps, being the daily lending and other credit services balance (including accrued interests), for the financial service — lending and other credit services included in the 2017-2019 Comprehensive Services Agreement in each of the two years ending 31 December 2018 and 2019 to RMB11,000 million. Save as disclosed above, all terms and conditions under the 2017-2019 Comprehensive Services Agreement remain unchanged and valid.

Unicom Group is the ultimate controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules.

Details of the continuing connected transactions under the 2017-2019 Comprehensive Services Agreement are as follows:

(1) Telecommunications Resources Leasing

Unicom Group agrees to lease to CUCL:

(a) certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities); and

(b) certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL shall be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in (b). Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in (b), CUCL shall pay to Unicom Group the relevant maintenance service charges which shall be determined with reference to market rate, or where there is no market rate, shall be agreed between the parties and determined on a cost-plus basis. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties or relevant industry

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REPORT OF THE DIRECTORS

profit margins in the corresponding period of reference. CUCL and Unicom Group agree to settle the net rental charges and service charges due to Unicom Group on a quarterly basis.

For the year ended 31 December 2019, the total charges paid by CUCL to Unicom Group amounted to approximately RMB290 million.

(2) Property Leasing

CUCL and Unicom Group agree to lease each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges for the leasing of each other properties and ancillary facilities are based on market rates. Where there is no market rate or it is not possible to determine the market rate, the rate shall be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties in the corresponding period of reference. The rental charges are payable quarterly in arrears.

For the year ended 31 December 2019, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB989 million, and the rental charges paid by Unicom Group to CUCL was negligible.

(3) Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL shall settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue shall be settled on a monthly basis.

For the year ended 31 December 2019, the total revenue allocated to Unicom Group in relation to value-added telecommunications services amounted to approximately RMB69 million.

(4) Materials Procurement Services

Unicom Group agrees to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group also agrees to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement.

Charges for the provision of materials procurement services are calculated at the rate of:

(a) up to 3% of the contract value of those procurement contracts in the case of domestic materials procurement; and

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 73

(b) up to 1% of the contract value of those procurement contracts in the case of imported materials procurement.

The charges for the provision of materials operated by Unicom Group, and the pricing and/or charging standard of various materials procurement services, and storage and logistics services commission relevant to the direct material procurement are based on the market rates. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services is provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges due to Unicom Group will be settled on a monthly basis.

For the year ended 31 December 2019 the total charges paid by CUCL to Unicom Group amounted to approximately RMB20 million.

(5) Engineering Design and Construction Services

Unicom Group agrees to provide to CUCL engineering design, construction and supervision services and IT services. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development of new business, and development of support systems.

The charges for the provision of engineering design and construction services are based on market rates. Market rates refer to the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the pricing standard, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered with or carried out by Independent Third Parties in the corresponding period of reference. In the event the recipient will determine the specific provider of engineering design and construction services through tender, the provider will be no less qualified and equipped than the Independent Third Parties, and will participate in the tender procedure in a similar manner as the Independent Third Parties. Under such circumstances, the pricing will be determined by the final rate according to the tender procedure.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

For the year ended 31 December 2019, the total charges paid by CUCL to Unicom Group amounted to approximately RMB1,537 million.

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(6) **Ancillary Telecommunications Services**

Unicom Group agrees to provide to CUCL ancillary telecommunications services, including certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain client telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers' acquisitions and servicing and other customers' services.

The charges payable for the provision of ancillary telecommunications services are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rates, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by Independent Third Parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

For the year ended 31 December 2019, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB2,417 million.

(7) **Comprehensive Support Services**

Unicom Group and CUCL agree to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities which are provided under the Telecommunications Resources Leasing above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).

The service charges are determined by the market rates between the two parties. Where there is no market rate or it is not possible to determine the market rate, the rate will be negotiated and agreed between the two parties. Market rates refer to the rates at which the same or similar type of assets or services are provided by Independent Third Parties under normal commercial terms. Negotiated rates refer to the rates based on the reasonable costs plus the amount of the relevant taxes and reasonable profit margin. When determining the pricing standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 75

For the year ended 31 December 2019, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB1,052 million, and the total services charges paid by Unicom Group to CUCL amounted to approximately RMB203 million.

(8) Shared Services

Unicom Group and CUCL agree to provide shared services to each other, including, but not limited to, the following: (a) CUCL will provide headquarter human resources services to Unicom Group; (b) Unicom Group and CUCL will provide business support centre services to each other; (c) CUCL will provide hosting services related to the services referred to in (a) and (b) above to Unicom Group; and (d) Unicom Group will provide premises to CUCL and other shared services requested by its headquarters. In relation to the services referred to in (b) above, CUCL will provide support services, such as billing and settlement services provided by the business support centre and operational statistics reports. Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.

Unicom Group and CUCL share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group. The shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis.

For the year ended 31 December 2019, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB77 million, and the services charges paid by Unicom Group to CUCL was negligible.

(9) Financial Services

CUCL or its subsidiaries agrees to provide financial services to Unicom Group, including deposit services, lending and other credit services, and other financial services. Other financial services include settlement services, acceptance of bills, entrusted loans, credit verification, financial and financing consultation, consultation, agency business, approved insurance agent services, and other businesses approved by China Banking Regulatory Commission.

The key pricing policies are follows:

(a) **Deposit Services**

The interest rate for Unicom Group's deposit with CUCL or its subsidiaries will be no more than the maximum interest rate promulgated by the People's Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

(b) **Lending and other credit services**

The lending interest rate will follow the interest rate standard promulgated by the People's Bank of China, and will be no less than the minimum interest rate offered by CUCL and its subsidiaries to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan. For the year ended 31 December 2019, the maximum daily lending and other credit services balance (including accrued interests) amounted to approximately RMB10,407 million.

76

REPORT OF THE DIRECTORS

(c) **Other financial services**

The fees to be charged by CUCL or its subsidiaries for the provision of the financial services to Unicom Group will comply with the relevant prescribed rates for such services as determined by the People's Bank of China or the China Banking Regulatory Commission. Where no relevant prescribed rate is applicable, the fee will be determined with reference to market rates of similar financial services charges and agreed between the parties.

The service charges will be settled between CUCL or its subsidiaries and Unicom Group as and when the relevant services are provided.

For the financial year ended 31 December 2019, the above continuing connected transactions have not exceeded their respective caps.

The Company has formulated and strictly implemented various systems including the *Administrative Measures of Connected Transactions of China Unicom* to ensure that connected transactions are properly entered into in accordance with pricing mechanisms and the terms of the transactions are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

The staff from the relevant business departments and the connected persons of the Company will negotiate the pricing terms of the continuing connected transactions. These pricing terms will be determined in accordance with the pricing policy principles set out in the 2017-2019 comprehensive services agreement, which should be fair and reasonable and subject to the review of the finance department.

The legal department is responsible for the review of the agreement for connected transactions. The finance department takes the lead in the daily management and supervision of connected transactions, including liaising with the relevant business departments for account reconciliation with connected parties, monitoring the implementation of connected transactions together with business departments on a routine basis and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department includes review on connected transactions into the scope of annual internal control assessment and reports the results to the management.

Furthermore, the aforesaid continuing connected transactions have been reviewed by independent non-executive directors of the Company. The independent non-executive directors confirmed that the aforesaid continuing connected transactions were entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or better or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company's independent auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The independent auditor has issued an unqualified letter containing his findings and conclusions in respect of the continuing connected transactions disclosed by the Group in pages 71 to 76 of this annual report in accordance with paragraph 14A.56 of the Listing Rules. The independent auditors' letter has confirmed that nothing has come to their attention that cause them to believe that the continuing connected transactions:

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 77 (A) have not been approved by the Board; their respective terms were substantially the same as those set out in the 2017-2019 Comprehensive (B) were not, in all material respects, in accordance Services Agreement. For further details of the above with the pricing policies of the Group as stated 2020-2022 Comprehensive Services Agreement, in this annual report; please refer to the announcement of the Company dated 21 October 2019. (C) were not entered into, in all material respects, in accordance with the relevant agreements CORPORATE GOVERNANCE REPORT governing the continuing connected Report on the Company’s corporate governance is transactions; and set out in “Corporate Governance Report” on pages 38 to 61. (D) have exceeded their respective caps for the financial year ended 31 December 2019 set MATERIAL LEGAL PROCEEDINGS out in the previous announcements of the As a company incorporated in Hong Kong and Company. dual-listed in Hong Kong and the United States, the Company adopts the Companies Ordinance of Hong A copy of the independent auditor’s letter has been Kong, the Securities and Futures Ordinance of Hong provided by the Company to the Hong Kong Stock Kong, Rules Governing the Listing of Securities on The Exchange. Stock Exchange of Hong Kong Limited, the regulatory requirements for non-US companies listed in the The Company confirms that it has complied with the United States, the Company’s Articles of Association requirements of Chapter 14A of the Listing Rules in and other related laws and regulations as the basic relation to all connected transactions and continuing guidelines for the Company’s corporate governance. connected transactions to which any Group member was a party during 2019. Please refer to Note 46 to The principal activities of Company’s subsidiaries the consolidated financial statements for a summary are the provision of cellular and fixed-line voice and of the related party transactions entered into by related value-added services, broadband and other the members of the Group for the year ended 31 Internet-related services, information communications December 2019. technology services, and business and data communications services in the PRC. The Company On 21 October 2019, CUCL and Unicom Group is required to comply with the Telecommunications entered into the 2020-2022 Comprehensive Regulations of the People’s Republic of China, Services Agreement, pursuant to which, CUCL Administrative Regulations on Telecommunications and Unicom Group agreed to provide services Companies with Foreign Investments, Cybersecurity to each other or by one to the other, including (i) Law of the People’s Republic of China and other telecommunications resources leasing; (ii) property related laws and regulations. At the same time, leasing; (iii) value-added telecommunications services; oversea subsidiaries of the Company are also required (iv) materials procurement services; (v) engineering to comply with the related laws and regulations where design and construction services; (vi) ancillary their business operations are located. telecommunications services; (vii) comprehensive support services; (viii) shared services; and (ix) For the year ended 31 December 2019, the Company financial services. The above continuing connected had not been involved in any material litigation, transactions will be for a term of three years from arbitration or administrative proceedings. So far as 1 January 2020 to 31 December 2022. The services the Company is aware of, no such litigation, arbitration were existing continuing connected transactions and or administrative proceedings were pending or threatened as at 31 December 2019.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 77 (A) have not been approved by the Board; their respective terms were substantially the same as those set out in the 2017-2019 Comprehensive (B) were not, in all material respects, in accordance Services Agreement. For further details of the above with the pricing policies of the Group as stated 2020-2022 Comprehensive Services Agreement, in this annual report; please refer to the announcement of the Company dated 21 October 2019. (C) were not entered into, in all material respects, in accordance with the relevant agreements CORPORATE GOVERNANCE REPORT governing the continuing connected Report on the Company’s corporate governance is transactions; and set out in “Corporate Governance Report” on pages 38 to 61. (D) have exceeded their respective caps for the financial year ended 31 December 2019 set MATERIAL LEGAL PROCEEDINGS out in the previous announcements of the As a company incorporated in Hong Kong and Company. dual-listed in Hong Kong and the United States, the Company adopts the Companies Ordinance of Hong A copy of the independent auditor’s letter has been Kong, the Securities and Futures Ordinance of Hong provided by the Company to the Hong Kong Stock Kong, Rules Governing the Listing of Securities on The Exchange. Stock Exchange of Hong Kong Limited, the regulatory requirements for non-US companies listed in the The Company confirms that it has complied with the United States, the Company’s Articles of Association requirements of Chapter 14A of the Listing Rules in and other related laws and regulations as the basic relation to all connected transactions and continuing guidelines for the Company’s corporate governance. connected transactions to which any Group member was a party during 2019. Please refer to Note 46 to The principal activities of Company’s subsidiaries the consolidated financial statements for a summary are the provision of cellular and fixed-line voice and of the related party transactions entered into by related value-added services, broadband and other the members of the Group for the year ended 31 Internet-related services, information communications December 2019. technology services, and business and data communications services in the PRC. The Company On 21 October 2019, CUCL and Unicom Group is required to comply with the Telecommunications entered into the 2020-2022 Comprehensive Regulations of the People’s Republic of China, Services Agreement, pursuant to which, CUCL Administrative Regulations on Telecommunications and Unicom Group agreed to provide services Companies with Foreign Investments, Cybersecurity to each other or by one to the other, including (i) Law of the People’s Republic of China and other telecommunications resources leasing; (ii) property related laws and regulations. At the same time, leasing; (iii) value-added telecommunications services; oversea subsidiaries of the Company are also required (iv) materials procurement services; (v) engineering to comply with the related laws and regulations where design and construction services; (vi) ancillary their business operations are located. telecommunications services; (vii) comprehensive support services; (viii) shared services; and (ix) For the year ended 31 December 2019, the Company financial services. The above continuing connected had not been involved in any material litigation, transactions will be for a term of three years from arbitration or administrative proceedings. So far as 1 January 2020 to 31 December 2022. The services the Company is aware of, no such litigation, arbitration were existing continuing connected transactions and or administrative proceedings were pending or threatened as at 31 December 2019.

78 REPOR T OF THE DIRECT ORS PUBLIC FLOAT Based on publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year ended 31 December 2019 and as at the date of this annual report. DONATIONS For the year ended 31 December 2019, the Group made charitable and other donations in an aggregate amount of approximately RMB2.23 million. CLOSURE OF REGISTER OF MEMBERS For the purpose of ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting (and any adjournment thereof) on 25 May 2020, and entitlement to the 2019 Final Dividend, the register of members of the Company will be closed. Details of such closures are set out below: (1) For ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting: Latest time to lodge transfer documents for registration 4:30 p.m. of 15 May 2020 Closure of register of members From 18 May 2020 to 25 May 2020 Record date 18 May 2020 (2) For ascertaining the shareholders’ entitlement to the 2019 Final Dividend: Latest time to lodge transfer documents for registration 4:30 p.m. of 2 June 2020 Closure of register of members 3 June 2020 Dividend Record date 3 June 2020 During the above closure periods, no transfer of shares will be registered. To be eligible to attend and vote at the Annual General Meeting, and to qualify for the 2019 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than the aforementioned latest times. WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2019 FINAL DIVIDEND Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese- controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise 78 REPOR T OF THE DIRECT ORS PUBLIC FLOAT Based on publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year ended 31 December 2019 and as at the date of this annual report. DONATIONS For the year ended 31 December 2019, the Group made charitable and other donations in an aggregate amount of approximately RMB2.23 million. CLOSURE OF REGISTER OF MEMBERS For the purpose of ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting (and any adjournment thereof) on 25 May 2020, and entitlement to the 2019 Final Dividend, the register of members of the Company will be closed. Details of such closures are set out below: (1) For ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting: Latest time to lodge transfer documents for registration 4:30 p.m. of 15 May 2020 Closure of register of members From 18 May 2020 to 25 May 2020 Record date 18 May 2020 (2) For ascertaining the shareholders’ entitlement to the 2019 Final Dividend: Latest time to lodge transfer documents for registration 4:30 p.m. of 2 June 2020 Closure of register of members 3 June 2020 Dividend Record date 3 June 2020 During the above closure periods, no transfer of shares will be registered. To be eligible to attend and vote at the Annual General Meeting, and to qualify for the 2019 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than the aforementioned latest times. WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2019 FINAL DIVIDEND Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese- controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 79

income tax when it pays the 2019 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the "Enterprise Income Tax"), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company's register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2019 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or Shenzhen-Hong Kong Stock Exchange (the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2019 Final Dividend after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company's register of members on the Dividend Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such shareholder is entitled to.

Shareholders who are not individual shareholders listed on the Company's register of members and who (i) are resident enterprises of the People's Republic of China (the "PRC") (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2019 Final Dividend, should lodge with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. of 2 June 2020, and present the documents from such shareholder's governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company's register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

INDEPENDENT AUDITOR

The Hong Kong financial reporting and U.S. financial reporting for the year ended 31 December 2019 have been audited by KPMG and KPMG Huazhen LLP, respectively, which retire and, being eligible, offer themselves for re-appointment at the 2020 annual general meeting. A resolution to re-appoint KPMG and KPMG Huazhen LLP and to authorise the Directors to fix their respective remuneration will be proposed at the 2020 annual general meeting.

By Order of the Board
Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 23 March 2020

80 HUMAN RESOURCES DEVELOPMENT Adhering to the people-oriented principle, China Unicom promotes system and mechanism innovation in a bid to pursuing harmonious development between the Company and its employees while sharing the returns. In 2019, underpinned by the goals of promoting “staff in and out”, “post up and down” and “compensation up and down”, China Unicom strengthened the importance of taking responsibilities, forged ahead in reform and was committed to the execution. The Company paid continuous efforts to deepen the human resources system reform, providing human resources support to fully accelerate China Unicom’s “Five New” establishment and promoting high-quality development. ANALYSIS OF STAFF COMPOSITION Postgraduate or above Management 7.8% 7.6% Marketing Bachelor degree 46.2% 58.6% By Education By Profession Support Background 14.0% College 20.0% Technical Secondary school or below 32.2% 13.6% For further details of Human Resources Development, please refer to the relevant sections of the Company’s detailed Corporate Social Responsibility Report 2019 to be published in June 2020 . Please visit the Company’s website at www.chinaunicom.com.hk.80 HUMAN RESOURCES DEVELOPMENT Adhering to the people-oriented principle, China Unicom promotes system and mechanism innovation in a bid to pursuing harmonious development between the Company and its employees while sharing the returns. In 2019, underpinned by the goals of promoting “staff in and out”, “post up and down” and “compensation up and down”, China Unicom strengthened the importance of taking responsibilities, forged ahead in reform and was committed to the execution. The Company paid continuous efforts to deepen the human resources system reform, providing human resources support to fully accelerate China Unicom’s “Five New” establishment and promoting high-quality development. ANALYSIS OF STAFF COMPOSITION Postgraduate or above Management 7.8% 7.6% Marketing Bachelor degree 46.2% 58.6% By Education By Profession Support Background 14.0% College 20.0% Technical Secondary school or below 32.2% 13.6% For further details of Human Resources Development, please refer to the relevant sections of the Company’s detailed Corporate Social Responsibility Report 2019 to be published in June 2020 . Please visit the Company’s website at www.chinaunicom.com.hk.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 81

Supply-side reforms in human resources continued to improve labour efficiency. In 2019, China Unicom's employee productivity reached RMB1.05 million per employee. The Company continued to optimise its employee structure integrating the sub-division of performing unit reform, encouraged and induced more than 10,000 employees at all levels to redeploy to frontline positions at sub-divided units directly contributing to value creation.

The Company adopted performance-based compensation as the principal mechanism with the support of a diversified remuneration structure. The Company improved the employee compensation distribution and performance evaluation mechanism to achieve the aligned growth of labour costs, return and efficiency. The Company optimised its value-based internal remuneration distribution mechanism, further widening the difference in remuneration and stimulating the vibrancy of micro-entities. The Company enhanced the effectiveness of the overall incentive system and continued to improve employees' satisfaction. A long-term incentive system was established to effectively attract, retain, and properly motivate talents.

Focusing on the top level design, the Company conducted comprehensive analysis on the leadership team structure and the overall planning and coordination with due regard to the needs of the Company in the course of development. The Company was committed to enhancing the professional capabilities of cadre, strengthening cadre supervision and motivating cadres at all levels to take new responsibilities and new initiatives in the new era. The Company further strengthened the young cadre team development, as well as the communication between the headquarters and the frontlines. While promoting the withdrawn rate of the management cadres per annum of no less than 1.5%, the Company stepped up effort to withdraw cadres, further stimulating vitality.

The Company strengthened professional talent pipeline development through continuous expansion of professional areas and the number of professional employees. A four-tier professional grade structure namely, leaders, experts, core members and new talents, composing of 15,000 members from a number of professions including IT, operating and maintenance, research and development, government and enterprise, marketing, finance, human resources, auditing and legal, and etc. was developed. The Company further promoted the implementation of "418" talent development initiative in the innovative areas and continued to action in accordance with the 4 working objectives of "new mechanism, increasing volume, improving capabilities and enhancing application". As at the end of 2019, the number of technical talents in the innovation areas reached 21,000, increased by 5,000 as compared to the end of 2018.

The Company actively built and reshaped its staff education and training system to answer the capability requirements on transformation. In order to strengthen staff quality in a more systematic, sustainable, targeted, and effective manner, annual key training plans for management personnel and professional talents were formulated, while continuously carrying out professional improvement and transformation training for all groups.

82 SOCIAL RESPONSIBILITY China Unicom has always been committed to “One Belt, One Road”, supply-side structural reform integrating its own development with broader and the three critical battles with practical actions. The social responsibility to achieve the harmony and Company constantly enhances its social responsibility alignment of corporate interests and social goals. In awareness, carries out extensive communication on 2019, under the guidance of the new concepts of social responsibility, and continuously enhances its innovation, coordination, green, openness and shared ability to create comprehensive economic, social and development, the Company continued to implement environmental value, so as to promote sustainable national strategic plans such as “Cyber Superpower”, development, and make due contributions to national economic and social informatisation.82 SOCIAL RESPONSIBILITY China Unicom has always been committed to “One Belt, One Road”, supply-side structural reform integrating its own development with broader and the three critical battles with practical actions. The social responsibility to achieve the harmony and Company constantly enhances its social responsibility alignment of corporate interests and social goals. In awareness, carries out extensive communication on 2019, under the guidance of the new concepts of social responsibility, and continuously enhances its innovation, coordination, green, openness and shared ability to create comprehensive economic, social and development, the Company continued to implement environmental value, so as to promote sustainable national strategic plans such as “Cyber Superpower”, development, and make due contributions to national economic and social informatisation.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 83


5G

STRIVING TO BE A "PIONEER" IN DEEPENING THE REFORM OF STATE-OWNED ENTERPRISES

As the first enterprise to adopt entire group-based mixed-ownership reform, China Unicom deepened the implementation of mixed-ownership reform policy of "improving governance, strengthening incentives, focusing on main business and improving efficiency". Upon the completion of "mixed-ownership", China Unicom thoroughly promoted "reform" and deepened streamlining and re-organisation, the three system reforms, sub-division reform, mixed-ownership reform at the operation level and Internet-oriented operation transformation, which provided valuable experience for deepening the reform of state-owned enterprises.

STRIVING TO BE THE "MAIN FORCE" IN CYBER SUPERPOWER DEVELOPMENT

Bearing the mission to support national industrial development, the Company strives to be the main force in China's Cyber Superpower development. The Company continued to strengthen information and communication infrastructure, continuously enriched communication products and services offerings, and vigorously improved network quality and customer experience. It is dedicated to improving China's overall information technology development standard so as to lay a solid foundation for the high-quality development of the country. It is committed to providing satisfying and high-quality communication services to customers in order to enable more consumers to share the benefits of technological advancement and enjoy better network experience.

STRIVING TO BE A "PILLAR" FOR PEOPLE'S LIVELIHOOD

China Unicom has high regard for and strives to improve people's livelihood. It actively leverages its own professional and technical expertise to engage in community activities, and vigorously carries out emergency communication support, targeted poverty alleviation, charity donation, hardship support, voluntary services and other activities. The Company always believes in the mutual growth of employees and the Company. It earnestly performs overseas responsibilities and promotes more humanised corporate and social development. Since the novel coronavirus outbreak, the Company resolutely completed various epidemic control tasks delegated by the government, and firmly fulfilled its responsibilities as a basic telecommunication enterprise. It fully mobilised its resources, and at the same time accelerated comprehensive Internet-oriented operation transformation and innovated on communications service offerings. The whole company acted in unison, striving to safeguard both epidemic control and business operations.

STRIVING TO BE A "NEW FORCE" IN TECHNOLOGICAL INNOVATION AND DEVELOPMENT

As an enabler of the digital economy, China Unicom firmly capitalises on technological innovation, which can critically influence overall development. It focused on technological innovation in key areas, deepened innovative business deployment, took practical actions and made breakthroughs, facilitating economic and social transformation and upgrade as well as the replacement of old growth drivers with new ones.

84

SOCIAL RESPONSIBILITY

CHINA UNICOM'S SOCIAL RESPONSIBILITY STRATEGY

CREATE

ENHANCE

- Innovate on application services to support digital economy
- Share with society to promote social harmony
- Build premium network to support network superpower development
- Practise green development and promote energy conservation in society
- Support industry development through open and win-win cooperation
- Care about staff growth and enhance sense of reward

STRIVING TO BE A "LEADER" IN ECOLOGICAL CIVILISATION DEVELOPMENT

China Unicom actively implements the development philosophy of "harmonious co-existence between networks and the environment" and adheres to the fundamental national policies of resources conservation and environmental protection. The Company continued to promote energy conservation, eliminate inefficient production capacity, reduce network energy costs, and alleviate the impact of greenhouse gas emissions on the environment, contributing to the prevention and control of pollution. In 2019, the Company invested RMB104 million of special funds in energy conservation and emission reduction, promoted low-carbon technology and upgraded legacy production capacity. The coverage rate of energy conservation technology exceeded 70%.

STRIVING TO BE AN "AGGREGATOR" OF INDUSTRY VALUE CREATION

China Unicom has always regarded cooperation as its fundamental strategic direction. Adhering to the cooperation philosophy of "communication, co-build and win-win", and based on the integration of core capabilities, China Unicom empowers its partners to achieve complementary edges and win-win cooperation within an industry ecology, creating a brand-new intelligent cooperation ecology to jointly meet people's growing needs for smart living.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 85


A N D
V A L U E
PEERS
GOVERNMENT
PARTNERS
SHAREHOLDERS
CUSTOMERS
COMMUNITY
EMPLOYEES

SOCIAL RESPONSIBILITY MANAGEMENT

- Improving the organisation of social responsibility
- Establishing a system for social responsibility
- Providing training in social responsibility
- Assessing the performance of social responsibility
- Evaluating social responsibility practices
- Institutionalising communication of social responsibility

SOCIAL RESPONSIBILITY AGENDA

- Cyber Superpower development
- Technological innovation and development
- Social livelihood support
- Ecological civilisation development
- Deepening SOE reform
- Industry value creation

The Company will publish its detailed Corporate Social Responsibility Report 2019 in June 2020. For more details, please visit the Company's website at www.chinaunicom.com.hk.

86 CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 87 SOCIAL RESPONSIBILITY86 CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 87 SOCIAL RESPONSIBILITY

88 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF CHINA UNICOM (HONG KONG) LIMITED (incorporated in Hong Kong with limited liability) Opinion We have audited the consolidated financial statements of China Unicom (Hong Kong) Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 93 to 197, which comprise the consolidated statement of financial position as at 31 December 2019, the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and have been properly prepared in compliance with the Hong Kong Companies Ordinance. Basis for opinion We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.88 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF CHINA UNICOM (HONG KONG) LIMITED (incorporated in Hong Kong with limited liability) Opinion We have audited the consolidated financial statements of China Unicom (Hong Kong) Limited (“the Company”) and its subsidiaries (“the Group”) set out on pages 93 to 197, which comprise the consolidated statement of financial position as at 31 December 2019, the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and have been properly prepared in compliance with the Hong Kong Companies Ordinance. Basis for opinion We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 89

Revenue recognition

Refer to note 6 to the consolidated financial statements on page 144 and the accounting policies on page 126 to 127.

The Key Audit Matter	How the matter was addressed in our audit
The Group's revenue is primarily generated from the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products. The accuracy of revenue recorded in the consolidated financial statements is an inherent industry risk because the billing systems of telecommunications companies are complex and process large volumes of data with a combination of different products sold during the year, through a number of different systems. Significant management judgement can be required in determining the appropriate measurement and timing of recognition of different performance obligations within contracts containing bundled sales packages, which may include services and telecommunication products such as handsets, and complex settings are required in the Group's information technology ("IT") systems to achieve the appropriate allocation of transaction prices. We identified revenue recognition as a key audit matter because revenue is one of the key performance indicators of the Group and because it involves complex IT systems and management judgement both of which give rise to an inherent risk that revenue could be recorded in the incorrect period or could be subject to manipulation to meet targets or expectations.	Our audit procedures to assess the recognition of revenue included the following: • assessing, with the assistance of our internal IT specialists, the design, implementation and operating effectiveness of management's key internal controls over the general IT environment in which the business systems operate, including access to program controls, program change controls, program development controls and computer operation controls; • assessing, with the assistance of our internal IT specialists, the design, implementation and operating effectiveness of management's key internal IT controls over the completeness and accuracy of rating and bill generation and the end-to-end reconciliation controls from the rating and billing systems to the accounting system; • selecting bills issued to customers, on a sample basis, and comparing the details with the corresponding accounts receivable details and cash receipts; • reconciling the Group's revenue to the cash collection records on a sample basis; • recalculating the balances of accounts receivable and advances from customers with the use of electronic audit tools using data extracted from the business support systems and reconciling the results to the Group's financial records; • assessing, on a sample basis, the standalone selling prices determined by the Group for services and handsets offered in mobile handset bundled sales packages, by comparison with the observable prices of the service or handset when the Group sells that service or handset separately in similar circumstances and to similar customers; • assessing, on a sample basis, the settings in the IT system for revenue allocation between the services and handsets offered in mobile handset bundled sales packages by comparing the settings with the Group's allocation basis and recalculating and comparing the allocation results with the system generated results; • evaluating journals entries posted to revenue accounts, on a specific risk-based sample basis, and comparing details of these journals entries with relevant underlying documentation, which included service contracts and progress reports.

90

INDEPENDENT AUDITOR'S REPORT

Carrying value of property, plant and equipment ("PP&E")

Refer to note 15 to the consolidated financial statements on pages 155 to 156 and the accounting policies on pages 116 to 117.

The Key Audit Matter	How the matter was addressed in our audit
The Group continues to incur a significant level of capital expenditure in connection with the expansion of its network coverage and improvements to network quality. The carrying value of PP&E as at 31 December 2019 was approximately RMB367,401 million. There are a number of areas where management judgement impacts the carrying value of PP&E, and the related depreciation profiles. These include: • determining which costs meet the criteria for capitalisation; • determining the date on which construction-in-progress is transferred to property, plant and equipment and depreciation commences; • the estimation of economic useful lives and residual values assigned to property, plant and equipment. We identified the carrying value of property, plant and equipment as a key audit matter because of the high level of management judgement involved and because of its significance to the consolidated financial statements.	Our audit procedures to assess the carrying value of PP&E included the following: • assessing the design, implementation and operating effectiveness of key internal controls over the completeness, existence and accuracy of property, plant and equipment, including the key internal controls over the estimation of useful economic lives and residual values; • assessing, on a sample basis, costs capitalised during the year by comparing the costs capitalised with the relevant underlying documentation, which included purchase agreements and invoices, and assessing whether the costs capitalised met the relevant criteria for capitalisation; which included comparing interest rates to loan agreements, recalculating the interest capitalisation rate and assessing, on a sample basis, the calculation of interest capitalised in construction-in-progress; • challenging the date of transferring construction-in-progress to PP&E by examining the inspection reports and/or project progress reports, on a sample basis; • evaluating management's estimation of useful economic lives and residual values by considering our knowledge of the business and practices adopted in the wider telecommunications industry.

Information other than the consolidated financial statements and auditor's report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 91 Responsibilities of the directors for the consolidated financial statements The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and HKFRSs issued by the HKICPA and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, in accordance with section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 91 Responsibilities of the directors for the consolidated financial statements The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and HKFRSs issued by the HKICPA and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process. Auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, in accordance with section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

92 INDEPENDENT AUDITOR’S REPORT • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards. From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Chan Kim Tak. KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong 23 March 202092 INDEPENDENT AUDITOR’S REPORT • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards. From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Chan Kim Tak. KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong 23 March 2020

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 93

CONSOLIDATED STATEMENT OF INCOME

(All amounts in Renminbi ("RMB") millions, except per share data)

	Note	Year ended 31 December 2019	2018 *Note*
Revenue	6	290,515	290,877
Interconnection charges		(11,513)	(12,579)
Depreciation and amortisation	2	(83,080)	(75,777)
Network, operation and support expenses	2, 7	(43,236)	(55,077)
Employee benefit expenses	8	(50,516)	(48,143)
Costs of telecommunications products sold	9	(26,412)	(27,604)
Other operating expenses	2, 10	(64,480)	(62,561)
Finance costs	2, 11	(2,123)	(1,625)
Interest income		1,272	1,712
Share of net profit of associates		1,359	2,477
Share of net profit of joint ventures		646	598
Other income — net	12	1,735	783
Profit before income tax		14,167	13,081
Income tax expenses	13	(2,795)	(2,824)
Profit for the year	2	11,372	10,257
Profit attributable to:			
Equity shareholders of the Company		11,330	10,197
Non-controlling interests		42	60
Earnings per share for profit attributable to equity shareholders of the Company during the year:			
Basic earnings per share (RMB)	14	0.37	0.33
Diluted earnings per share (RMB)	14	0.37	0.33

Note: The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

Details of dividends attributable to equity shareholders of the Company for the years ended 31 December 2019 and 2018 are set out in Note 33.

The notes on pages 102 to 197 are an integral part of these consolidated financial statements.

94 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (All amounts in RMB millions) Year ended 31 December 2019 2018 Note Profit for the year 11,372 10,257 Other comprehensive income Items that will not be reclassified to statement of income: Changes in fair value of financial assets through other comprehensive income (non-recycling) (583) (383) Tax effect on changes in fair value of financial assets through other comprehensive income (non-recycling) 2 2 Changes in fair value of financial assets through other comprehensive income, net of tax (non-recycling) (581) (381) Others (1) (4) (582) (385) Item that may be reclassified subsequently to statement of income: Currency translation differences 81 140 Other comprehensive income for the year, net of tax (501) (245) Total comprehensive income for the year 10,871 10,012 Total comprehensive income attributable to: Equity shareholders of the Company 10,829 9,952 Non-controlling interests 42 60 Note: The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2. The notes on pages 102 to 197 are an integral part of these consolidated financial statements.94 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (All amounts in RMB millions) Year ended 31 December 2019 2018 Note Profit for the year 11,372 10,257 Other comprehensive income Items that will not be reclassified to statement of income: Changes in fair value of financial assets through other comprehensive income (non-recycling) (583) (383) Tax effect on changes in fair value of financial assets through other comprehensive income (non-recycling) 2 2 Changes in fair value of financial assets through other comprehensive income, net of tax (non-recycling) (581) (381) Others (1) (4) (582) (385) Item that may be reclassified subsequently to statement of income: Currency translation differences 81 140 Other comprehensive income for the year, net of tax (501) (245) Total comprehensive income for the year 10,871 10,012 Total comprehensive income attributable to: Equity shareholders of the Company 10,829 9,952 Non-controlling interests 42 60 Note: The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2. The notes on pages 102 to 197 are an integral part of these consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 95

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in RMB millions)

	Note	As at 31 December 2019	2018
			Note
ASSETS			
Non-current assets			
Property, plant and equipment	15	367,401	384,475
Lease prepayments	16	—	9,290
Right-of-use assets	17	43,073	—
Goodwill	18	2,771	2,771
Interest in associates	20	36,445	35,758
Interest in joint ventures	21	4,771	3,966
Deferred income tax assets	13	1,226	3,401
Contract assets	22	595	570
Contract costs	23	4,923	5,632
Financial assets at fair value through other comprehensive income	24	3,323	3,903
Financial assets at fair value through profit and loss		568	—
Other assets	25	13,808	14,645
		478,904	464,411
Current assets			
Inventories and consumables	26	2,359	2,388
Contract assets	22	1,308	1,254
Accounts receivable	27	17,233	14,433
Prepayments and other current assets	28	12,456	11,106
Amounts due from ultimate holding company	46	7,688	7,431
Amounts due from related parties	46	240	935
Amounts due from domestic carriers		3,448	3,812
Financial assets at fair value through profit and loss		202	770
Short-term bank deposits and restricted deposits	29	3,716	3,720
Cash and cash equivalents	30	34,945	30,060
		83,595	75,909
Total assets		562,499	540,320

96

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in RMB millions)

	Note	As at 31 December 2019	2018
			Note
EQUITY			
Equity attributable to equity shareholders of the Company			
Share capital	31	254,056	254,056
Reserves	32	(18,803)	(20,154)
Retained profits			
— Proposed final dividend	33	4,529	4,100
— Others		80,265	75,920
		320,047	313,922
Non-controlling interests		708	364
Total equity		320,755	314,286
LIABILITIES			
Non-current liabilities			
Long-term bank loans	34	2,869	3,173
Promissory notes	35	998	—
Corporate bonds	36	2,998	999
Lease liabilities	37	21,535	—
Deferred income tax liabilities	13	87	111
Deferred revenue	38	4,851	3,609
Amounts due to related parties	46	3,042	3,042
Other obligations	39	174	190
		36,554	11,124

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 97

	Note	As at 31 December 2019	2018 *Note*
Current liabilities			
Short-term bank loans	40	5,564	15,085
Commercial papers	41	8,995	—
Current portion of long-term bank loans	34	437	441
Current portion of corporate bonds	36	—	16,994
Lease liabilities	37	10,790	—
Accounts payable and accrued liabilities	42	121,564	122,458
Taxes payable		1,534	911
Amounts due to ultimate holding company	46	1,779	1,214
Amounts due to related parties	46	7,851	8,843
Amounts due to domestic carriers		2,174	2,144
Dividend payable		920	920
Current portion of deferred revenue	38	—	78
Current portion of other obligations	39	2,604	2,844
Contract liabilities	22	40,648	42,650
Advances from customers		330	328
		205,190	214,910
Total liabilities		241,744	226,034
Total equity and liabilities		562,499	540,320
Net current liabilities		(121,595)	(139,001)
Total assets less current liabilities		357,309	325,410

Note: The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The notes on pages 102 to 197 are an integral part of these consolidated financial statements.

Approved and authorised for issue by the Board of Directors on 23 March 2020 and signed on behalf of the Board by:

Wang Xiaochu
Director

Zhu Kebing
Director

98

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in RMB millions)

		Attributable to equity shareholders of the Company								
	Note	Share capital	General risk reserve	Investment revaluation reserve	Statutory reserves	Other reserves	Retained profits	Total	Non-controlling interests	Total equity
Balance at 1 January 2018		254,056	227	(6,994)	28,967	(43,022)	71,713	304,947	297	305,244
Total comprehensive income for the year		—	—	(381)	—	136	10,197	9,952	60	10,012
Capital contribution from non-controlling interests		—	—	—	—	—	—	—	7	7
Appropriation to statutory reserves		—	—	—	52	—	(52)	—	—	—
Appropriation to other reserves		—	247	—	—	—	(247)	—	—	—
Dividends relating to 2017	33	—	—	—	—	—	(1,591)	(1,591)	—	(1,591)
Capital contribution relating to share-based payment borne by A Share Company	45	—	—	—	—	614	—	614	—	614
Balance at 31 December 2018		254,056	474	(7,375)	29,019	(42,272)	80,020	313,922	364	314,286
Impact on initial application of IFRS/HKFRS 16 *(Note)*	2	—	—	—	(107)	—	(967)	(1,074)	—	(1,074)
Balance at 1 January 2019		254,056	474	(7,375)	28,912	(42,272)	79,053	312,848	364	313,212
Total comprehensive income for the year		—	—	(581)	—	80	11,330	10,829	42	10,871
Capital contribution from non-controlling interests		—	—	—	—	206	—	206	302	508
Share of an associate's other reserves		—	—	—	—	(307)	—	(307)	—	(307)
Appropriation to statutory reserves		—	—	—	1,273	—	(1,273)	—	—	—
Appropriation to other reserves		—	216	—	—	—	(216)	—	—	—
Dividends relating to 2018	33	—	—	—	—	—	(4,100)	(4,100)	—	(4,100)
Capital contribution relating to share-based payment borne by A Share Company	45	—	—	—	—	571	—	571	—	571
Balance at 31 December 2019		254,056	690	(7,956)	30,185	(41,722)	84,794	320,047	708	320,755

Note: The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

The notes on pages 102 to 197 are an integral part of these consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 99 CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts in RMB millions) Year ended 31 December Note 2019 2018 Note Cash flows from operating activities Cash generated from operations 2, (a) 94,952 93,882 Interest received 1,551 1,688 Interest paid (2,521) (2,457) Income tax paid (304) (726) Net cash inflow from operating activities 2 93,678 92,387 Cash flows from investing activities Purchase of property, plant and equipment and right-of-use assets (56,187) (52,176) Purchase of other assets (4,355) (4,590) Proceeds from disposal of property, plant and equipment and other assets 1,512 1,090 Dividend received from financial assets at fair value through other comprehensive income 205 203 Investment income received from financial assets at fair value through profit and loss 24 36 Proceeds from disposal of financial assets at fair value through profit and loss 507 — Dividends received from associates 82 20 Decrease in short-term bank deposits 34 3,094 Acquisition of financial assets at fair value through profit and loss (423) (585) Acquisition of financial assets at fair value through other comprehensive income (3) — Acquisition of interest in associates (12) (67) Acquisition of interest in joint ventures (137) (1,000) Lending by Unicom Group Finance Company Limited (“Finance Company”) to related parties (11,434) (13,558) Repayment of loans from a related party to Finance Company 11,134 6,354 Net cash outflow from investing activities (59,053) (61,179) CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 99 CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts in RMB millions) Year ended 31 December Note 2019 2018 Note Cash flows from operating activities Cash generated from operations 2, (a) 94,952 93,882 Interest received 1,551 1,688 Interest paid (2,521) (2,457) Income tax paid (304) (726) Net cash inflow from operating activities 2 93,678 92,387 Cash flows from investing activities Purchase of property, plant and equipment and right-of-use assets (56,187) (52,176) Purchase of other assets (4,355) (4,590) Proceeds from disposal of property, plant and equipment and other assets 1,512 1,090 Dividend received from financial assets at fair value through other comprehensive income 205 203 Investment income received from financial assets at fair value through profit and loss 24 36 Proceeds from disposal of financial assets at fair value through profit and loss 507 — Dividends received from associates 82 20 Decrease in short-term bank deposits 34 3,094 Acquisition of financial assets at fair value through profit and loss (423) (585) Acquisition of financial assets at fair value through other comprehensive income (3) — Acquisition of interest in associates (12) (67) Acquisition of interest in joint ventures (137) (1,000) Lending by Unicom Group Finance Company Limited (“Finance Company”) to related parties (11,434) (13,558) Repayment of loans from a related party to Finance Company 11,134 6,354 Net cash outflow from investing activities (59,053) (61,179)

100 CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts in RMB millions) Year ended 31 December Note 2019 2018 Note Cash flows from financing activities Capital contributions from non-controlling interests 508 7 Proceeds from short-term bank loans 28,784 53,306 Proceeds from commercial papers 8,995 — Proceeds from promissory notes 992 — Proceeds from corporate bonds 2,000 — Loans from related parties 50 3,090 Repayment of short-term bank loans (38,290) (60,730) Repayment of long-term bank loans (418) (435) Repayment of commercial papers — (9,000) Repayment of related party loans (48) (475) Repayment of ultimate holding company loan — (1,344) Repayment of promissory notes — (18,000) Repayment of corporate bonds (17,000) — Repayment of finance lease — (493) Capital element of lease rentals paid 2 (11,123) — Payment of issuing expense for promissory notes — (67) Dividends paid to equity shareholders of the Company 33 (4,100) (1,591) Net deposits with Finance Company by related parties 236 2,354 Increase in statutory reserve deposits placed by Finance Company 29(i) (351) (680) Net cash outflow from financing activities 2 (29,765) (34,058) Net increase/(decrease) in cash and cash equivalents 4,860 (2,850) Cash and cash equivalents, beginning of year 30,060 32,836 Effect of changes in foreign exchange rate 25 74 Cash and cash equivalents, end of year 30 34,945 30,060 Analysis of the balances of cash and cash equivalents: Cash balances 1 1 Bank balances 34,944 30,059 34,945 30,060 The notes on pages 102 to 197 are an integral part of these consolidated financial statements.100 CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts in RMB millions) Year ended 31 December Note 2019 2018 Note Cash flows from financing activities Capital contributions from non-controlling interests 508 7 Proceeds from short-term bank loans 28,784 53,306 Proceeds from commercial papers 8,995 — Proceeds from promissory notes 992 — Proceeds from corporate bonds 2,000 — Loans from related parties 50 3,090 Repayment of short-term bank loans (38,290) (60,730) Repayment of long-term bank loans (418) (435) Repayment of commercial papers — (9,000) Repayment of related party loans (48) (475) Repayment of ultimate holding company loan — (1,344) Repayment of promissory notes — (18,000) Repayment of corporate bonds (17,000) — Repayment of finance lease — (493) Capital element of lease rentals paid 2 (11,123) — Payment of issuing expense for promissory notes — (67) Dividends paid to equity shareholders of the Company 33 (4,100) (1,591) Net deposits with Finance Company by related parties 236 2,354 Increase in statutory reserve deposits placed by Finance Company 29(i) (351) (680) Net cash outflow from financing activities 2 (29,765) (34,058) Net increase/(decrease) in cash and cash equivalents 4,860 (2,850) Cash and cash equivalents, beginning of year 30,060 32,836 Effect of changes in foreign exchange rate 25 74 Cash and cash equivalents, end of year 30 34,945 30,060 Analysis of the balances of cash and cash equivalents: Cash balances 1 1 Bank balances 34,944 30,059 34,945 30,060 The notes on pages 102 to 197 are an integral part of these consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 101 (a) The reconciliation of profit before income tax to cash generated from operating activities is as follows: Year ended 31 December 2019 2018 Note Profit before income tax 14,167 13,081 Adjustments for: Depreciation and amortisation 83,080 75,777 Interest income (1,272) (1,712) Finance costs 1,991 1,676 Loss on disposal of property, plant and equipment 2,179 4,148 Credit loss allowance and write-down of inventories 3,663 3,846 Dividend from financial assets at fair value through other comprehensive income (205) (203) Investment income from financial assets at fair value through profit and loss (24) (36) Other investment gains (96) (31) Share of net profit of associates (1,359) (2,477) Share of net profit of joint ventures (646) (598) Expenses for restricted shares of A Share Company granted to the Group’s employees 571 614 Changes in working capital: Increase in accounts receivable (5,928) (4,887) (Increase)/Decrease in contract assets (122) 1,150 Increase in contract costs (2,188) (3,001) Increase in inventories and consumables (335) (385) Decrease/(Increase) in restricted deposits 321 (581) (Increase)/Decrease in other assets (796) 1,584 (Increase)/Decrease in prepayments and other current assets (1,876) 60 Increase in amounts due from ultimate holding company (7) (20) Decrease in amounts due from related parties 745 2,339 Decrease in amounts due from domestic carriers 364 871 Increase in accounts payable and accrued liabilities 2,386 6,591 Increase in taxes payable 623 33 Increase in advances from customers 2 45 Decrease in contract liabilities (2,002) (4,322) Increase in deferred revenue 1,164 1,474 (Decrease)/Increase in other obligations (16) 68 Increase in amounts due to ultimate holding company 322 40 Increase/(Decrease) in amounts due to related parties 216 (868) Increase/(Decrease) in amounts due to domestic carriers 30 (394) Cash generated from operations 94,952 93,882 Note: The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 101 (a) The reconciliation of profit before income tax to cash generated from operating activities is as follows: Year ended 31 December 2019 2018 Note Profit before income tax 14,167 13,081 Adjustments for: Depreciation and amortisation 83,080 75,777 Interest income (1,272) (1,712) Finance costs 1,991 1,676 Loss on disposal of property, plant and equipment 2,179 4,148 Credit loss allowance and write-down of inventories 3,663 3,846 Dividend from financial assets at fair value through other comprehensive income (205) (203) Investment income from financial assets at fair value through profit and loss (24) (36) Other investment gains (96) (31) Share of net profit of associates (1,359) (2,477) Share of net profit of joint ventures (646) (598) Expenses for restricted shares of A Share Company granted to the Group’s employees 571 614 Changes in working capital: Increase in accounts receivable (5,928) (4,887) (Increase)/Decrease in contract assets (122) 1,150 Increase in contract costs (2,188) (3,001) Increase in inventories and consumables (335) (385) Decrease/(Increase) in restricted deposits 321 (581) (Increase)/Decrease in other assets (796) 1,584 (Increase)/Decrease in prepayments and other current assets (1,876) 60 Increase in amounts due from ultimate holding company (7) (20) Decrease in amounts due from related parties 745 2,339 Decrease in amounts due from domestic carriers 364 871 Increase in accounts payable and accrued liabilities 2,386 6,591 Increase in taxes payable 623 33 Increase in advances from customers 2 45 Decrease in contract liabilities (2,002) (4,322) Increase in deferred revenue 1,164 1,474 (Decrease)/Increase in other obligations (16) 68 Increase in amounts due to ultimate holding company 322 40 Increase/(Decrease) in amounts due to related parties 216 (868) Increase/(Decrease) in amounts due to domestic carriers 30 (394) Cash generated from operations 94,952 93,882 Note: The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.

102 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 1. ORGANISATION AND PRINCIPAL ACTIVITIES China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000. The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (hereinafter referred to as “A Share Company”), a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002. The directors of the Company consider Unicom BVI and China United Network Communications Group Company Limited (a state- owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”) as the immediately holding company and ultimate holding company, respectively. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. 2.1 Statement of Compliance The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance. 2.2 Basis of Preparation The consolidated financial statements have been prepared under the historical cost convention, except that the following assets are stated at their fair value set out below: • Financial assets at fair value through other comprehensive income • Financial assets at fair value through profit and loss102 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 1. ORGANISATION AND PRINCIPAL ACTIVITIES China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000. The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (hereinafter referred to as “A Share Company”), a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002. The directors of the Company consider Unicom BVI and China United Network Communications Group Company Limited (a state- owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”) as the immediately holding company and ultimate holding company, respectively. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. 2.1 Statement of Compliance The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance. 2.2 Basis of Preparation The consolidated financial statements have been prepared under the historical cost convention, except that the following assets are stated at their fair value set out below: • Financial assets at fair value through other comprehensive income • Financial assets at fair value through profit and loss

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 103 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance (“MOF”) of the PRC, which became effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Group’s IFRS/HKFRS financial statements and PRC financial statements. The principal adjustments made to the PRC financial statements to conform to IFRSs/HKFRSs include the following: • reversal of the revaluation surplus or deficit and related amortisation charges arising from the revaluation of prepayments for the leasehold land performed by independent valuers for the purpose of reporting to relevant PRC government authorities, and adjustment for corresponding deferred taxation; • recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005; and • recognition of the dilution gain or loss of interest in equity-accounted investee. (a) Going Concern Assumption As at 31 December 2019, current liabilities of the Group exceeded current assets by approximately RMB121.6 billion (2018: approximately RMB139.0 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows: • The Group’s continuous net cash inflows from operating activities; • Approximately RMB396.7 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB378.9 billion was unutilised as at 31 December 2019; and • Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history. In addition, the Group believes it has the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments, expected capital expenditure and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2019 have been prepared on a going concern basis.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 103 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance (“MOF”) of the PRC, which became effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Group’s IFRS/HKFRS financial statements and PRC financial statements. The principal adjustments made to the PRC financial statements to conform to IFRSs/HKFRSs include the following: • reversal of the revaluation surplus or deficit and related amortisation charges arising from the revaluation of prepayments for the leasehold land performed by independent valuers for the purpose of reporting to relevant PRC government authorities, and adjustment for corresponding deferred taxation; • recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005; and • recognition of the dilution gain or loss of interest in equity-accounted investee. (a) Going Concern Assumption As at 31 December 2019, current liabilities of the Group exceeded current assets by approximately RMB121.6 billion (2018: approximately RMB139.0 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows: • The Group’s continuous net cash inflows from operating activities; • Approximately RMB396.7 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB378.9 billion was unutilised as at 31 December 2019; and • Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history. In addition, the Group believes it has the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio. Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments, expected capital expenditure and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2019 have been prepared on a going concern basis.

104 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) (b) Critical Accounting Estimates and Judgment The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRSs/HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4. (c) New Accounting Standards and Amendments The IASB and HKICPA have issued new IFRSs/HKFRSs and a number of amendments and interpretations to IFRSs/ HKFRSs and IASs/HKASs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s consolidated financial statements: • IFRS/HKFRS 16, “Leases” (“IFRS/HKFRS 16”) • IFRIC/HK(IFRIC) 23, “Uncertainty over income tax treatments” • Annual improvement to IFRSs/HKFRSs 2015–2017 Cycle • Amendments to IAS/HKAS 28, “Long-term interests in associates and joint ventures” • Amendments to IAS/HKAS 19, “Plan amendment, curtailment or settlement” Except for IFRS/HKFRS 16, none of the developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this consolidated financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.104 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) (b) Critical Accounting Estimates and Judgment The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRSs/HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4. (c) New Accounting Standards and Amendments The IASB and HKICPA have issued new IFRSs/HKFRSs and a number of amendments and interpretations to IFRSs/ HKFRSs and IASs/HKASs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s consolidated financial statements: • IFRS/HKFRS 16, “Leases” (“IFRS/HKFRS 16”) • IFRIC/HK(IFRIC) 23, “Uncertainty over income tax treatments” • Annual improvement to IFRSs/HKFRSs 2015–2017 Cycle • Amendments to IAS/HKAS 28, “Long-term interests in associates and joint ventures” • Amendments to IAS/HKAS 19, “Plan amendment, curtailment or settlement” Except for IFRS/HKFRS 16, none of the developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this consolidated financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 105 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) (c) New Accounting Standards and Amendments (Continued) (i) IFRS/HKFRS 16, “Leases” IFRS/HKFRS 16 replaces IAS/HKAS 17, “Leases” (“IAS/HKAS 17”), and the related interpretations, IFRIC/ HK(IFRIC) 4, “Determining whether an arrangement contains a lease”, SIC/HK(SIC) 15, “Operating leases- incentives” and SIC/HK(SIC) 27, “Evaluating the substance of transactions involving the legal form of a lease”. It introduces a single accounting model for lessees, which requires a lessee to recognise a right-of-use asset and a lease liability for all leases, except for leases that have a lease term of 12 months or less (“short-term leases”) and leases of low value assets. The lessor accounting requirements are brought forward from IAS/ HKAS 17 substantially unchanged. IFRS/HKFRS 16 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the consolidated financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of an entity. The Group has initially applied IFRS/HKFRS 16 as from 1 January 2019. The Group has elected to use the modified retrospective approach and measure the carrying amount of right-of-use asset as if IFRS/HKFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application. The Group has therefore recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2019. Comparative information has not been restated and continues to be reported under IAS/HKAS 17. Further details of the nature and effect of the changes to previous accounting policies and the transition options applied are set out below: (1) New definition of a lease The change in the definition of a lease mainly relates to the concept of control. IFRS/HKFRS 16 defines a lease on the basis of whether a customer controls the use of an identified asset for a period of time, which may be determined by a defined amount of use. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use. The Group applies the new definition of a lease in IFRS/HKFRS 16 only to contracts that were entered into or changed on or after 1 January 2019. For contracts entered into before 1 January 2019, the Group has used the transitional practical expedient to grandfather the previous assessment of which existing arrangements are or contain leases. Accordingly, contracts that were previously assessed as leases under IAS/HKAS 17 continue to be accounted for as leases under IFRS/HKFRS 16 and contracts previously assessed as non-lease service arrangements continue to be accounted for as executory contracts.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 105 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) (c) New Accounting Standards and Amendments (Continued) (i) IFRS/HKFRS 16, “Leases” IFRS/HKFRS 16 replaces IAS/HKAS 17, “Leases” (“IAS/HKAS 17”), and the related interpretations, IFRIC/ HK(IFRIC) 4, “Determining whether an arrangement contains a lease”, SIC/HK(SIC) 15, “Operating leases- incentives” and SIC/HK(SIC) 27, “Evaluating the substance of transactions involving the legal form of a lease”. It introduces a single accounting model for lessees, which requires a lessee to recognise a right-of-use asset and a lease liability for all leases, except for leases that have a lease term of 12 months or less (“short-term leases”) and leases of low value assets. The lessor accounting requirements are brought forward from IAS/ HKAS 17 substantially unchanged. IFRS/HKFRS 16 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the consolidated financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of an entity. The Group has initially applied IFRS/HKFRS 16 as from 1 January 2019. The Group has elected to use the modified retrospective approach and measure the carrying amount of right-of-use asset as if IFRS/HKFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application. The Group has therefore recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2019. Comparative information has not been restated and continues to be reported under IAS/HKAS 17. Further details of the nature and effect of the changes to previous accounting policies and the transition options applied are set out below: (1) New definition of a lease The change in the definition of a lease mainly relates to the concept of control. IFRS/HKFRS 16 defines a lease on the basis of whether a customer controls the use of an identified asset for a period of time, which may be determined by a defined amount of use. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use. The Group applies the new definition of a lease in IFRS/HKFRS 16 only to contracts that were entered into or changed on or after 1 January 2019. For contracts entered into before 1 January 2019, the Group has used the transitional practical expedient to grandfather the previous assessment of which existing arrangements are or contain leases. Accordingly, contracts that were previously assessed as leases under IAS/HKAS 17 continue to be accounted for as leases under IFRS/HKFRS 16 and contracts previously assessed as non-lease service arrangements continue to be accounted for as executory contracts.

106 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) (c) New Accounting Standards and Amendments (Continued) (i) IFRS/HKFRS 16, “Leases” (Continued) (2) Lessee accounting and transitional impact IFRS/HKFRS 16 eliminates the requirement for a lessee to classify leases as either operating leases or finance leases, as was previously required by IAS/HKAS 17. Instead, the Group is required to capitalise all leases when it is the lessee, including leases previously classified as operating leases under IAS/ HKAS 17, other than those short-term leases and leases of low-value assets. As far as the Group is concerned, these newly capitalised leases are primarily in relation to telecommunications equipment, properties and other assets. For an explanation of how the Group applies lessee accounting, see Note 2.28(a)(i). At the date of transition to IFRS/HKFRS 16 (i.e. 1 January 2019), the Group determined the length of the remaining lease terms and measured the lease liabilities for the leases previously classified as operating leases at the present value of the remaining lease payments, discounted using the relevant incremental borrowing rates at 1 January 2019. The weighted average of the incremental borrowing rates used for determination of the present value of the remaining lease payments was 3.7%. To ease the transition to IFRS/HKFRS 16, the Group applied the following recognition exemption and practical expedients at the date of initial application of IFRS/HKFRS 16: a the Group elected not to apply the requirements of IFRS/HKFRS 16 in respect of the recognition of lease liabilities and right-of-use assets to leases for which the remaining lease term ends within 12 months from the date of initial application of IFRS/HKFRS 16, i.e. where the lease term ends on or before 31 December 2019; and b when measuring the lease liabilities at the date of initial application of IFRS/HKFRS 16, the Group applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).106 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) (c) New Accounting Standards and Amendments (Continued) (i) IFRS/HKFRS 16, “Leases” (Continued) (2) Lessee accounting and transitional impact IFRS/HKFRS 16 eliminates the requirement for a lessee to classify leases as either operating leases or finance leases, as was previously required by IAS/HKAS 17. Instead, the Group is required to capitalise all leases when it is the lessee, including leases previously classified as operating leases under IAS/ HKAS 17, other than those short-term leases and leases of low-value assets. As far as the Group is concerned, these newly capitalised leases are primarily in relation to telecommunications equipment, properties and other assets. For an explanation of how the Group applies lessee accounting, see Note 2.28(a)(i). At the date of transition to IFRS/HKFRS 16 (i.e. 1 January 2019), the Group determined the length of the remaining lease terms and measured the lease liabilities for the leases previously classified as operating leases at the present value of the remaining lease payments, discounted using the relevant incremental borrowing rates at 1 January 2019. The weighted average of the incremental borrowing rates used for determination of the present value of the remaining lease payments was 3.7%. To ease the transition to IFRS/HKFRS 16, the Group applied the following recognition exemption and practical expedients at the date of initial application of IFRS/HKFRS 16: a the Group elected not to apply the requirements of IFRS/HKFRS 16 in respect of the recognition of lease liabilities and right-of-use assets to leases for which the remaining lease term ends within 12 months from the date of initial application of IFRS/HKFRS 16, i.e. where the lease term ends on or before 31 December 2019; and b when measuring the lease liabilities at the date of initial application of IFRS/HKFRS 16, the Group applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 107 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) (c) New Accounting Standards and Amendments (Continued) (i) IFRS/HKFRS 16, “Leases” (Continued) (2) Lessee accounting and transitional impact (Continued) The following table reconciles the operating lease commitments as at 31 December 2018 as disclosed in Note 47.2 to the opening balance for lease liabilities recognised as at 1 January 2019: 1 January 2019 Operating lease and other commitments at 31 December 2018 54,751 Less: commitments relating to non-lease elements at 31 December 2018 (14,345) Operating lease commitments at 31 December 2018 40,406 Less: commitments relating to leases exempt from capitalisation: — short-term leases and other leases with remaining lease term ending on or before 31 December 2019 (721) — leases of low-value assets (36) Less: total future interest expenses (3,169) Present value of remaining lease payments, discounted using the incremental borrowing rate at 1 January 2019 36,480 Add: finance lease liabilities recognised as at 31 December 2018 240 Total lease liabilities recognised at 1 January 2019 36,720 The right-of-use assets in relation to leases previously classified as operating leases have been recognised as if IFRS/HKFRS 16 had always been applied since the commencement date of the lease. So far as the impact of the adoption of IFRS/HKFRS 16 on leases previously classified as finance leases is concerned, the Group is not required to make any adjustments at the date of initial application of IFRS/HKFRS 16, other than changing the captions for the balances. Accordingly, instead of “Obligations under finance leases”, these amounts are included within “Lease liabilities”, and the depreciated carrying amount of the corresponding leased asset is identified as a right-of-use asset. There is no impact on the opening balance of equity.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 107 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) (c) New Accounting Standards and Amendments (Continued) (i) IFRS/HKFRS 16, “Leases” (Continued) (2) Lessee accounting and transitional impact (Continued) The following table reconciles the operating lease commitments as at 31 December 2018 as disclosed in Note 47.2 to the opening balance for lease liabilities recognised as at 1 January 2019: 1 January 2019 Operating lease and other commitments at 31 December 2018 54,751 Less: commitments relating to non-lease elements at 31 December 2018 (14,345) Operating lease commitments at 31 December 2018 40,406 Less: commitments relating to leases exempt from capitalisation: — short-term leases and other leases with remaining lease term ending on or before 31 December 2019 (721) — leases of low-value assets (36) Less: total future interest expenses (3,169) Present value of remaining lease payments, discounted using the incremental borrowing rate at 1 January 2019 36,480 Add: finance lease liabilities recognised as at 31 December 2018 240 Total lease liabilities recognised at 1 January 2019 36,720 The right-of-use assets in relation to leases previously classified as operating leases have been recognised as if IFRS/HKFRS 16 had always been applied since the commencement date of the lease. So far as the impact of the adoption of IFRS/HKFRS 16 on leases previously classified as finance leases is concerned, the Group is not required to make any adjustments at the date of initial application of IFRS/HKFRS 16, other than changing the captions for the balances. Accordingly, instead of “Obligations under finance leases”, these amounts are included within “Lease liabilities”, and the depreciated carrying amount of the corresponding leased asset is identified as a right-of-use asset. There is no impact on the opening balance of equity.

108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(c) New Accounting Standards and Amendments (Continued)

(i) IFRS/HKFRS 16, "Leases" (Continued)

(2) Lessee accounting and transitional impact (Continued)

The following table summarises the impacts of the adoption of IFRS/HKFRS 16 on the Group's consolidated statement of financial position:

	Note	Carrying amount at 31 December 2018	Capitalisation of operating lease contracts	Carrying amount at 1 January 2019
Line items in the consolidated statement of financial position impacted by the adoption of IFRS/ HKFRS 16:				
ASSETS				
Property, plant and equipment	15	384,475	(343)	384,132
Lease prepayments	16	9,290	(9,290)	—
Right-of-use assets	17	—	47,359	47,359
Interest in associates	20	35,758	(264)	35,494
Deferred income tax assets	13	3,401	271	3,672
Other assets	25	14,645	(1,801)	12,844
Total non-current assets		464,411	35,932	500,343
Prepayments and other current assets	28	11,106	(526)	10,580
Total current assets		75,909	(526)	75,383
Total assets		540,320	35,406	575,726
EQUITY				
Reserves		(20,154)	(107)	(20,261)
Retained profits				
— Proposed 2018 final dividend		4,100	—	4,100
— Others		75,920	(967)	74,953
Total equity		314,286	(1,074)	313,212

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 109

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(c) New Accounting Standards and Amendments (Continued)

(i) IFRS/HKFRS 16, "Leases" (Continued)

(2) Lessee accounting and transitional impact (Continued)

	Note	Carrying amount at 31 December 2018	Capitalisation of operating lease contracts	Carrying amount at 1 January 2019
Line items in the consolidated statement of financial position impacted by the adoption of IFRS/HKFRS 16:				
Lease liabilities (non-current portion)	37	—	27,576	27,576
Other obligations	39	190	(6)	184
Total non-current liabilities		11,124	27,570	38,694
Lease liabilities (current portion)	37	—	9,144	9,144
Current portion of other obligations	39	2,844	(234)	2,610
Current liabilities		214,910	8,910	223,820
Net current liabilities		(139,001)	(9,436)	(148,437)
Total assets less current liabilities		325,410	26,496	351,906

(3) Impact on the financial results and cash flows of the Group

After the initial recognition of right-of-use assets and lease liabilities as at 1 January 2019, the Group as a lessee is required to recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. This results in a negative impact on the reported profit for the year in the Group's consolidated statement of income, as compared to the results if IAS/HKAS 17 had been applied during the year.

In the statement of cash flows, the Group as a lessee is required to split rentals paid under capitalised leases into their capital element and interest element (see Note 30(c)). Capital element of lease rentals paid are classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS/HKAS 17 were treated, rather than as operating cash outflows, as was the case for operating leases under IAS/HKAS 17. Similar to other interest payments of the Group, interest element of lease rentals paid are classified as operating activities in the consolidated cash flow statement. Although total cash flows are unaffected, the adoption of IFRS/HKFRS 16 therefore results in a significant change in presentation of cash flows within the consolidated statement of cash flows (see Note 30(c)).

110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(c) New Accounting Standards and Amendments (Continued)

(i) IFRS/HKFRS 16, "Leases" (Continued)

(3) Impact on the financial results and cash flows of the Group (Continued)

The following tables give an indication of the estimated impact of adoption of IFRS/HKFRS 16 on the Group's financial results and cash flows for the year ended 31 December 2019, by adjusting the amounts reported under IFRS/HKFRS 16 in these consolidated financial statements to compute estimates of the hypothetical amounts that would have been recognised under IAS/HKAS 17 if this superseded standard had continued to apply in 2019 instead of IFRS/HKFRS 16, and by comparing these hypothetical amounts for 2019 with the actual 2018 corresponding amounts which were prepared under IAS/HKAS 17.

	Year ended 31 December 2019				Year ended 31 December 2018
	Amounts reported under IFRS/HKFRS 16 (A)	Add back: IFRS/HKFRS 16 depreciation and interest expense (B)	Deduct: Estimated amounts related to operating lease as if under IAS/HKAS 17 (Note i) (C)	Hypothetical amounts for 2019 as if under IAS/HKAS 17 (D=A+B+C)	Compared to amounts reported for 2018 under IAS/HKAS 17
Financial results for the year ended 31 December 2019 impacted by the adoption of IFRS/HKFRS 16:					
Depreciation and amortisation	(83,080)	10,579	—	(72,501)	(75,777)
Network, operation and support expenses	(43,236)	—	(11,345)	(54,581)	(55,077)
Other operating expenses	(64,480)	—	(192)	(64,672)	(62,561)
Finance costs	(2,123)	1,349	—	(774)	(1,625)
Share of net profit of associates	1,359	37	—	1,396	2,477
Profit before income tax	14,167	11,965	(11,537)	14,595	13,081
Profit for the year	11,372	11,965	(11,537)	11,800	10,257

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 111

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(c) New Accounting Standards and Amendments (Continued)

(i) IFRS/HKFRS 16, "Leases" (Continued)

(3) Impact on the financial results and cash flows of the Group (Continued)

	Year ended 31 December 2019			Year ended 31 December 2018
	Amounts reported under IFRS/ HKFRS 16 (A)	Estimated amounts related to operating leases as if under IAS/ HKAS 17 (Notes i & ii) (B)	Hypothetical amounts for 2019 as if under IAS/ HKAS 17 (C=A+B)	Compared to amounts reported for 2018 under IAS/ HKAS 17
Line items in the consolidated statement of cash flows for the year ended 31 December 2019 impacted by the adoption of IFRS/HKFRS 16:				
Cash generated from operations	94,952	(10,883)	84,069	93,882
Net cash inflow from operating activities	93,678	(10,883)	82,795	92,387
Capital element of lease rentals paid	(11,123)	10,883	(240)	—
Net cash outflow from financing activities	(29,765)	10,883	(18,882)	(34,058)

i The "estimated amounts related to operating leases" is an estimate of the amount that relate to leases which would have been classified as operating leases, if IAS/HKAS 17 had still applied in 2019. This estimate assumes that all of the new leases entered into in 2019 would have been classified as operating leases under IAS/HKAS 17, if IAS/HKAS 17 had still applied in 2019. Any potential net tax effect is ignored.

ii In this impact table, these cash outflows are reclassified from financing to operating in order to compute hypothetical amounts of net cash inflow from operating activities and net cash outflow from financing activities as if IAS/HKAS 17 still applied.

112 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) (c) New Accounting Standards and Amendments (Continued) (i) IFRS/HKFRS 16, “Leases” (Continued) (4) Lessor accounting The Group mainly leases out a number of items of properties as the lessor of operating leases. The accounting policies applicable to the Group as a lessor remain substantially unchanged from those under IAS/HKAS 17. Under IFRS/HKFRS 16, when the Group acts as an intermediate lessor in a sublease arrangement, the Group is required to classify the sublease as a finance lease or an operating lease by reference to the right-of-use asset arising from the head lease, instead of by reference to the underlying asset. The adoption of IFRS/HKFRS 16 does not have a significant impact on the Group’s consolidated financial statements in this regard. (ii) Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2019 The IASB and HKICPA has issued a new IFRS/HKFRS and a number of amendments to IFRSs/HKFRSs and IAS/ HKAS which are not yet effective for the year ended 31 December 2019 and which have not been adopted in these consolidated financial statements. Of these, the following developments are relevant to the Group’s consolidated financial statements: Effective for accounting periods beginning on or after Amendments to References to Conceptual Framework in IFRS Standards 1 January 2020 Amendments to IFRS/HKFRS 3, “Definition of a business” 1 January 2020 Amendments to IAS/HKAS 1 and IAS/HKAS 8, “Definition of material” 1 January 2020 IFRS/HKFRS 17, “Insurance Contracts” 1 January 2021 The Group is assessing the impact of such new standards, amendments to standards and interpretations, and will adopt the relevant standards, amendments to standards and interpretations in the subsequent period as required. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.112 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.2 Basis of Preparation (Continued) (c) New Accounting Standards and Amendments (Continued) (i) IFRS/HKFRS 16, “Leases” (Continued) (4) Lessor accounting The Group mainly leases out a number of items of properties as the lessor of operating leases. The accounting policies applicable to the Group as a lessor remain substantially unchanged from those under IAS/HKAS 17. Under IFRS/HKFRS 16, when the Group acts as an intermediate lessor in a sublease arrangement, the Group is required to classify the sublease as a finance lease or an operating lease by reference to the right-of-use asset arising from the head lease, instead of by reference to the underlying asset. The adoption of IFRS/HKFRS 16 does not have a significant impact on the Group’s consolidated financial statements in this regard. (ii) Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2019 The IASB and HKICPA has issued a new IFRS/HKFRS and a number of amendments to IFRSs/HKFRSs and IAS/ HKAS which are not yet effective for the year ended 31 December 2019 and which have not been adopted in these consolidated financial statements. Of these, the following developments are relevant to the Group’s consolidated financial statements: Effective for accounting periods beginning on or after Amendments to References to Conceptual Framework in IFRS Standards 1 January 2020 Amendments to IFRS/HKFRS 3, “Definition of a business” 1 January 2020 Amendments to IAS/HKAS 1 and IAS/HKAS 8, “Definition of material” 1 January 2020 IFRS/HKFRS 17, “Insurance Contracts” 1 January 2021 The Group is assessing the impact of such new standards, amendments to standards and interpretations, and will adopt the relevant standards, amendments to standards and interpretations in the subsequent period as required. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 113 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.3 Subsidiaries and Non-Controlling Interests Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment. The Group adopted the purchase method of accounting to account for business combination of entities and businesses under common control before 2005. Under the purchase method of accounting in force at the date of the acquisition, the cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired was recorded as goodwill. If the cost of acquisition was less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference was recognised directly in the statement of income. Under HKFRSs, business combination of entity and business under common control of the Group after 2005 was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA in 2005. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at the non-controlling interests’ proportionate share of the subsidiary’s net identifiable assets. Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of income and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2.20 depending on the nature of the liability.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 113 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.3 Subsidiaries and Non-Controlling Interests Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment. The Group adopted the purchase method of accounting to account for business combination of entities and businesses under common control before 2005. Under the purchase method of accounting in force at the date of the acquisition, the cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired was recorded as goodwill. If the cost of acquisition was less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference was recognised directly in the statement of income. Under HKFRSs, business combination of entity and business under common control of the Group after 2005 was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA in 2005. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at the non-controlling interests’ proportionate share of the subsidiary’s net identifiable assets. Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of income and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2.20 depending on the nature of the liability.

114 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.3 Subsidiaries and Non-Controlling Interests (Continued) Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2.12) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (see Note 2.4). In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2.13), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale). 2.4 Associates and Joint Ventures An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions. A joint venture is an arrangement whereby the Group and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement. An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition- date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment. The Group’s share of the post-acquisition post-tax results of the investees and any impairment losses for the year are recognised in the consolidated statement of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised as other comprehensive income in the consolidated statement of comprehensive income. When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture (after applying the ECL model to such other long-term interests where applicable).114 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.3 Subsidiaries and Non-Controlling Interests (Continued) Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2.12) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (see Note 2.4). In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2.13), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale). 2.4 Associates and Joint Ventures An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions. A joint venture is an arrangement whereby the Group and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement. An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition- date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment. The Group’s share of the post-acquisition post-tax results of the investees and any impairment losses for the year are recognised in the consolidated statement of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised as other comprehensive income in the consolidated statement of comprehensive income. When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture (after applying the ECL model to such other long-term interests where applicable).

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 115 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.4 Associates and Joint Ventures (Continued) Unrealised profits and losses resulting from transactions between the Group and its associates and joint venture are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss. If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, when the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset. 2.5 Segment Reporting Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Executive Directors of the Company that makes strategic decisions. 2.6 Foreign Currency Translation (a) Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (“the functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and presentation currency. (b) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income. (c) Group companies The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: • Assets and liabilities for each statement of financial position presented are translated at the closing rate at the statement of financial position date; • Income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); andCHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 115 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.4 Associates and Joint Ventures (Continued) Unrealised profits and losses resulting from transactions between the Group and its associates and joint venture are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss. If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, when the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset. 2.5 Segment Reporting Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Executive Directors of the Company that makes strategic decisions. 2.6 Foreign Currency Translation (a) Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (“the functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and presentation currency. (b) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income. (c) Group companies The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: • Assets and liabilities for each statement of financial position presented are translated at the closing rate at the statement of financial position date; • Income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

116 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.6 Foreign Currency Translation (Continued) (c) Group companies (Continued) • All resulting exchange differences are recognised in other comprehensive income and as a separate component of equity into other reserve. On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the statement of income as part of the gain or loss on disposal. 2.7 Property, Plant and Equipment (a) Construction-in-progress Construction-in-progress (“CIP”) represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on CIP until such time as the assets are completed and ready for its intended use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of assets. (b) Property, plant and equipment Property, plant and equipment held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives. Property, plant and equipment comprise buildings, telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and other equipment. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (i) the exchange transactions lacks commercial substance or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.116 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.6 Foreign Currency Translation (Continued) (c) Group companies (Continued) • All resulting exchange differences are recognised in other comprehensive income and as a separate component of equity into other reserve. On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the statement of income as part of the gain or loss on disposal. 2.7 Property, Plant and Equipment (a) Construction-in-progress Construction-in-progress (“CIP”) represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on CIP until such time as the assets are completed and ready for its intended use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of assets. (b) Property, plant and equipment Property, plant and equipment held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives. Property, plant and equipment comprise buildings, telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and other equipment. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (i) the exchange transactions lacks commercial substance or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 117

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7 Property, Plant and Equipment (Continued)

(c) Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10–30 years	3–5%
Telecommunications equipment	5–10 years	3–5%
Office furniture, fixtures, motor vehicles and other equipment	5–10 years	3–5%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.13).

(d) Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognised in the statement of income.

2.8 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of business combination in which the goodwill arose.

2.9 Contract costs

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalised as inventory (see Note 2.15), property, plant and equipment (see Note 2.7) or intangible assets.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained e.g. an incremental sales commission. Incremental costs of obtaining a contract are capitalised when incurred if the costs are expected to be recovered, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred.

118 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.9 Contract costs (Continued) Costs to fulfil a contract are capitalised if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered. Costs that relate directly to an existing contract or to a specifically identifiable anticipated contract may include direct labour, direct materials, allocations of costs, costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract. Other costs of fulfilling a contract, which are not capitalised as inventory, property, plant and equipment or intangible assets, are expensed as incurred. Capitalised contract costs are stated at cost less accumulated amortisation and impairment losses. Impairment losses are recognised to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognised as expenses. Amortisation of capitalised contract costs is charged to profit or loss when the revenue to which the asset relates is recognised. The accounting policy for revenue recognition is set out in Note 2.25. 2.10 Contract assets and contract liabilities A contract asset is recognised when the Group recognises revenue (see Note 2.25) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit loss (“ECL”) in accordance with the policy set out in Note 2.14 and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2.16). A contract liability is recognised when the customer pays non-refundable consideration before the Group recognises the related revenue (see Note 2.25). A contract liability would also be recognised if the Group has an unconditional right to receive non-refundable consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (see Note 2.16). The Group provides subscriber points reward program, the transaction price of providing telecommunications services and the subscriber points reward is allocated based on their standalone price. The allocated portion of transaction price for the subscriber points reward is recorded as contract liability when the rewards are granted and recognised as revenue when the points are redeemed or expired. For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis. When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2.25).118 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.9 Contract costs (Continued) Costs to fulfil a contract are capitalised if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered. Costs that relate directly to an existing contract or to a specifically identifiable anticipated contract may include direct labour, direct materials, allocations of costs, costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract. Other costs of fulfilling a contract, which are not capitalised as inventory, property, plant and equipment or intangible assets, are expensed as incurred. Capitalised contract costs are stated at cost less accumulated amortisation and impairment losses. Impairment losses are recognised to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognised as expenses. Amortisation of capitalised contract costs is charged to profit or loss when the revenue to which the asset relates is recognised. The accounting policy for revenue recognition is set out in Note 2.25. 2.10 Contract assets and contract liabilities A contract asset is recognised when the Group recognises revenue (see Note 2.25) before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit loss (“ECL”) in accordance with the policy set out in Note 2.14 and are reclassified to receivables when the right to the consideration has become unconditional (see Note 2.16). A contract liability is recognised when the customer pays non-refundable consideration before the Group recognises the related revenue (see Note 2.25). A contract liability would also be recognised if the Group has an unconditional right to receive non-refundable consideration before the Group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (see Note 2.16). The Group provides subscriber points reward program, the transaction price of providing telecommunications services and the subscriber points reward is allocated based on their standalone price. The allocated portion of transaction price for the subscriber points reward is recorded as contract liability when the rewards are granted and recognised as revenue when the points are redeemed or expired. For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis. When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2.25).

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 119 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.11 Other Assets Other assets mainly represent (i) computer software; (ii) prepaid usage fees for transmission lines and electricity cables. (i) Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives on a straight-line basis. (ii) Long-term prepaid usage fees for transmission lines and electricity cables are amortised using a straight-line method over service period. 2.12 Financial Assets The Group classifies its financial assets into two measurement categories: those measured at amortised cost and those measured at fair value. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. Financial assets measured at amortised cost Investments are classified under this category if they satisfy both of the following conditions: • The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the investments, but not for the purpose of realising fair value gains; and • The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time. Cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets are also classified under this category. Financial assets under this category are carried at amortised cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sales proceeds and the carrying values, are recognised in the statement of income. Interest income is recognised in the statement of income using the effective interest method and disclosed as interest income.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 119 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.11 Other Assets Other assets mainly represent (i) computer software; (ii) prepaid usage fees for transmission lines and electricity cables. (i) Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives on a straight-line basis. (ii) Long-term prepaid usage fees for transmission lines and electricity cables are amortised using a straight-line method over service period. 2.12 Financial Assets The Group classifies its financial assets into two measurement categories: those measured at amortised cost and those measured at fair value. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. Financial assets measured at amortised cost Investments are classified under this category if they satisfy both of the following conditions: • The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the investments, but not for the purpose of realising fair value gains; and • The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time. Cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets are also classified under this category. Financial assets under this category are carried at amortised cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sales proceeds and the carrying values, are recognised in the statement of income. Interest income is recognised in the statement of income using the effective interest method and disclosed as interest income.

120 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.12 Financial Assets (Continued) Financial assets measured at fair value Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortised cost. Financial assets under this category are equity investments carried at fair value. Gains and losses arising from changes in fair value are included in the statement of income or the statement of comprehensive income in cases where an irrevocable election is made by the Group to recognise changes in fair value of an equity investment measured at fair value through the statement of income or the statement of comprehensive income, in the period in which they arise. Upon disposal of the investments, the differences between the net sale proceeds and the carrying values are included in the statement of income or the statement of comprehensive income. Dividend income is recognised when the right to receive a dividend is established and is disclosed separately as dividend income. Purchases and sales of financial assets are recognised on the trade date. Financial assets are derecognised when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets. 2.13 Impairment of Non-Financial Assets Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each statement of financial position date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that impairment losses were previously recognised are reviewed for possible reversal of the impairment at each reporting date. 2.14 Credit losses from financial instruments and contract assets The Group recognises a loss allowance for ECLs on the following items: — financial assets measured at amortised cost (including cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets); and — contract assets as defined in IFRS/HKFRS 15, “Revenue from contracts with customers” (“IFRS/HKFRS 15”) (see Note 2.10). Financial assets measured at fair value, including financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income, are not subject to the ECL assessment.120 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.12 Financial Assets (Continued) Financial assets measured at fair value Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortised cost. Financial assets under this category are equity investments carried at fair value. Gains and losses arising from changes in fair value are included in the statement of income or the statement of comprehensive income in cases where an irrevocable election is made by the Group to recognise changes in fair value of an equity investment measured at fair value through the statement of income or the statement of comprehensive income, in the period in which they arise. Upon disposal of the investments, the differences between the net sale proceeds and the carrying values are included in the statement of income or the statement of comprehensive income. Dividend income is recognised when the right to receive a dividend is established and is disclosed separately as dividend income. Purchases and sales of financial assets are recognised on the trade date. Financial assets are derecognised when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets. 2.13 Impairment of Non-Financial Assets Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each statement of financial position date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that impairment losses were previously recognised are reviewed for possible reversal of the impairment at each reporting date. 2.14 Credit losses from financial instruments and contract assets The Group recognises a loss allowance for ECLs on the following items: — financial assets measured at amortised cost (including cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, amounts due from ultimate holding company, amounts due from related parties, amounts due from domestic carriers and certain other assets); and — contract assets as defined in IFRS/HKFRS 15, “Revenue from contracts with customers” (“IFRS/HKFRS 15”) (see Note 2.10). Financial assets measured at fair value, including financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income, are not subject to the ECL assessment.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 121 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.14 Credit losses from financial instruments and contract assets (Continued) Measurement of ECLs ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk. In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions. ECLs are measured on either of the following bases: — twelve-month ECLs: these are losses that are expected to result from possible default events within the twelve months after the reporting date; and — lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies. Loss allowances for accounts receivable and contract assets are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. For all other financial instruments, the Group recognises a loss allowance equal to twelve months ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs. Significant increases in credit risk In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition: — failure to make payments of principal or interest on their contractually due dates; — an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available); — an actual or expected significant deterioration in the operating results of the debtor; andCHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 121 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.14 Credit losses from financial instruments and contract assets (Continued) Measurement of ECLs ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk. In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions. ECLs are measured on either of the following bases: — twelve-month ECLs: these are losses that are expected to result from possible default events within the twelve months after the reporting date; and — lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies. Loss allowances for accounts receivable and contract assets are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. For all other financial instruments, the Group recognises a loss allowance equal to twelve months ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs. Significant increases in credit risk In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition: — failure to make payments of principal or interest on their contractually due dates; — an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available); — an actual or expected significant deterioration in the operating results of the debtor; and

122 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.14 Credit losses from financial instruments and contract assets (Continued) Significant increases in credit risk (Continued) — existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group. Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings. ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account. Credit-impaired financial assets At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable events: — significant financial difficulties of the debtor; — a breach of contract, such as a default or delinquency in interest or principal payments; — it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation; — significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or — the disappearance of an active market for a security because of financial difficulties of the issuer. Write-off policy The gross carrying amount of a financial asset or contract asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.122 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.14 Credit losses from financial instruments and contract assets (Continued) Significant increases in credit risk (Continued) — existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group. Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings. ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account. Credit-impaired financial assets At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable events: — significant financial difficulties of the debtor; — a breach of contract, such as a default or delinquency in interest or principal payments; — it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation; — significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or — the disappearance of an active market for a security because of financial difficulties of the issuer. Write-off policy The gross carrying amount of a financial asset or contract asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 123 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.15 Inventories and Consumables Inventories, which primarily comprise handsets, SIM/USIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses. Consumables consist of materials and supplies used in maintaining the Group’s telecommunications networks and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence. 2.16 Accounts Receivable A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset (see Note 2.10). Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (see Note 2.14). 2.17 Short-term Bank Deposits Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than three months to one year. 2.18 Cash and Cash Equivalents Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. 2.19 Government Grants Government grants are recognised in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as income in profit or loss on a systematic basis in the same period in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised as deferred revenue consequently are effectively recognised in profit or loss over the useful life of the asset as other income. 2.20 Borrowings Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of income over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the statement of financial position date.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 123 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.15 Inventories and Consumables Inventories, which primarily comprise handsets, SIM/USIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses. Consumables consist of materials and supplies used in maintaining the Group’s telecommunications networks and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence. 2.16 Accounts Receivable A receivable is recognised when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognised before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset (see Note 2.10). Receivables are stated at amortised cost using the effective interest method less allowance for credit losses (see Note 2.14). 2.17 Short-term Bank Deposits Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than three months to one year. 2.18 Cash and Cash Equivalents Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. 2.19 Government Grants Government grants are recognised in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as income in profit or loss on a systematic basis in the same period in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised as deferred revenue consequently are effectively recognised in profit or loss over the useful life of the asset as other income. 2.20 Borrowings Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of income over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the statement of financial position date.

124 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.21 Share Capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Where any group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to equity shareholders of the Company and no gain or loss shall be recognised in the statement of income. 2.22 Employee Benefits (a) Retirement benefits The Group participates in defined contribution pension schemes. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available. (b) Medical insurance The Group’s contributions to basic and supplementary medical insurances are expensed as incurred. The Group has no further payment obligations once the contributions have been paid. (c) Housing benefits One-off cash housing subsidies paid to PRC employees are charged to the statement of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated. The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid. (d) Supplementary benefits In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognised in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As at 31 December 2019, the amount of the liability was RMB70 million (2018: RMB73 million).124 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.21 Share Capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Where any group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to equity shareholders of the Company and no gain or loss shall be recognised in the statement of income. 2.22 Employee Benefits (a) Retirement benefits The Group participates in defined contribution pension schemes. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available. (b) Medical insurance The Group’s contributions to basic and supplementary medical insurances are expensed as incurred. The Group has no further payment obligations once the contributions have been paid. (c) Housing benefits One-off cash housing subsidies paid to PRC employees are charged to the statement of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated. The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid. (d) Supplementary benefits In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognised in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As at 31 December 2019, the amount of the liability was RMB70 million (2018: RMB73 million).

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 125 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.22 Employee Benefits (Continued) (e) Share-based compensation costs The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each statement of financial position date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognises the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity. The equity amount is recognised in the employee share-based compensation reserve until either the option is exercised (when it is included in the amount recognised in share capital for the shares issued) or the option expires (when it is released directly to retained profits). (f) Restricted A-Share Incentive Scheme Restricted shares granted by A-Share Company to the employees of the Group is treated as a capital contribution. The fair value of the core employee services received in exchange for the grant of the restricted shares is recognised as an expense over the vesting period, with a corresponding credit to equity. The total amount to be expensed is determined by reference to the fair value of the granted shares measured as of the grant date less the subscription price. At the end of each reporting period, the Group revises its estimates of the number of restricted shares that are expected to be vested. The impact of the revision of the original estimates, if any, is recognised in profit or loss, with a corresponding adjustment to equity. 2.23 Accounts Payable Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. 2.24 Provisions Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 125 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.22 Employee Benefits (Continued) (e) Share-based compensation costs The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each statement of financial position date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognises the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity. The equity amount is recognised in the employee share-based compensation reserve until either the option is exercised (when it is included in the amount recognised in share capital for the shares issued) or the option expires (when it is released directly to retained profits). (f) Restricted A-Share Incentive Scheme Restricted shares granted by A-Share Company to the employees of the Group is treated as a capital contribution. The fair value of the core employee services received in exchange for the grant of the restricted shares is recognised as an expense over the vesting period, with a corresponding credit to equity. The total amount to be expensed is determined by reference to the fair value of the granted shares measured as of the grant date less the subscription price. At the end of each reporting period, the Group revises its estimates of the number of restricted shares that are expected to be vested. The impact of the revision of the original estimates, if any, is recognised in profit or loss, with a corresponding adjustment to equity. 2.23 Accounts Payable Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. 2.24 Provisions Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

126 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.24 Provisions (Continued) Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense. 2.25 Revenue Recognition Income is classified by the Group as revenue when it arises from the provision of services and the sale of goods in the ordinary course of the Group’s business. Revenue is recognised when control over a product or service is transferred to the customer, or the lessee has the right to use the asset, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts. Where the contract contains a financing component which provides a significant financing benefit to the customer for more than twelve months, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction with the customer, and interest income is accrued separately under the effective interest method. Where the contract contains a financing component which provides a significant financing benefit to the Group, revenue recognised under that contract includes the interest expense accreted on the contract liability under the effective interest method. The Group takes advantage of the practical expedient in IFRS/HKFRS 15 and does not adjust the consideration for any effects of a significant financing component if the period of financing is twelve months or less. Further details of the Group’s revenue and other income recognition policies are as follows: • Voice usage and monthly fees are recognised when the services are rendered; • Revenue from the provision of broadband and mobile data services are recognised when the services are provided to customers; • Data and internet application service revenue, which mainly represent revenue from the provision of data storage and application, information communications technology and other internet related services, are recognised upon fulfillment of services obligation; • Other value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalised ring, caller number display and secretarial services to subscribers etc., are recognised when services are rendered;126 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.24 Provisions (Continued) Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense. 2.25 Revenue Recognition Income is classified by the Group as revenue when it arises from the provision of services and the sale of goods in the ordinary course of the Group’s business. Revenue is recognised when control over a product or service is transferred to the customer, or the lessee has the right to use the asset, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts. Where the contract contains a financing component which provides a significant financing benefit to the customer for more than twelve months, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction with the customer, and interest income is accrued separately under the effective interest method. Where the contract contains a financing component which provides a significant financing benefit to the Group, revenue recognised under that contract includes the interest expense accreted on the contract liability under the effective interest method. The Group takes advantage of the practical expedient in IFRS/HKFRS 15 and does not adjust the consideration for any effects of a significant financing component if the period of financing is twelve months or less. Further details of the Group’s revenue and other income recognition policies are as follows: • Voice usage and monthly fees are recognised when the services are rendered; • Revenue from the provision of broadband and mobile data services are recognised when the services are provided to customers; • Data and internet application service revenue, which mainly represent revenue from the provision of data storage and application, information communications technology and other internet related services, are recognised upon fulfillment of services obligation; • Other value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalised ring, caller number display and secretarial services to subscribers etc., are recognised when services are rendered;

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 127 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.25 Revenue Recognition (Continued) • Interconnection fees, which represent revenue from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network, are recognised when services are rendered; • Revenue from transmission lines usage and associated services, which mainly represent income from offering transmission lines and customer-end equipment to customers for usage and related services, are recognised upon fulfillment of services obligation over the respective usage and service period; • Standalone sales of telecommunications products, which mainly represent handsets and accessories, and telecommunications equipment, are recognised when title have been passed to the buyers; • The Group offers preferential packages to customers which include bundle sale of mobile handsets and provision of services. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. Revenue relating to the sale of handset is recognised when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of telecommunications services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition. In general, revenue from rendering of telecommunication services are recognised over-time upon fulfillment of services obligation, whereas revenue from sales of handsets and other telecommunications equipment, in case they are treated as separate performance obligations, are recognised at a point in time. 2.26 Interest income Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method. For financial assets measured at amortised cost that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit impaired financial assets, the effective interest rate is applied to the amortised cost of the asset. 2.27 Dividend income Dividend income is recognised when the right to receive payment is established. 2.28 Leased assets At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 127 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.25 Revenue Recognition (Continued) • Interconnection fees, which represent revenue from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network, are recognised when services are rendered; • Revenue from transmission lines usage and associated services, which mainly represent income from offering transmission lines and customer-end equipment to customers for usage and related services, are recognised upon fulfillment of services obligation over the respective usage and service period; • Standalone sales of telecommunications products, which mainly represent handsets and accessories, and telecommunications equipment, are recognised when title have been passed to the buyers; • The Group offers preferential packages to customers which include bundle sale of mobile handsets and provision of services. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. Revenue relating to the sale of handset is recognised when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of telecommunications services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition. In general, revenue from rendering of telecommunication services are recognised over-time upon fulfillment of services obligation, whereas revenue from sales of handsets and other telecommunications equipment, in case they are treated as separate performance obligations, are recognised at a point in time. 2.26 Interest income Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method. For financial assets measured at amortised cost that are not credit-impaired, the effective interest rate is applied to the gross carrying amount of the asset. For credit impaired financial assets, the effective interest rate is applied to the amortised cost of the asset. 2.27 Dividend income Dividend income is recognised when the right to receive payment is established. 2.28 Leased assets At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

128 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.28 Leased assets (Continued) (a) As a lessee (i) Policy applicable from 1 January 2019 At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. At the lease commencement date, the Group recognises a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets which, for the Group are primarily computers and office furniture. When the Group enters into a lease in respect of a low- value asset, the Group decides whether to capitalise the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term. Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred. The right-of-use asset recognised when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2.13). Right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the unexpired term of lease. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The Group presents right-of-use assets that do not meet the definition of investment property, and lease liabilities separately in the consolidated statement of financial position.128 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.28 Leased assets (Continued) (a) As a lessee (i) Policy applicable from 1 January 2019 At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. At the lease commencement date, the Group recognises a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets which, for the Group are primarily computers and office furniture. When the Group enters into a lease in respect of a low- value asset, the Group decides whether to capitalise the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term. Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred. The right-of-use asset recognised when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2.13). Right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the unexpired term of lease. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The Group presents right-of-use assets that do not meet the definition of investment property, and lease liabilities separately in the consolidated statement of financial position.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 129 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.28 Leased assets (Continued) (a) As a lessee (Continued) (ii) Policy applicable prior to 1 January 2019 In the comparative period, as a lessee the Group classified leases as finance leases if the leases transferred substantially all the risks and rewards of ownership to the Group. Leases which did not transfer substantially all the risks and rewards of ownership to the Group were classified as operating leases. Where the Group acquired the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets were recognised as property, plant and equipment and the corresponding liabilities, net of finance charges, were recorded as obligations under finance leases. Impairment losses were accounted for in accordance with the accounting policy as set out in note 2.13. Finance charges implicit in the lease payments were charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals were charged to profit or loss in the accounting period in which they were incurred. Where the Group had the use of assets held under operating leases, payments made under the leases were charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis was more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received were recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals were charged to profit or loss in the accounting period in which they were incurred. (b) As a lessor When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to the ownership of an underlying assets to the lessee. If this is not the case, the lease is classified as an operating lease. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. The rental income from operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Variable lease payments that do not depend on an index or a rate are recognised as income in the accounting period in which they are earned. When the Group is an intermediate lessor, the sub-leases are classified as a finance lease or as an operating lease with reference to the right-of-use asset arising from the head lease. If the head lease is a short-term lease to which the Group applies the exemption described in note 2.28(a)(i), then the Group classifies the sub-lease as an operating lease.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 129 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.28 Leased assets (Continued) (a) As a lessee (Continued) (ii) Policy applicable prior to 1 January 2019 In the comparative period, as a lessee the Group classified leases as finance leases if the leases transferred substantially all the risks and rewards of ownership to the Group. Leases which did not transfer substantially all the risks and rewards of ownership to the Group were classified as operating leases. Where the Group acquired the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets were recognised as property, plant and equipment and the corresponding liabilities, net of finance charges, were recorded as obligations under finance leases. Impairment losses were accounted for in accordance with the accounting policy as set out in note 2.13. Finance charges implicit in the lease payments were charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals were charged to profit or loss in the accounting period in which they were incurred. Where the Group had the use of assets held under operating leases, payments made under the leases were charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis was more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received were recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals were charged to profit or loss in the accounting period in which they were incurred. (b) As a lessor When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to the ownership of an underlying assets to the lessee. If this is not the case, the lease is classified as an operating lease. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. The rental income from operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Variable lease payments that do not depend on an index or a rate are recognised as income in the accounting period in which they are earned. When the Group is an intermediate lessor, the sub-leases are classified as a finance lease or as an operating lease with reference to the right-of-use asset arising from the head lease. If the head lease is a short-term lease to which the Group applies the exemption described in note 2.28(a)(i), then the Group classifies the sub-lease as an operating lease.

130 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.29 Borrowing Costs Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred. 2.30 Taxation (a) Current income tax The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities. (b) Deferred income tax Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.130 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.29 Borrowing Costs Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred. 2.30 Taxation (a) Current income tax The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities. (b) Deferred income tax Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 131 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.30 Taxation (Continued) (b) Deferred income tax (Continued) The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future. The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available. 2.31 Dividend Distribution Dividend distribution to the Company’s shareholders is recognised as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders. 2.32 Contingent Liabilities and Contingent Assets A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably. A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow of economic resources occurs so that outflow is probable, the liability will then be recognised as a provision. A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised. 2.33 Earnings per Share Basic earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, after adjusting for the effects of the dilutive potential ordinary shares.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 131 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.30 Taxation (Continued) (b) Deferred income tax (Continued) The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future. The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available. 2.31 Dividend Distribution Dividend distribution to the Company’s shareholders is recognised as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders. 2.32 Contingent Liabilities and Contingent Assets A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably. A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow of economic resources occurs so that outflow is probable, the liability will then be recognised as a provision. A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised. 2.33 Earnings per Share Basic earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, after adjusting for the effects of the dilutive potential ordinary shares.

132 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.34 Related parties (a) A person, or a close member of that person’s family, is related to the Group if that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or the Group’s parent. (b) An entity is related to the Group if any of the following conditions applies: (i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others); (ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member); (iii) Both entities are joint ventures of the same third party; (iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group; (vi) The entity is controlled or jointly controlled by a person identified in (a); or (vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity). Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity. 3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS 3.1 Financial risk factors The Group’s operating activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk, cash flow and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Financial risk management is carried out by the Group’s fund management center at its headquarters, following the overall direction determined by the Executive Directors of the Company. The Group’s fund management center at its headquarters identifies and evaluates financial risks in close co-operation with the Group’s operating units.132 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) 2.34 Related parties (a) A person, or a close member of that person’s family, is related to the Group if that person: (i) has control or joint control over the Group; (ii) has significant influence over the Group; or (iii) is a member of the key management personnel of the Group or the Group’s parent. (b) An entity is related to the Group if any of the following conditions applies: (i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others); (ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member); (iii) Both entities are joint ventures of the same third party; (iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity; (v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group; (vi) The entity is controlled or jointly controlled by a person identified in (a); or (vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity). Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity. 3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS 3.1 Financial risk factors The Group’s operating activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk, cash flow and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Financial risk management is carried out by the Group’s fund management center at its headquarters, following the overall direction determined by the Executive Directors of the Company. The Group’s fund management center at its headquarters identifies and evaluates financial risks in close co-operation with the Group’s operating units.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 133

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1 Financial risk factors (Continued)

(a) Market risk

(i) Foreign exchange risk

The Group's major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars, HK dollars and Euro. Exchange risk mainly exists with respect to the balances with international carriers, cash and cash equivalents and financial assets denominated in foreign currencies.

The Group's fund management center at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2019 and 2018, the Group had not entered into any forward exchange contracts or currency swap contracts.

The following table details the Group's exposure at the end of the reporting period to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the People's Bank of China ("PBOC") as at 31 December 2019 and 2018.

	2019			2018		
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
— denominated in HK dollars	35	0.90	31	66	0.88	58
— denominated in US dollars	166	6.98	1,160	114	6.86	783
— denominated in Euro	19	7.82	146	16	7.85	123
— denominated in Japanese Yen	31	0.06	2	17	0.06	1
— denominated in SGD	1	5.17	6	—	5.01	—
— denominated in GBP	—	9.15	—	—	8.68	1
— denominated in AUD	1	4.88	4	—	4.83	—
— denominated in CHF	—	7.20	—	—	6.95	1
Sub-total			1,349			967
Accounts receivable:						
— denominated in HK dollars	2	0.90	2	1	0.88	1
— denominated in US dollars	231	6.98	1,612	233	6.86	1,599
— denominated in Euro	2	7.82	16	1	7.85	8
Sub-total			1,630			1,608

134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1 Financial risk factors (Continued)

(a) Market risk (Continued)

(i) Foreign exchange risk (Continued)

	2019			2018		
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Financial assets at fair value through other comprehensive income:						
— denominated in Euro	400	7.82	3,125	471	7.85	3,698
Total			6,104			6,273
Borrowings:						
— denominated in US dollars	33	6.98	232	37	6.86	252
— denominated in Euro	5	7.82	42	8	7.85	62
— denominated in HK dollars	—	0.90	—	2	0.88	2
Sub-total			274			316
Accounts payable:						
— denominated in US dollars	62	6.98	433	73	6.86	501
— denominated in Euro	1	7.82	8	1	7.85	8
Sub-total			441			509
Total			715			825

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People's Bank of China.

As at 31 December 2019, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars, Euro, Japanese Yen, SGD, CHF, AUD and GBP, while all other variables are held constant, the effect on profit after tax would be approximately RMB170 million (2018: approximately RMB131 million) for cash and cash equivalents, borrowings, accounts receivable and accounts payable denominated in foreign currencies, and the effect on other comprehensive income would be approximately RMB313 million (2018: approximately RMB370 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 135 3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued) 3.1 Financial risk factors (Continued) (a) Market risk (Continued) (ii) Price risk The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated statement of financial position as financial assets at fair value through other comprehensive income. The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As at 31 December 2019, if the share price of Telefónica had increased/ decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income, would be approximately RMB313 million (2018: approximately RMB370 million). (iii) Cash flow and fair value interest rate risk The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant. The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, corporate bonds, related parties loans and lease liabilities. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During the years of 2019 and 2018, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in the years of 2019 and 2018. As at 31 December 2019, the Group had approximately RMB19,496 million (2018: approximately RMB19,784 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB42,669 million (2018: approximately RMB24,889 million) of long-term fixed rate borrowings and lease liabilities. For the year ended 31 December 2019, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on profit after tax is approximately RMB73 million (2018: approximately RMB74 million).CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 135 3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued) 3.1 Financial risk factors (Continued) (a) Market risk (Continued) (ii) Price risk The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated statement of financial position as financial assets at fair value through other comprehensive income. The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As at 31 December 2019, if the share price of Telefónica had increased/ decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income, would be approximately RMB313 million (2018: approximately RMB370 million). (iii) Cash flow and fair value interest rate risk The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant. The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, corporate bonds, related parties loans and lease liabilities. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During the years of 2019 and 2018, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in the years of 2019 and 2018. As at 31 December 2019, the Group had approximately RMB19,496 million (2018: approximately RMB19,784 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB42,669 million (2018: approximately RMB24,889 million) of long-term fixed rate borrowings and lease liabilities. For the year ended 31 December 2019, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on profit after tax is approximately RMB73 million (2018: approximately RMB74 million).

136 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued) 3.1 Financial risk factors (Continued) (b) Credit risk Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short- term bank deposits with banks, as well as credit exposures to major corporate customers, individual subscribers and general corporate customers, related parties and other operators. To limit exposure to credit risk relating to cash and cash equivalents and short-term bank deposits, the Group primarily places cash and cash equivalents and short-term bank deposits only with large state-owned financial institutions in the PRC and other banks with acceptable credit ratings. Therefore, the Group expects that there is no significant credit risk and does not expect that there will be any significant losses from non-performance by these counterparties. In addition, the Group has no significant concentrations of credit risk with respect to individual subscribers and corporate customers. The Group has policies to limit the credit exposure on receivables for services and sales of mobile handsets. The Group assesses the credit quality of all its customers and sets credit limits on them by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers and general corporate customers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. The utilisation of credit limits and settlement pattern of customers are regularly monitored by the Group. In respect of other receivables, individual credit evaluations are performed on all counterparties requiring credit over a certain amount. These evaluations focus on the counterparties’ past history of making payments when due and current ability to pay, and take into account information specific to the counterparties as well as the economic environment in which the counterparties operates. Credit risk relating to amounts due from related parties and other telecommunications operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.136 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued) 3.1 Financial risk factors (Continued) (b) Credit risk Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short- term bank deposits with banks, as well as credit exposures to major corporate customers, individual subscribers and general corporate customers, related parties and other operators. To limit exposure to credit risk relating to cash and cash equivalents and short-term bank deposits, the Group primarily places cash and cash equivalents and short-term bank deposits only with large state-owned financial institutions in the PRC and other banks with acceptable credit ratings. Therefore, the Group expects that there is no significant credit risk and does not expect that there will be any significant losses from non-performance by these counterparties. In addition, the Group has no significant concentrations of credit risk with respect to individual subscribers and corporate customers. The Group has policies to limit the credit exposure on receivables for services and sales of mobile handsets. The Group assesses the credit quality of all its customers and sets credit limits on them by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers and general corporate customers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. The utilisation of credit limits and settlement pattern of customers are regularly monitored by the Group. In respect of other receivables, individual credit evaluations are performed on all counterparties requiring credit over a certain amount. These evaluations focus on the counterparties’ past history of making payments when due and current ability to pay, and take into account information specific to the counterparties as well as the economic environment in which the counterparties operates. Credit risk relating to amounts due from related parties and other telecommunications operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 137

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1 Financial risk factors (Continued)

(c) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including the raising of bank loans and issuance of commercial papers, promissory notes and corporate bonds. Due to the dynamic nature of the underlying business, the Group's fund management center at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilising different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorised by time from the end of the period under review to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts
At 31 December 2019					
Long-term bank loans	448	434	1,344	1,710	3,306
Promissory notes	34	34	1,030	—	998
Corporate bonds	108	1,088	2,034	—	2,998
Lease liabilities (note)	11,085	10,183	12,112	1,430	32,325
Other obligations	2,657	46	29	49	2,778
Short-term bank loans	5,704	—	—	—	5,564
Commercial papers	9,116	—	—	—	8,995
Accounts payable and accrued liabilities	121,564	—	—	—	121,564
Amounts due to ultimate holding company	1,779	—	—	—	1,779
Amounts due to related parties	7,984	132	3,304	—	10,893
Amounts due to domestic carriers	2,174	—	—	—	2,174
Dividend payable	920	—	—	—	920
	163,573	11,917	19,853	3,189	194,294

138

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1 Financial risk factors (Continued)

(c) Liquidity risk (Continued)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts
At 31 December 2018					
Long-term bank loans	452	439	1,334	2,150	3,614
Corporate bonds	17,282	34	1,015	—	17,993
Other obligations	2,853	32	48	49	3,034
Short-term bank loans	15,449	—	—	—	15,085
Accounts payable and accrued liabilities	122,458	—	—	—	122,458
Amounts due to ultimate holding company	1,214	—	—	—	1,214
Amounts due to related parties	8,977	132	3,436	—	11,885
Amounts due to domestic carriers	2,144	—	—	—	2,144
Dividend payable	920	—	—	—	920
	171,749	637	5,833	2,199	178,347

Note: The Group has initially applied IFRS/HKFRS 16 using the modified retrospective approach. Lease liabilities include amounts recognised at the date of transition to IFRS/HKFRS 16 in respect of leases previously classified as operating leases under IAS/HKAS 17 and amounts relating to new leases entered into during the year. Under this approach, the comparative information is not restated. See Note 2.2(c).

Regarding the Group's use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(a) for details.

3.2 Capital risk management

The Group's objectives when managing capital are:

- To safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

- To support the Group's stability and growth.

- To provide capital for the purpose of strengthening the Group's risk management capability.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 139

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.2 Capital risk management (Continued)

The Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, corporate bonds, lease liabilities, obligations under finance lease, and amounts due to related parties, as shown in the consolidated statement of financial position. The interest-bearing debts do not include balance of deposits received by Finance Company from Unicom Group and its subsidiaries and an associate of RMB4,879 million and of RMB8 million, respectively, as at 31 December 2019 (2018: RMB4,621 million and RMB30 million, respectively).

The Group's debt-to-capitalisation ratios are as follows:

	31 December 2019	1 January 2019 (Note)	31 December 2018 (Note)
Interest-bearing debts:			
— Short-term bank loans	5,564	15,085	15,085
— Long-term bank loans	2,869	3,173	3,173
— Promissory notes	998	—	—
— Corporate bonds	2,998	999	999
— Commercial papers	8,995	—	—
— Lease liabilities (non-current portion)	21,535	27,576	—
— Obligations under finance lease included in other obligations	—	—	6
— Amounts due to related parties	3,092	3,090	3,090
— Current portion of long-term bank loans	437	441	441
— Current portion of corporate bonds	—	16,994	16,994
— Lease liabilities (current portion)	10,790	9,144	—
— Current portion of obligations under finance lease	—	—	234
	57,278	76,502	40,022
Total equity	320,755	313,212	314,286
Interest-bearing debts plus total equity	378,033	389,714	354,308
Debt-to-capitalisation ratio	15.2%	19.6%	11.3%

Note: The Group has initially applied IFRS/HKFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to leases which were previously classified as operating leases under IAS/HKAS 17. Under this approach, the comparative information is not restated. See Note 2.2(c).

140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.3 Fair value estimation

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits and restricted deposits, accounts receivable, prepayments and other current assets, contract assets, amounts due from ultimate holding company, related parties and domestic carriers, financial assets at fair value through other comprehensive income and financial assets at fair value through profit and loss. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a) Financial assets measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 valuation: observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available.
- Level 3 valuation: fair value measured using significant unobservable inputs.

The following table presents the Group's assets that are measured at fair value at 31 December 2019:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:				
Financial assets at fair value through other comprehensive income				
— Equity securities				
— Listed	3,268	—	—	3,268
— Unlisted	—	—	55	55
	3,268	—	55	3,323
Financial assets at fair value through profit and loss				
— Equity securities				
— Listed	151	—	—	151
— Unlisted	—	—	568	568
— Wealth management products	—	51	—	51
	151	51	568	770
Total	3,419	51	623	4,093

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 141

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.3 Fair value estimation (Continued)

(a) Financial assets measured at fair value (Continued)

The following table presents the Group's assets that are measured at fair value at 31 December 2018:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:				
Financial assets at fair value through other comprehensive income				
— Equity securities				
— Listed	3,845	—	—	3,845
— Unlisted	—	—	58	58
	3,845	—	58	3,903
Financial assets at fair value through profit and loss				
— Equity securities				
— Unlisted	—	—	200	200
— Wealth management products	—	570	—	570
	—	570	200	770
Total	3,845	570	258	4,673

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the years ended 31 December 2019 and 2018, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group's policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

142

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.3 Fair value estimation (Continued)

(b) Fair value of financial liabilities carried at other than fair value

The carrying amounts of the Group's financial liabilities carried at amortised cost are not materially different from their fair values as at 31 December 2019 and 2018. Their carrying amounts, fair values and the level of fair values hierarchy are disclosed below:

	Carrying amount as at 31 December 2019	Fair value as at 31 December 2019	Fair value measurement as at 31 December 2019 categorised into			Carrying amount as at 31 December 2018	Fair value as at 31 December 2018
			Level 1	Level 2	Level 3		
Non-current portion of long-term bank loans	2,869	2,849	—	2,849	—	3,173	3,098
Non-current portion of promissory notes	998	1,010	1,010	—	—	—	—
Non-current portion of corporate bonds	2,998	3,081	3,081	—	—	999	1,014

The fair value of the non-current portion of long-term bank loans is based on the expected cash flows of principal and interests payment discounted at market rates ranging from 0.70% to 4.41% (2018: 0.79% to 4.48%) per annum.

Besides, the carrying amounts of the Group's other financial assets and liabilities carried at amortised cost approximated their fair values as at 31 December 2019 and 2018 due to the nature or short maturity of those instruments.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

4.1 Depreciation on property, plant and equipment

Depreciation on the Group's property, plant and equipment is calculated using the straight-line method to allocate cost up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 143 4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued) 4.2 Impairment of Non-Financial Assets The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.13. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group’s results would be significantly affected. Such impairment losses are recognised in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets. No significant impairment loss on property, plant and equipment was recognised for the years ended 31 December 2019 and 2018. 4.3 Allowance for expected credit losses Management estimates expected credit loss allowance on accounts receivable and contract assets using a provision matrix based on the Group’s historical credit loss experience, and adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. The Group monitored and reviewed the assumptions relating to expected credit loss regularly. For the Group’s detailed assessment of credit risk, please refer to Note 3.1(b). 5. SEGMENT INFORMATION The Executive Directors of the Company have been identified as the CODM. Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances. The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented. The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 143 4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued) 4.2 Impairment of Non-Financial Assets The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.13. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group’s results would be significantly affected. Such impairment losses are recognised in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets. No significant impairment loss on property, plant and equipment was recognised for the years ended 31 December 2019 and 2018. 4.3 Allowance for expected credit losses Management estimates expected credit loss allowance on accounts receivable and contract assets using a provision matrix based on the Group’s historical credit loss experience, and adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date. The Group monitored and reviewed the assumptions relating to expected credit loss regularly. For the Group’s detailed assessment of credit risk, please refer to Note 3.1(b). 5. SEGMENT INFORMATION The Executive Directors of the Company have been identified as the CODM. Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances. The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented. The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

6. REVENUE

Revenue from telecommunications services are subject to Value-added tax ("VAT") and VAT rates applicable to various telecommunications services. The Ministry of Finance, the State Administration of Taxation ("SAT") and General Administration of Customs of the PRC jointly issued a notice dated 20 March 2019 which stipulates downward adjustments of VAT rate for basic telecommunications services from 10% to 9% and VAT rate for sales of telecommunications products from 16% to 13% from 1 April 2019. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

Disaggregation of revenue from customers by major services and products:

	2019	2018
Voice usage and monthly fees	26,440	32,486
Broadband and mobile data services	146,534	148,431
Data and internet application services	37,218	26,489
Other value-added services	21,251	24,606
Interconnection fees	12,893	13,708
Transmission lines usage and associated services	15,595	14,178
Other services	4,456	3,785
Total service revenue	264,387	263,683
Sales of telecommunications products	26,128	27,194
Total	290,515	290,877
Include: Revenue from contracts with customers within the scope of IFRS/HKFRS 15	289,332	289,810
Revenue from other sources	1,183	1,067

The Group's revenue is primarily generated from the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sale of telecommunication products. The Group bills the majority of its customers based on a fixed rate and service volume each month, and then has a right to consideration from the customers. Transaction prices that were allocated to unsatisfied performance obligations as of the end of the reporting period are expected to be recognised within one to five years when services are rendered. The Group has applied the practical expedient in paragraph 121 of IFRS/HKFRS 15 and therefore the information about remaining performance obligations is not disclosed for contracts that have an original expected duration of one year or less and also for those performance obligations which are regarded as satisfied as invoiced.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 145

7. NETWORK, OPERATION AND SUPPORT EXPENSES

	Note	2019	2018
			Note
Repairs and maintenance		10,303	11,102
Power and water charges		12,319	14,481
Charges for use of network, premises, equipment and facilities	(ii), (iv)	8,146	11,445
Charges for use of tower assets	(iii), (iv)	10,492	15,982
Others		1,976	2,067
		43,236	55,077

Note:

(i) The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.2(c).

(ii) During the year ended 31 December 2019, charges for use of network, premises, equipment and facilities mainly included the non-lease components charges and charges relating to short-term leases, leases of low-value assets and variable lease payments which are recorded in profit or loss as incurred. In 2018, this item mainly included the non-lease components charges and minimum lease payments for leases previously classified as operating leases under IAS/HKAS 17, which were recognised as expense in the period.

(iii) During the year ended 31 December 2019, charges for use of tower assets included the non-lease components charges (maintenance service, certain ancillary facilities usage and other related support services charges) and variable lease payments which are recorded in profit or loss as incurred. In 2018, this item mainly included the operating lease charges under IAS/HKAS 17 and other service charges in connection with the use of telecommunication towers and related assets. For related party transactions with China Tower Corporation Limited ("Tower Company"), see Note 46.2.

(iv) Expense relating to short-term leases and variable lease payments not included in the measurement of lease liabilities

	2019
Expense relating to short-term leases and other leases with remaining lease term ending on or before 31 December 2019, and leases of low value assets	1,971
Variable lease payments not included in the measurement of lease liabilities*	4,478

* During the year ended 31 December 2019, variable lease payments not included in the measurement of lease liabilities mainly included charges for use of Tower Assets and network, premises, equipment and facilities, which are measured based on revenue or usage and recorded in profit or loss when the event or condition that triggers those payments occurred.

146

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

8. EMPLOYEE BENEFIT EXPENSES

	Note	2019	2018
Salaries and wages		37,143	35,498
Contributions to defined contribution pension schemes		7,080	6,823
Contributions to medical insurance		2,471	2,241
Contributions to housing fund		3,235	2,944
Other housing benefits		16	23
Share-based compensation	45	571	614
		50,516	48,143

8.1 Directors' emoluments

The remuneration of each Director for the year of 2019 is set out below:

Name of Director	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable* (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Wang Xiaochu	—	221	492	126	839
Li Guohua	—	221	331	126	678
Li Fushen	—	199	448	126	773
Shao Guanglu	—	199	477	126	802
Zhu Kebing	—	199	295	114	608
Cesareo Alierta Izuel	264	—	—	—	264
Cheung Wing Lam Linus	422	—	—	—	422
Wong Wai Ming	431	—	—	—	431
Chung Shui Ming Timpson	440	—	—	—	440
Law Fan Chiu Fun Fanny	405	—	—	—	405
Total	1,962	1,039	2,043	618	5,662

* In addition, according to the "Notice on the Compensation Information Disclosure of the Central Government Controlled Enterprises" (Guozifenpei [2016] No.339) (translated from《關於做好中央企業負責人薪酬信息披露工作的通知》(國資分配[2016]339號)), certain Directors were also entitled to deferred bonuses in relation to the years of 2016 to 2018. The deferred bonuses paid to Mr. Wang Xiaochu, Mr. Li Guohua, Mr. Li Fushen, Mr. Shao Guanglu and Mr. Zhu Kebing were RMB542,200, RMB75,300, RMB488,000, RMB477,100 and RMB65,500 respectively.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 147

8. EMPLOYEE BENEFIT EXPENSES (Continued)

8.1 Directors' emoluments (Continued)

The remuneration of each Director for the year of 2018 is set out below:

Name of Director	Note	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable* (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Wang Xiaochu		—	207	466	128	801
Li Guohua	(a)	—	78	78	49	205
Lu Yimin	(b)	—	108	368	70	546
Li Fushen		—	176	429	119	724
Shao Guanglu		—	176	416	125	717
Zhu Kebing	(c)	—	66	66	47	179
Cesareo Alierta Izuel		254	—	—	—	254
Cheung Wing Lam Linus		347	—	—	—	347
Wong Wai Ming		356	—	—	—	356
Chung Shui Ming Timpson		364	—	—	—	364
Law Fan Chiu Fun Fanny		330	—	—	—	330
Total		1,651	811	1,823	538	4,823

* In addition, according to the "Notice on the Compensation Information Disclosure of the Central Government Controlled Enterprises" (Guozifenpei [2016] No.339) (translated from《關於做好中央企業負責人薪酬信息披露工作的通知》(國資分配[2016]339號)), certain Directors were also entitled to deferred bonuses in relation to the year of 2015. The deferred bonuses paid to Mr. Wang Xiaochu, Mr. Lu Yimin, Mr. Li Fushen and Mr. Shao Guanglu were RMB58,900, RMB176,600, RMB158,900 and RMB155,400 respectively.

Notes:

(a) Mr. Li Guohua was appointed as executive director on 17 August 2018.

(b) Mr. Lu Yimin resigned as executive director on 10 July 2018.

(c) Mr. Zhu Kebing was appointed as executive director on 17 August 2018.

During the years of 2019 and 2018, no share options were granted to the Directors.

No directors waived the right to receive emoluments during the years ended 31 December 2019 and 2018.

During the years of 2019 and 2018, the Company did not incur any payment to any director for loss of office or as an inducement to any director to join the Company.

8.2 Senior management's emoluments

Of the eight senior management of the Company for the year ended 31 December 2019, five of them are directors of the Company and their remuneration has been disclosed in Note 8.1. For the remuneration of the remaining three senior management, all fall within the band from RMBNil to RMB1,000,000.

148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

8. EMPLOYEE BENEFIT EXPENSES (Continued)

8.3 Five highest paid individuals

Of the five highest paid individuals for the year ended 31 December 2019, five of them are staffs and two fall within the band from RMB2,500,001 to RMB3,000,000, one falls within the band from RMB3,000,001 to RMB3,500,000 and two fall within the band from RMB3,500,001 to RMB4,000,000 (2018: five of them are staffs and three fall within the band from RMB1,500,001 to RMB2,000,000, one falls within the band from RMB2,500,001 to RMB3,000,000 and one falls within the band from RMB5,000,001 to RMB5,500,000).

The aggregate of the emoluments in respect of the five (2018: five) individuals are as follows:

	2019 (RMB'000)	2018 (RMB'000)
Salaries and allowances	3,378	3,941
Bonuses paid and payable	11,840	8,749
Contributions to pension schemes	912	703
	16,130	13,393

9. COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2019	2018
Handsets and other telecommunication products	26,220	27,403
Others	192	201
	26,412	27,604

10. OTHER OPERATING EXPENSES

	Note	2019	2018 Note
Credit loss allowance and write-down of inventories		3,663	3,846
Commission and other service expenses		23,010	23,151
Advertising and promotion expenses		2,563	2,882
Internet access terminal maintenance expenses		2,937	3,358
Customer retention costs		3,601	4,085
Auditors' remuneration		78	78
Property management fee		2,188	2,192
Office and administrative expenses		1,606	1,763
Transportation expense		1,471	1,565
Miscellaneous taxes and fees		1,236	1,387
Service technical support expenses		13,981	8,035
Repairs and maintenance expenses		704	770
Loss on disposal of property, plant and equipment	15	2,179	4,148
Others		5,263	5,301
		64,480	62,561

Note: The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.2(c).

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 149

11. FINANCE COSTS

	Note	2019	2018
Finance costs:			
— Interest on bank loans repayable within 5 years		519	908
— Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		359	1,113
— Interest on lease liabilities	(i)	1,349	—
— Interest on related party loans repayable within 5 years		133	33
— Interest on bank loans repayable over 5 years		43	47
— Less: Amounts capitalised in CIP	15	(387)	(534)
Total interest expense		2,016	1,567
— Net exchange loss/(gain)		39	(80)
— Others		68	138
		2,123	1,625

(i) The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.2(c).

12. OTHER INCOME — NET

	2019	2018
Dividend income from financial assets at fair value through other comprehensive income	205	203
Government grants	385	257
Others	1,145	323
	1,735	783

13. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2018: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company's subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2018: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2018: 15%).

150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

13. TAXATION (Continued)

	2019	2018
Provision for income tax on the estimated taxable profits for the year		
— Hong Kong	66	88
— Mainland China and other countries	556	459
(Over)/under provision in respect of prior years	(250)	18
	372	565
Deferred taxation	2,423	2,259
Income tax expenses	2,795	2,824

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

	Note	2019	2018
Profit before taxation		14,167	13,081
Expected income tax expense at PRC statutory tax rate of 25%		3,542	3,270
Impact of different tax rates outside Mainland China		(22)	(47)
Tax effect of preferential tax rate	(i)	(121)	(91)
Tax effect of non-deductible expenses		227	421
Tax effect of non-taxable income from share of net profit of joint ventures		(162)	(150)
Tax effect of non-taxable income from share of net profit of associates	(ii)	(274)	(369)
(Over)/under provision in respect of prior years		(250)	18
Tax effect of unused tax losses not recognised, net of utilisation	(iii)	(79)	(162)
Others		(66)	(66)
Actual tax expense		2,795	2,824

(i) According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15%. Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15%.

(ii) Adjustment to investment in associates represents the tax effect on share of net profit of associates, including dilution gain, net of reversal of deferred tax assets on unrealised profit from transactions with Tower Company.

(iii) As at 31 December 2019, the Group did not recognise deferred tax assets in respect of tax losses of approximately RMB997 million (2018: approximately RMB1,313 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilised. The tax losses can be carried forward for five years from the year incurred and hence will be expired by the year of 2024.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 151 13. TAXATION (Continued) As at 31 December 2019, the Group did not recognise deferred tax assets of RMB2,085 million (2018: RMB1,942 million) in respect of changes in fair value on financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realised. The analysis of deferred tax assets and deferred tax liabilities are as follows: 2019 2018 Deferred tax assets: — Deferred tax asset to be recovered after 12 months 6,942 7,931 — Deferred tax asset to be recovered within 12 months 2,914 2,011 9,856 9,942 Deferred tax liabilities: — Deferred tax liabilities to be settled after 12 months (8,292) (5,770) — Deferred tax liabilities to be settled within 12 months (338) (771) (8,630) (6,541) Net deferred tax assets after offsetting 1,226 3,401 Deferred tax liabilities: — Deferred tax liabilities to be settled after 12 months (87) (111) — Deferred tax liabilities to be settled within 12 months — — Net deferred tax liabilities after offsetting (87) (111) CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 151 13. TAXATION (Continued) As at 31 December 2019, the Group did not recognise deferred tax assets of RMB2,085 million (2018: RMB1,942 million) in respect of changes in fair value on financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realised. The analysis of deferred tax assets and deferred tax liabilities are as follows: 2019 2018 Deferred tax assets: — Deferred tax asset to be recovered after 12 months 6,942 7,931 — Deferred tax asset to be recovered within 12 months 2,914 2,011 9,856 9,942 Deferred tax liabilities: — Deferred tax liabilities to be settled after 12 months (8,292) (5,770) — Deferred tax liabilities to be settled within 12 months (338) (771) (8,630) (6,541) Net deferred tax assets after offsetting 1,226 3,401 Deferred tax liabilities: — Deferred tax liabilities to be settled after 12 months (87) (111) — Deferred tax liabilities to be settled within 12 months — — Net deferred tax liabilities after offsetting (87) (111)

152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

13. TAXATION (Continued)

The movement of the net deferred tax assets/(liabilities) is as follows:

	Note	2019	2018
Net deferred tax assets after offsetting:			
— Balance at 31 December 2018 and 2017		3,401	5,973
— Impact on initial application of IFRS/HKFRS 15		—	(584)
— Impact on initial application of IFRS/HKFRS 9 (2014), "Financial instruments" ("IFRS/HKFRS 9 (2014)")		—	265
— Impact on initial application of IFRS/HKFRS 16	(i)	271	—
— Balance at 1 January 2019 and 2018		3,672	5,654
— Deferred tax charged to the statement of income		(2,447)	(2,256)
— Deferred tax credited to other comprehensive income		1	3
— End of year		1,226	3,401
Net deferred tax liabilities after offsetting:			
— Beginning of year		(111)	(108)
— Deferred tax credited/(charged) to the statement of income		24	(3)
— End of year		(87)	(111)

(i) The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2.2(c).

The components of the deferred tax assets/(liabilities) recognised in the consolidated statement of financial position and the movements during the year are as follows:

Deferred tax arising from:	Credit loss allowance	Unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (i))	Deductible tax losses	Accruals of expenses not yet deductible for tax purpose	Unrealised profit from the transactions with Tower Company	Gain from Tower Assets Disposal (Note (ii))	Accelerated depreciation of property, plant and equipment (Note (iii))	Contract costs	Depreciation charge of right-of-use assets	Others	Total
At 1 January 2018	1,868	1,403	2,244	2,554	697	(745)	(3,870)	(584)	—	1,979	5,546
(Charged)/Credited to the statement of income	(154)	(49)	(941)	626	(252)	373	(2,051)	355	—	(166)	(2,259)
Credited to other comprehensive income	—	—	—	—	—	—	—	—	—	3	3
At 31 December 2018	1,714	1,354	1,303	3,180	445	(372)	(5,921)	(229)	—	1,816	3,290
Impact on initial application of IFRS/HKFRS 16	—	—	—	—	—	—	—	—	271	—	271
At 1 January 2019	1,714	1,354	1,303	3,180	445	(372)	(5,921)	(229)	271	1,816	3,561
Credited/(Charged) to the statement of income	204	(48)	(933)	161	(64)	372	(2,651)	190	99	247	(2,423)
Credited to other comprehensive income	—	—	—	—	—	—	—	—	—	1	1
At 31 December 2019	1,918	1,306	370	3,341	381	—	(8,572)	(39)	370	2,064	1,139

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 153

13. TAXATION (Continued)

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	2019	2018
Net deferred tax assets after offsetting:			
Deferred tax assets:			
Credit loss allowance		1,918	1,714
Unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(i)	1,306	1,354
Deductible tax losses		370	1,303
Accruals of expenses not yet deductible for tax purpose		3,341	3,180
Unrealised profit from the transactions with Tower Company		381	445
Depreciation charge of right-of-use assets		370	—
Deferred revenue on subscriber points reward program		229	203
Unrealised profit for the inter-company transactions		227	153
Government grants related to assets		695	536
Intangible assets amortisation difference		464	418
Others		555	636
		9,856	9,942
Deferred tax liabilities:			
Gain from Tower Assets Disposal	(ii)	—	(372)
Accelerated depreciation of property, plant and equipment	(iii)	(8,572)	(5,921)
Contract costs		(39)	(229)
Others		(19)	(19)
		(8,630)	(6,541)
		1,226	3,401
Net deferred tax liabilities after offsetting:			
Deferred tax liabilities:			
Accelerated depreciation for tax purpose		(87)	(111)
		(87)	(111)

154

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

13. TAXATION (Continued)

(i) The prepayments for the leasehold land were revalued for PRC tax purposes as at 31 December 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land were not recognised under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

(ii) On 14 October 2015, The Group disposed tower assets ("Tower Assets Disposal") to Tower Company in exchange for cash and shares issued by Tower Company (see Note 46). According to the applicable tax laws issued by the MOF and the SAT of the PRC, the gain from Tower Assets Disposal in exchange for investment in Tower Company ("Qualified Income") is, upon fulfilling the filing requirement with in-charge tax bureau, eligible to be deferred and treated as taxable income on a straight-line basis over a period not exceeding five years. Before completing the filing, the Group accrued current taxes payable based on the total gain from Tower Asset Disposal. During the year ended 31 December 2016, the Group successfully completed the filing requirement with in-charge tax bureau with respect to the Qualified Income and since then has become eligible for deferring part of tax liability with respect to the Qualified Income, which is then reversed in the four years from 2016 to 2019.

(iii) According to "Announcement on Enterprise Income Tax Policy for Those Enterprise Involved in the Accelerated Depreciation of Property, Plant and Equipment" (Caishui [2014] No.75) issued by the MOF and the SAT of the PRC, starting from 2014, the Group's property, plant and equipment that comply with this tax policy are allowed to be depreciated under the accelerated depreciation method, or fully deducted for tax purpose in the year of purchase. Temporary differences arise from the different useful life under tax basis and accounting basis have been recorded as deferred tax liabilities.

14. EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2019 and 2018 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2019 and 2018 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the years ended 31 December 2019 and 2018.

The following table sets forth the computation of basic and diluted earnings per share:

	2019	2018
Numerator (in RMB millions):		
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	11,330	10,197
Denominator (in millions):		
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	30,598	30,598
Basic/Diluted earnings per share (in RMB)	0.37	0.33

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 155

15. PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended 31 December 2019 and 2018 are as follows:

	2019					
	Buildings	Tele-communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:						
At 31 December 2018	73,876	846,385	20,080	3,916	42,306	986,563
Impact on initial application of IFRS/HKFRS 16 (Note)	—	(461)	—	—	—	(461)
At 1 January 2019	73,876	845,924	20,080	3,916	42,306	986,102
Additions	160	225	369	116	55,565	56,435
Transfer from CIP	1,279	36,871	839	194	(39,183)	—
Transfer to other assets	—	—	—	—	(4,415)	(4,415)
Disposals	(155)	(49,597)	(1,196)	(498)	(12)	(51,458)
End of year	75,160	833,423	20,092	3,728	54,261	986,664
Accumulated depreciation and impairment:						
At 31 December 2018	(34,222)	(549,211)	(15,559)	(2,978)	(118)	(602,088)
Impact on initial application of IFRS/HKFRS 16 (Note)	—	118	—	—	—	118
At 1 January 2019	(34,222)	(549,093)	(15,559)	(2,978)	(118)	(601,970)
Charge for the year	(2,744)	(60,598)	(1,226)	(439)	(5)	(65,012)
Disposals	126	45,956	1,127	498	12	47,719
End of year	(36,840)	(563,735)	(15,658)	(2,919)	(111)	(619,263)
Net book value:						
End of year	38,320	269,688	4,434	809	54,150	367,401
At 1 January 2019	39,654	296,831	4,521	938	42,188	384,132
At 31 December 2018	39,654	297,174	4,521	938	42,188	384,475

156

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

15. PROPERTY, PLANT AND EQUIPMENT (Continued)

	2018					
	Buildings	Tele-communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:						
Beginning of year	71,077	870,692	20,170	4,290	52,218	1,018,447
Additions	136	469	396	135	43,574	44,710
Transfer from CIP	2,959	44,805	746	253	(48,763)	—
Transfer to other assets	—	—	—	—	(4,723)	(4,723)
Disposals	(296)	(69,581)	(1,232)	(762)	—	(71,871)
End of year	73,876	846,385	20,080	3,916	42,306	986,563
Accumulated depreciation and impairment:						
Beginning of year	(31,714)	(551,399)	(15,444)	(3,189)	(105)	(601,851)
Charge for the year	(2,712)	(62,308)	(1,271)	(551)	(13)	(66,855)
Disposals	204	64,496	1,156	762	—	66,618
End of year	(34,222)	(549,211)	(15,559)	(2,978)	(118)	(602,088)
Net book value:						
End of year	39,654	297,174	4,521	938	42,188	384,475
Beginning of year	39,363	319,293	4,726	1,101	52,113	416,596

On the date of transition to IFRS/HKFRS 16, assets previously under finance leases of net book value RMB343 million previously included in "Property, plant and equipment" were adjusted to "Right-of-use assets" recognised at 1 January 2019. See Note 2.2(c).

For the year ended 31 December 2019, interest expense of approximately RMB387 million (2018: approximately RMB534 million) was capitalised as CIP. The capitalised borrowing rate represents the cost of capital for raising the related borrowings and varied from 3.07% to 3.49% for the year ended 31 December 2019 (2018: 3.16% to 3.61%).

Mainly as a result of the Group's ongoing modification of its telecommunications network and following subscribers' voluntarily cross-network migration progress, the Group disposed certain property, plant and equipment with carrying amounts of RMB3,739 million for consideration of RMB1,560 million for the year ended 31 December 2019 (2018: RMB5,253 million and RMB1,105 million, respectively), resulting in a net loss of approximately RMB2,179 million for the year ended 31 December 2019 (2018: approximately RMB4,148 million).

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 157

16. LEASE PREPAYMENTS

The Group's recognised prepaid operating lease payments for land use rights in "Lease prepayments" before 1 January 2019. On the date of transition to IFRS/HKFRS 16, such lease prepayments adjusted to "Right-of-use assets" recognised at 1 January 2019. See Note 2.2(c). The movement of lease prepayments for the year ended 31 December 2018 is as follow:

	2018
Beginning of the year	9,313
Addition	282
Amortisation	(305)
End of the year	9,290

17. RIGHT-OF-USE ASSETS

	2019				
	Buildings	Tele-communications equipment	Land use rights	Others	Total
Cost:					
At 31 December 2018	—	—	—	—	—
Impact on initial application of IFRS/HKFRS 16 (Note)	14,110	35,631	13,504	643	63,888
At 1 January 2019	14,110	35,631	13,504	643	63,888
Additions	3,620	2,814	178	294	6,906
Disposals	—	(461)	—	—	(461)
End of year	17,730	37,984	13,682	937	70,333
Accumulated depreciation and impairment:					
At 31 December 2018	—	—	—	—	—
Impact on initial application of IFRS/HKFRS 16 (Note)	(4,962)	(7,215)	(4,214)	(138)	(16,529)
At 1 January 2019	(4,962)	(7,215)	(4,214)	(138)	(16,529)
Charge for the year	(3,443)	(7,308)	(295)	(146)	(11,192)
Disposals	—	461	—	—	461
End of year	(8,405)	(14,062)	(4,509)	(284)	(27,260)
Net book value:					
End of year	9,325	23,922	9,173	653	43,073
At 1 January 2019	9,148	28,416	9,290	505	47,359

158 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 17. RIGHT-OF-USE ASSETS (Continued) The Group has initially applied IFRS/HKFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise right-of-use assets relating to leases which were previously classified as operating leases under IAS/HKAS 17. On the date of transition to IFRS/HKFRS 16, assets previously under finance leases of net book value RMB343 million previously included in “Property, plant and equipment” and long-term prepayment for land use rights of net book value RMB9,290 million previously included in “Lease prepayments” were adjusted to “Right-of-use assets” recognised at 1 January 2019. See Note 2.2(c). After initial recognition of right-of-use assets at 1 January 2019, the Group as a lessee is required to recognise the depreciation of right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated. See Note 2.2(c). Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Notes 30(c) and 37, respectively. 18. GOODWILL Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005. Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 1% (2018: 1%) and the applicable discount rate of 11% (2018: 11%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as at 31 December 2019 and 2018, any adverse change in the assumptions used in the calculation of recoverable amount would result in impairment losses.158 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 17. RIGHT-OF-USE ASSETS (Continued) The Group has initially applied IFRS/HKFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise right-of-use assets relating to leases which were previously classified as operating leases under IAS/HKAS 17. On the date of transition to IFRS/HKFRS 16, assets previously under finance leases of net book value RMB343 million previously included in “Property, plant and equipment” and long-term prepayment for land use rights of net book value RMB9,290 million previously included in “Lease prepayments” were adjusted to “Right-of-use assets” recognised at 1 January 2019. See Note 2.2(c). After initial recognition of right-of-use assets at 1 January 2019, the Group as a lessee is required to recognise the depreciation of right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. Under this approach, the comparative information is not restated. See Note 2.2(c). Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Notes 30(c) and 37, respectively. 18. GOODWILL Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005. Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 1% (2018: 1%) and the applicable discount rate of 11% (2018: 11%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as at 31 December 2019 and 2018, any adverse change in the assumptions used in the calculation of recoverable amount would result in impairment losses.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 159

19. INVESTMENTS IN SUBSIDIARIES

As at 31 December 2019, the details of the Company's subsidiaries are as follows:

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect		
China United Network Communications Corporation Limited ("CUCL")	The PRC, 21 April 2000, limited liability company	100%	—	RMB213,044,797,828	Telecommunications operation in the PRC
China Unicom Global Limited	Hong Kong, 29 May 2015, limited company	100%	—	HKD2,625,097,491	Investment holding
China Unicom (Hong Kong) Operations Limited	Hong Kong, 24 May 2000, limited company	—	100%	HKD1,510,100,000	Telecommunications service in Hong Kong
China Unicom (Americas) Operations Limited	USA, 24 May 2002, limited company	—	100%	5,000 shares, USD100 each	Telecommunications service in the USA
China Unicom (Europe) Operations Limited	The United Kingdom, 8 November 2006, limited company	—	100%	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom
China Unicom (Japan) Operations Corporation	Japan, 25 January 2007, limited company	—	100%	1,000 shares, JPY366,000 each	Telecommunications operation in Japan
China Unicom (Singapore) Operations Pte Limited	Singapore, 5 August 2009, limited company	—	100%	30,000,000 shares, RMB1 each	Telecommunications operation in Singapore
China Unicom (South Africa) Operations (Pty) Limited	South Africa, 19 November 2012, limited liability company	—	100%	100 shares, ZAR1 each	Telecommunications operation in South Africa
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar ("Myanmar"), 7 June 2013, limited liability company	—	100%	2,150,000 shares USD1 each	Communications technology training in Myanmar
China Unicom (Australia) Operations Pty Limited	Australia, 27 May 2014, limited liability company	—	100%	4,350,000 shares, AUD1 each	Telecommunications operation in Australia
China Unicom (Russia) Operations Limited Liability Company	Russia, 28 December 2016, limited liability company	—	100%	RUB10,000	Telecommunications service in Russia
China Unicom (Brazil) Telecommunications Limited	Brazil, 23 June 2016, limited liability company	—	100%	R$21,165,840	Telecommunications service in Brazil
China Unicom (Brazil) Holdings Ltda.	Brazil, 27 October 2017, limited liability company	—	100%	R$21,277,298	Investment holding

160

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

19. INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom Operations (Thailand) Limited	Thailand, 20 November 2017, limited liability company	—	100%	40,000 shares, Baht100 each	Telecommunications service in Thailand
China Unicom Operations (Malaysia) Sdn. Bhd.	Malaysia, 10 November 2017, limited liability company	—	100%	3,200,000 shares, MYR1 each	Telecommunications service in Malaysia
China Unicom Operations Korea Co., Ltd	Korea, 24 November 2017, limited liability company	—	100%	60,000 shares, KRW5,000 each	Telecommunications service in Korea
China Unicom (Vietnam) Operations Company Limited	Vietnam, 19 April 2018, limited liability company	—	100%	VND2,276,000,000	Telecommunications service in Vietnam
China Unicom (Cambodia) Operations Co. Ltd	Cambodia, 11 May 2018, limited liability company	—	100%	10,000 shares, Riels4,000 each	Telecommunications service in Cambodia
PT China Unicom Indonesia Operations	Indonesia, 25 October 2019, limited liability company	—	100%	20,000,000,001 shares, Rp1 each	Telecommunications service in Indonesia
China Unicom (Philippines) Operations Inc	Philippines, 6 November 2019, limited liability company	—	100%	103,012 shares, Php100 each	Telecommunications service in Philippines
Unicom Vsens Telecommunications Company Limited	The PRC, 19 August 2008, limited liability company	—	100%	RMB610,526,500	Sales of handsets, telecommunication equipment and provision of technical services in the PRC
China Unicom System Integration Limited Corporation	The PRC, 30 April 2006, limited liability company	—	100%	RMB987,200,000	Provision of information communications technology services in the PRC
China Unicom Online Information Technology Company Limited	The PRC, 29 March 2006, limited liability company	—	100%	RMB400,000,000	Provision of internet information services and value-added telecommunications services in the PRC
Beijing Telecom Planning and Designing Institute Company Limited	The PRC, 25 April 1996, limited liability company	—	100%	RMB264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 161

19. INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect		
China Information Technology Designing & Consulting Institute Company Limited	The PRC, 11 November 1991, limited liability company	—	100%	RMB430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC
China Unicom Information Navigation Company Limited	The PRC, 17 September 1998, limited liability company	—	100%	RMB6,825,087,800	Provision of customer services in the PRC
Huaxia P&T Project Consultation and Management Company Limited	The PRC, 5 March 1998, limited liability company	—	100%	RMB50,100,000	Provision of project design consultation and monitoring in the PRC
Zhengzhou Kaicheng Industrial Company Limited	The PRC, 21 December 2005, limited liability company	—	100%	RMB2,200,000	Provision of property management services in the PRC
Unicompay Company Limited	The PRC, 11 April 2011, limited liability company	—	100%	RMB250,000,000	Provision of e-payment services in the PRC
Beijing Wo Digital Media Advertising Co., Ltd	The PRC, 21 July 2006, limited liability company	—	100%	RMB20,000,000	Provision of advertising design, production, agency and publication in the PRC
Guangdong Unicom Communication Construction Co., Ltd	The PRC, 28 May 2013, limited liability company	—	100%	RMB30,000,000	Provision of telecommunications network construction, maintenance and technical services in the PRC
China Unicom Intelligence Security Technology Corporation Limited	The PRC, 15 August 2007, limited liability company	—	100%	RMB150,000,000	Provision of technical development and consultation in the PRC
Unicom Cloud Data Company Limited	The PRC, 4 June 2013, limited liability company	—	100%	RMB2,854,851,100	Provision of technology development, transfer and consulting service in the PRC
Unicom Innovation Investment Company Limited	The PRC, 29 April 2014, limited liability company	—	100%	RMB740,000,000	Venture capital investment business in the PRC

162

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

19. INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect		
Xiaowo Technology Co. Ltd	The PRC, 24 October 2014, limited liability company	—	100%	RMB200,000,000	Communications technology development and promotion in the PRC
China Unicom Smart Connection Technology Company Limited	The PRC, 7 August 2015, limited liability company	—	68.88%	RMB246,796,148	Auto informatisation in the PRC
Unicom Intelligent Network Ruixing Technology (Beijing) Co., Ltd.	The PRC, 26 September 2018, limited liability company	—	55.10%	RMB10,000,000	Provision of technology promotion service of intelligent transportation system's products in the PRC
Unicom Intelligent Vehicle Technology (Shanghai) Co., Ltd	The PRC, 28 September 2018, limited liability company	—	68.88%	RMB10,000,000	Provision of technology development, technology consultation and other services in the PRC
Finance Company	The PRC, 17 June 2016, limited liability company	—	91%	RMB3,000,000,000	Provision of financial services in the PRC
China Unicom Innovation Investment Company (Shenzhen) Limited	The PRC, 28 January 2016, limited liability company	—	100%	RMB200,000	Venture capital investment business in the PRC
China Unicom Innovation Investment Company (Guizhou) Limited	The PRC, 8 October 2016, limited liability company	—	60%	RMB1,000,000	Venture capital investment business in the PRC
China Unicom Innovation Investment (Shenzhen) Investment Centre	The PRC, 1 February 2016, limited partnership	—	100%	RMB28,500,000	Venture capital investment business in the PRC
Unicom Big Data Co., Ltd.	The PRC, 24 August, 2017, limited liability company	—	100%	RMB425,356,995.97	Provision of data processing service in the PRC
Liantong Travel Service (Beijing) Company Limited	The PRC, 30 September, 2017, limited liability company	—	100%	RMB30,000,000	Provision of tourism and information services in the PRC
China Unicom (Guangdong Branch) Internet Industry Limited	The PRC, 5 January, 2017, limited liability company	—	100%	RMB100,000,000	Provision of information communications technology services in the PRC
China Unicom (Zhejiang) Industry Internet Company Limited	The PRC, 20 June, 2017, limited liability company	—	100%	RMB11,000,000	Provision of information communications technology services in the PRC

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 163

19. INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom (ShanDong) Industrial Internet Company Limited	The PRC, 3 March, 2017, limited liability company	—	100%	RMB50,000,000	Provision of information communications technology services in the PRC
China Unicom (Fujian) Industrial Internet Company Limited	The PRC, 23 February, 2018, limited liability company	—	100%	RMB50,000,000	Provision of information communications technology services in the PRC
China Unicom (Shanxi) Industrial Internet Company Limited	The PRC, 21 March, 2018, limited liability company	—	100%	RMB40,000,000	Provision of information communications technology services in the PRC
China Unicom Xiongan Industrial Internet Company Limited	The PRC, 25 April, 2018, limited liability company	—	100%	RMB15,000,000	Provision of information communications technology services in the PRC
China Unicom (Sichuan) Industrial Internet Company Limited	The PRC, 29 March, 2018, limited liability company	—	100%	RMB50,000,000	Provision of information communications technology services in the PRC
China Unicom (Liaoning) Industrial Internet Company Limited	The PRC, 28 March, 2018, limited liability company	—	100%	RMB5,000,000	Provision of information communications technology services in the PRC
China Unicom (Shaanxi) Industrial Internet Company Limited	The PRC, 27 March, 2018, limited liability company	—	100%	RMB20,000,000	Provision of information communications technology services in the PRC
China Unicom (Jiangsu) Industrial Internet Company Limited	The PRC, 9 May, 2018, limited liability company	—	100%	RMB26,200,000	Provision of information communications technology services in the PRC
China Unicom (Shanghai) Industrial Internet Company Limited	The PRC, 13 March, 2018, limited liability company	—	100%	RMB20,000,000	Provision of information communications technology services in the PRC
China Unicom (Heilongjiang) Industrial Internet Company Limited	The PRC, 14 March, 2018, limited liability company	—	100%	RMB50,000,000	Provision of information communications technology services in the PRC
Henan Industrial Interconnection & Technology Co, Ltd	The PRC, 30 May 2019, limited liability company	—	40%	RMB53,000,000	Provision of information communications technology services in the PRC

164

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

19. INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom Video Technology Co., Ltd.	The PRC, 17 January 2018, limited liability company	—	100%	RMB100,000,000	Provision of technology research and development, consultation and services of TV Video and Mobile Video in the PRC
China Unicom Internet of Things Corporation Limited	The PRC, 16 March 2018, limited liability company	—	100%	RMB207,000,000	Provision of internet of things technology, system development and technical consultation, sales and maintenance of system and equipment and online data processing and transaction business in the PRC
China Unicom High-tech Big Data Artificial Intelligence Technology (Chengdu) Co., Ltd.	The PRC, 29 March 2018, limited liability company	—	51%	RMB10,000,000	Provision of Big Data Service, cloud computation and infrastructure service in the PRC
China Unicom iRead Science and Culture Co., Ltd.	The PRC, 28 April 2018, limited liability company	—	100%	RMB51,000,000	Provision of Online Video, Online Reading Material in the PRC
China Unicom WO Music & Culture Co., Ltd.	The PRC, 8 May 2018, limited liability company	—	100%	RMB100,000,000	Provision of Network Music Service in the PRC
China Unicom Leasing Co., Ltd.	The PRC, 11 April 2018, limited liability company	25%	75%	RMB2,500,000,000	Provision of Financing leasing business in the PRC
Yunjing Culture And Tourism Technology Co., LTD	The PRC, 27 February 2019, limited liability company	—	60%	RMB12,500,000	Provision of data analysis, processing and application services in the PRC
Yundun Intelligent Security Technology Co., Ltd	The PRC, 11 November 2019, limited liability company	—	51%	RMB12,750,000	Provision of software development; technology promotion and development in the PRC

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 165

20. INTEREST IN ASSOCIATES

	2019	2018
Share of net assets	36,445	35,758

The following list contains the particulars of material associate as at 31 December 2019:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Tower Company	Incorporated	The PRC	20.65%	RMB176,008,471,024	Construction, maintenance and operation of communications towers in the PRC (Note 46.2)

The above associate is accounted for using the equity method in the consolidated financial statements.

In August 2018, Tower Company was listed on the SEHK and issued new shares in connection there of, which resulted in a decrease in the Group's shareholding percentage in Tower Company from 28.1% to 20.65%. The associated dilution has resulted in an increase in the Group's share of net profit of associates accounted for under equity method by approximately RMB793 million and a one-off reversal of partial realisation of unrealised profit from transactions with Tower Company by approximately RMB682 million.

Summarised financial information of the material associate, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	Tower Company	
	2019	2018
Current assets	40,995	31,799
Non-current assets	297,072	283,565
Current liabilities	(128,364)	(114,759)
Non-current liabilities	(27,142)	(20,103)
Equity	(182,561)	(180,502)
Revenue	76,428	71,819
Profit for the year	5,221	2,650
Total comprehensive income for the year	5,221	2,650
Reconciled to the Group's interest in the associate:		
Net assets of the associate	182,561	180,502
The Group's effective interest	20.65%	20.65%
	37,697	37,278
Adjustment for the remaining balance of the deferred gain from the Group's Tower Assets Disposal	(1,521)	(1,780)
Carrying amount in the consolidated financial statements	36,176	35,498

166

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

20. INTEREST IN ASSOCIATES (Continued)

Tower Company has initially applied IFRS/HKFRS 16 using the modified retrospective approach and has not restated comparative amounts for the year prior to the first adoption, with the cumulative effect of initial adoption recognised as an adjustment to equity as at 1 January 2019 amounted RMB1,281 million.

The fair values of the interests in Tower Company is based on quoted market prices (level 1: quoted price (unadjusted) in active markets) at the financial position date without any deduction for transaction costs and disclosed as follows:

	As at 31 December 2019		As at 31 December 2018	
	Carrying amount	Fair value	Carrying amount	Fair value
Interest in listed associate — Tower Company	36,176	56,000	35,498	47,133

21. INTEREST IN JOINT VENTURES

	2019	2018
Share of net assets	4,771	3,966

The following list contains the particulars of material joint venture, which is unlisted corporate entity which has no available quoted market price as at 31 December 2019:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Merchants Union Consumer Finance Company Limited ("MUCFC")	Incorporated	The PRC	50%	RMB3,868,960,000	Consumer finance consulting in the PRC

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 167

21. INTEREST IN JOINT VENTURES (Continued)

Summarised financial information of the material joint venture, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	MUCFC	
	2019	2018
Assets	92,697	74,748
Liabilities	(83,337)	(66,854)
Equity	(9,360)	(7,894)
Revenue	10,740	6,956
Profit for the year	1,466	1,253
Total comprehensive income for the year	1,466	1,253
Included in above income:		
Interest income	13,055	9,887
Interest expense	(3,178)	(3,079)
Income tax expense	(426)	(391)
Reconciled to the Group's interests in the joint venture:		
Net assets of the joint venture	9,360	7,894
The Group's effective interest	50%	50%
Carrying amount in the consolidated financial statements	4,680	3,947

22. CONTRACT ASSETS AND CONTRACT LIABILITIES

(a) Contract assets

	2019	2018
Contract assets from bundle sales of mobile handsets and provision of service, net of allowance	1,856	1,824
Others	47	—
Sub-total	1,903	1,824
Less: Current portion	(1,308)	(1,254)
	595	570

The Group offers preferential packages to the customers which include the bundle sales of mobile handsets and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their standalone selling prices. The revenue relating to the sale of the handsets is recognised when the titles are passed to the customers and the consideration allocated to the sales of mobile handsets is gradually received during the contract period when the customers pay the monthly package fee.

168

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

22. CONTRACT ASSETS AND CONTRACT LIABILITIES (Continued)

(b) Contract liabilities

	Note	2019	2018
Advances received from customers for future services	(i)	39,498	41,567
Others		1,150	1,083
		40,648	42,650

(i) Contract liabilities primarily arises from relates to the considerations received from customers before the Group satisfying performance obligations. It would be recognised as revenue upon the rendering of services. Approximately 96% of the contract liability balance as at 31 December 2018 was recognised as revenue for the year ended 31 December 2019 (2018: approximately 96%).

23. CONTRACT COSTS

	Note	2019	2018
Direct incremental costs of broadband and IPTV service	(i)	3,079	3,785
Sales commissions	(ii)	1,844	1,847
		4,923	5,632

(i) Direct incremental costs for activating broadband and IPTV subscribers mainly include the costs of installing broadband and IPTV terminals at customer's homes for the provision of broadband and IPTV services, and are amortised over the expected service period. The amount of capitalised direct incremental costs for activating broadband and IPTV subscribers recognised in profit or loss during the year was RMB2,891 million (2018: RMB4,044 million). The amount of capitalised direct incremental costs for activating broadband and IPTV subscribers that is expected to be recovered after more than one year is RMB893 million (2018: RMB1,417 million).

(ii) Sales commissions are paid to agents whose selling activities resulted in new customers entering into contracts with the Group. The amount of capitalised sales commissions recognised in profit or loss during the year was RMB1,472 million (2018: RMB1,642 million). There was no significant impairment in relation to the opening balance of capitalised costs or the costs capitalised during the year (2018: Nil). The amount of capitalised sales commissions that is expected to be recovered after more than one year is RMB811 million (2018: RMB683 million).

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 169 24. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 2019 2018 Listed in the PRC 143 147 Listed outside the PRC 3,125 3,698 Unlisted 55 58 3,323 3,903 For the year ended 31 December 2019, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB583 million (2018: decrease of approximately RMB383 million). The decrease, net of tax impact, of approximately RMB581 million (2018: decrease, net of tax impact, of approximately RMB381 million) has been recorded in the consolidated statement of comprehensive income. 25. OTHER ASSETS Note 2019 2018 Intangible assets (i) 11,324 11,156 Prepaid rental (ii) — 1,801 Prepaid services charges for transmission lines and electricity cables and other services 995 459 VAT recoverable (iii) 216 424 Others 1,273 805 13,808 14,645 CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 169 24. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 2019 2018 Listed in the PRC 143 147 Listed outside the PRC 3,125 3,698 Unlisted 55 58 3,323 3,903 For the year ended 31 December 2019, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB583 million (2018: decrease of approximately RMB383 million). The decrease, net of tax impact, of approximately RMB581 million (2018: decrease, net of tax impact, of approximately RMB381 million) has been recorded in the consolidated statement of comprehensive income. 25. OTHER ASSETS Note 2019 2018 Intangible assets (i) 11,324 11,156 Prepaid rental (ii) — 1,801 Prepaid services charges for transmission lines and electricity cables and other services 995 459 VAT recoverable (iii) 216 424 Others 1,273 805 13,808 14,645

170

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

25. OTHER ASSETS (Continued)

(i) Intangible assets

	Computer software	Others	Total
Cost:			
At 1 January 2018	27,158	2,586	29,744
Additions	170	581	751
Transfer from CIP	3,693	405	4,098
Disposals	(2,065)	(167)	(2,232)
At 31 December 2018	28,956	3,405	32,361
Additions	174	21	195
Transfer from CIP	3,956	205	4,161
Disposals	(1,728)	(53)	(1,781)
At 31 December 2019	31,358	3,578	34,936
Accumulated amortisation and impairment:			
At 1 January 2018	(17,559)	(1,197)	(18,756)
Amortisation charge for the year	(4,220)	(413)	(4,633)
Disposals	2,034	150	2,184
At 31 December 2018	(19,745)	(1,460)	(21,205)
Amortisation charge for the year	(3,736)	(427)	(4,163)
Disposals	1,708	48	1,756
At 31 December 2019	(21,773)	(1,839)	(23,612)
Net book value:			
At 31 December 2019	9,585	1,739	11,324
At 31 December 2018	9,211	1,945	11,156

(ii) On the date of transition to IFRS/HKFRS 16, prepaid rentals of RMB1,801 million previously included in "Other assets" were adjusted to "Right-of-use assets" recognised at 1 January 2019. See Note 2.2(c).

(iii) VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in "Prepayments and other current assets". See Note 28(ii).

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 171

26. INVENTORIES AND CONSUMABLES

	2019	2018
Handsets and other telecommunication products	2,027	2,111
Consumables	16	27
Others	316	250
	2,359	2,388

27. ACCOUNTS RECEIVABLE

	2019	2018
Accounts receivable	24,601	21,142
Less: Credit loss allowance	(7,368)	(6,709)
	17,233	14,433

The gross carrying amount of accounts receivable from contracts with customers amounted to RMB24,569 million as at 31 December 2019 (2018: RMB21,053 million).

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	2019	2018
Within one month	9,472	8,158
More than one month to three months	2,545	2,285
More than three months to one year	3,881	2,843
More than one year	1,335	1,147
	17,233	14,433

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

172

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

27. ACCOUNTS RECEIVABLE (Continued)

The Group measures loss allowances for accounts receivable at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group's historical credit loss experience indicate that there are different loss patterns for different customer types, the loss allowance based on past due status is distinguished between the Group's different customer types.

The following table provides information about the Group's exposure to credit risk and ECLs for accounts receivable as at 31 December 2019:

For individual subscribers and general corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	6%	2,929	(175)
1–90 days past due	50%	1,363	(683)
91–180 days past due	90%	840	(755)
More than 180 days past due	100%	2,250	(2,250)
		7,382	(3,863)

For major corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	4%	9,602	(372)
Within 1 year past due	15%	4,517	(674)
1–2 years past due	48%	1,037	(498)
2–3 years past due	88%	795	(699)
More than 3 years past due	100%	1,268	(1,262)
		17,219	(3,505)

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 173

27. ACCOUNTS RECEIVABLE (Continued)

The following table provides information about the Group's exposure to credit risk and ECLs for accounts receivable as at 31 December 2018:

For individual subscribers and general corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	7%	3,202	(212)
1–90 days past due	50%	1,395	(702)
91–180 days past due	90%	862	(776)
More than 180 days past due	100%	2,188	(2,188)
		7,647	(3,878)

For major corporate customers

	Expected loss rate %	Gross carrying amount	Loss allowance
Current (not past due)	4%	7,539	(286)
Within 1 year past due	13%	3,141	(404)
1–2 years past due	47%	1,063	(500)
2–3 years past due	88%	549	(485)
More than 3 years past due	96%	1,203	(1,156)
		13,495	(2,831)

Expected loss rates are based on actual loss experience over past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group's view of economic conditions over the expected lives of the receivables.

174

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

27. ACCOUNTS RECEIVABLE (Continued)

The movement in the credit loss allowance in respect of accounts receivable during the year, is as follows:

	2019	2018
Balance, beginning of year	6,709	5,210
Impact on initial application of IFRS/HKFRS 9 (2014)	—	1,118
Allowance for the year	3,128	3,300
Written-off during the year	(2,469)	(2,919)
Balance, end of year	7,368	6,709

The creation and release of allowance for impaired receivables have been recognised in the consolidated statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering the receivable.

The maximum exposure to credit risk as of the statement of financial position date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

28. PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of credit loss allowance, are as follows:

	Note	2019	2018
Prepaid rental	(i)	—	526
Prepaid services charges for transmission lines and electricity cables and other services		1,028	1,119
Prepaid power and water charges		648	562
Deposits and prepayments		2,068	1,847
Advances to employees		13	22
VAT recoverable	(ii)	5,286	4,568
Prepaid enterprise income tax		329	312
Others		3,084	2,150
		12,456	11,106

(i) On the date of transition to IFRS/HKFRS 16, prepaid rentals of RMB526 million previously included in "Prepayments and other current assets" were adjusted to "Right-of-use assets" recognised at 1 January 2019. See Note 2.2(c).

(ii) VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 175 28. PREPAYMENTS AND OTHER CURRENT ASSETS (Continued) Prepayments and other current assets are expected to be recovered or recognised as expenses within one year. As at 31 December 2019, there was no significant impairment for the prepayments and other current assets. 29. SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS Note 2019 2018 Bank deposits with maturity exceeding three months — 34 Statutory reserve deposits (i) 3,228 2,877 Restricted deposits 488 809 3,716 3,720 (i) In order to carry on its business, Finance Company placed statutory reserve deposits with the People’s Bank of China according to “Notice of the People’s Bank of China on Implementing the Average Method to Assess Deposit Reserves” (Yinfa [2015] No.289) (Translated from ( [2015]289 )). These statutory reserve deposits are not available for use by the Group in daily operations. 30. CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (a) Cash and cash equivalents 2019 2018 Cash at bank and in hand 34,945 30,060 CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 175 28. PREPAYMENTS AND OTHER CURRENT ASSETS (Continued) Prepayments and other current assets are expected to be recovered or recognised as expenses within one year. As at 31 December 2019, there was no significant impairment for the prepayments and other current assets. 29. SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS Note 2019 2018 Bank deposits with maturity exceeding three months — 34 Statutory reserve deposits (i) 3,228 2,877 Restricted deposits 488 809 3,716 3,720 (i) In order to carry on its business, Finance Company placed statutory reserve deposits with the People’s Bank of China according to “Notice of the People’s Bank of China on Implementing the Average Method to Assess Deposit Reserves” (Yinfa [2015] No.289) (Translated from ( [2015]289 )). These statutory reserve deposits are not available for use by the Group in daily operations. 30. CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (a) Cash and cash equivalents 2019 2018 Cash at bank and in hand 34,945 30,060

176

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

30. CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (Continued)

(b) Reconciliation of liabilities arising from financing activities

The table below details changes in the Group's liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group's consolidated statement of cash flow as cash flows from financing activities.

	Short-term bank loans (Note 40)	Long-term bank loans (Note 34)	Commercial papers (Note 41)	Promissory notes (Note 35)	Corporate bonds (Note 36)	Finance lease (Note 39(b))	Lease liabilities (Note 37)	Other borrowings (Note 46)	Total
At 31 December 2018	15,085	3,614	–	–	17,993	240	–	7,741	44,673
Impact on initial application of IFRS/HKFRS 16 (Note)	–	–	–	–	–	(240)	36,720	–	36,480
At 1 January 2019	15,085	3,614	–	–	17,993	–	36,720	7,741	81,153
Changes from financing cash flows:									
Proceeds from short-term bank loans	28,784	–	–	–	–	–	–	–	28,784
Proceeds from commercial papers	–	–	8,995	–	–	–	–	–	8,995
Proceeds from promissory notes	–	–	–	992	–	–	–	–	992
Proceeds from corporate bonds	–	–	–	–	2,000	–	–	–	2,000
Loans from related parties	–	–	–	–	–	–	–	50	50
Repayment of short-term bank loans	(38,290)	–	–	–	–	–	–	–	(38,290)
Repayment of long-term bank loans	–	(418)	–	–	–	–	–	–	(418)
Repayment of related parties loan	–	–	–	–	–	–	–	(48)	(48)
Repayment of corporate bonds	–	–	–	–	(17,000)	–	–	–	(17,000)
Capital element of lease rentals paid	–	–	–	–	–	–	(11,123)	–	(11,123)
Net deposits with Finance Company by related parties	–	–	–	–	–	–	–	236	236
Total changes from financing cash flows	(9,506)	(418)	8,995	992	(15,000)	–	(11,123)	238	(25,822)
Exchange adjustments	(15)	27	–	–	–	–	–	–	12
Other changes:									
Increase in lease liabilities from entering into new leases during the year	–	–	–	–	–	–	6,728	–	6,728
Others	–	83	–	6	5	–	–	–	94
Total other changes	–	83	–	6	5	–	6,728	–	6,822
At 31 December 2019	5,564	3,306	8,995	998	2,998	–	32,325	7,979	62,165

Note: The Group has initially applied IFRS/HKFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to leases which were previously classified as operating leases under IAS/HKAS 17.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 177

30. CASH AND CASH EQUIVALENTS AND OTHER CASH FLOW INFORMATION (Continued)

(b) Reconciliation of liabilities arising from financing activities (Continued)

	Short-term bank loans (Note 40)	Long-term bank loans (Note 34)	Commercial papers (Note 41)	Promissory notes (Note 35)	Corporate bonds (Note 36)	Finance lease (Note 39(b))	Other borrowings (Note 46)	Total
At 1 January 2018	22,500	3,883	8,991	17,960	17,981	692	4,116	76,123
Changes from financing cash flows:								
Proceeds from short-term bank loans	53,306	—	—	—	—	—	—	53,306
Loans from related parties	—	—	—	—	—	—	3,090	3,090
Repayment of commercial papers	—	—	(9,000)	—	—	—	—	(9,000)
Repayment of short-term bank loans	(60,730)	—	—	—	—	—	—	(60,730)
Repayment of long-term bank loans	—	(435)	—	—	—	—	—	(435)
Repayment of ultimate holding company loan	—	—	—	—	—	—	(1,344)	(1,344)
Repayment of related parties loan	—	—	—	—	—	—	(475)	(475)
Repayment of finance lease	—	—	—	—	—	(493)	—	(493)
Repayment of promissory notes	—	—	—	(18,000)	—	—	—	(18,000)
Payment of issuing expense for promissory notes	—	—	—	(67)	—	—	—	(67)
Net deposits by Unicom Group and its subsidiaries with Finance Company	—	—	—	—	—	—	2,354	2,354
Total changes from financing cash flows	(7,424)	(435)	(9,000)	(18,067)	—	(493)	3,625	(31,794)
Exchange adjustments	9	77	—	—	—	—	—	86
Other changes:								
New financing leases	—	—	—	—	—	10	—	10
Others	—	89	9	107	12	31	—	248
Total other changes	—	89	9	107	12	41	—	258
At 31 December 2018	15,085	3,614	—	—	17,993	240	7,741	44,673

(c) Total cash outflow for leases

Amounts included in the consolidated statement of cash flows for leases comprise the following:

	2019
Within operating cash flows	7,798
Within investing cash flows	178
Within financing cash flows	11,123
	19,099

Note: The Group has initially applied IFRS/HKFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise right-of-use assets and lease liabilities relating to leases which were previously classified as operating leases under IAS/HKAS 17. Previously, cash payments under operating leases made by the Group as a lessee were classified as operating activities in the consolidated cash flow statement. Under IFRS/HKFRS 16, except for short-term lease payments, payments for leases of low value assets and variable lease payments not included in the measurement of lease liabilities, all other rentals paid on leases are now split into capital element and interest element and the capital element is classified as financing cash outflows. Under the modified retrospective approach, the comparative information is not restated. Further details on the impact of the transition to IFRS/HKFRS 16 are set out in Note 2.2(c).

178

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

31. SHARE CAPITAL

Issued and fully paid:	Number of shares millions	Share capital
At 1 January 2018, at 31 December 2018 and at 31 December 2019	30,598	254,056

32. RESERVES

(a) Movement in components of equity

The Company

	Share capital	Investment revaluation reserve	Other reserve	Retained profits	Total equity
Balance at 1 January 2018	254,056	(7,088)	572	8,775	256,315
Total comprehensive income for the year	—	(372)	—	3,831	3,459
Dividends relating to 2017	—	—	—	(1,591)	(1,591)
Balance at 31 December 2018	254,056	(7,460)	572	11,015	258,183
Balance at 1 January 2019	254,056	(7,460)	572	11,015	258,183
Total comprehensive income for the year	—	(573)	—	15,106	14,533
Dividends relating to 2018	—	—	—	(4,100)	(4,100)
Balance at 31 December 2019	254,056	(8,033)	572	22,021	268,616

(b) Nature and purpose

(i) **Statutory reserves**

CUCL is registered as a foreign investment enterprise in the PRC. In accordance with the Articles of Association, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and non-controlling interests but before dividend distribution.

CUCL is required to allocate at least 10% of its profit after tax and non-controlling interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 179 32. RESERVES (Continued) (b) Nature and purpose (Continued) (i) Statutory reserves (Continued) Accordingly, CUCL appropriated approximately RMB1,273 million (2018: approximately RMB52 million) to the general reserve fund for the year ended 31 December 2019. Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRS/HKFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2019 and 2018, no appropriation to staff bonus and welfare fund has been made by CUCL. According to the PRC tax approval document issued by the MOF and the SAT of the PRC, the upfront connection fees were not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognised in the retained profits had been transferred from retained profits to the statutory reserve. As at 31 December 2011, an accumulated appropriation of approximately RMB12,289 million was made to the statutory reserve and no more upfront connection fees are recognised afterwards. (ii) General risk reserve CUCL and Unicom Group established the Finance Company to provide certain financial services. Pursuant to “Requirements on Impairment Allowance for Financial Institutions” (Caijin [2012] No. 20) issued by the MOF which effective on 1 July 2012 (the “Document”), the Finance Company establishes a general risk reserve within the shareholders’ equity, through appropriation of retained profits, to address unidentified potential losses relating to risk assets. The general risk reserve balance should not be less than 1.5% of the ending balance of risk assets, as defined in the Document. (iii) Investment revaluation reserve The investment revaluation reserve represents the changes in fair value of financial assets through other comprehensive income, net of tax, until the financial assets are derecognised. (iv) Other reserve Other reserve mainly represents the difference between the consideration and the net assets value for business combination of entities and businesses under common control, the effect of CUCL’s capitalisation of retained profits, and capital contribution relating to share-based payment borne by A Share Company.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 179 32. RESERVES (Continued) (b) Nature and purpose (Continued) (i) Statutory reserves (Continued) Accordingly, CUCL appropriated approximately RMB1,273 million (2018: approximately RMB52 million) to the general reserve fund for the year ended 31 December 2019. Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRS/HKFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2019 and 2018, no appropriation to staff bonus and welfare fund has been made by CUCL. According to the PRC tax approval document issued by the MOF and the SAT of the PRC, the upfront connection fees were not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognised in the retained profits had been transferred from retained profits to the statutory reserve. As at 31 December 2011, an accumulated appropriation of approximately RMB12,289 million was made to the statutory reserve and no more upfront connection fees are recognised afterwards. (ii) General risk reserve CUCL and Unicom Group established the Finance Company to provide certain financial services. Pursuant to “Requirements on Impairment Allowance for Financial Institutions” (Caijin [2012] No. 20) issued by the MOF which effective on 1 July 2012 (the “Document”), the Finance Company establishes a general risk reserve within the shareholders’ equity, through appropriation of retained profits, to address unidentified potential losses relating to risk assets. The general risk reserve balance should not be less than 1.5% of the ending balance of risk assets, as defined in the Document. (iii) Investment revaluation reserve The investment revaluation reserve represents the changes in fair value of financial assets through other comprehensive income, net of tax, until the financial assets are derecognised. (iv) Other reserve Other reserve mainly represents the difference between the consideration and the net assets value for business combination of entities and businesses under common control, the effect of CUCL’s capitalisation of retained profits, and capital contribution relating to share-based payment borne by A Share Company.

180

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

33. DIVIDENDS

At the annual general meeting held on 10 May 2019, the shareholders of the Company approved the payment of a final dividend of RMB0.134 per ordinary share for the year ended 31 December 2018, totaling approximately RMB4,100 million which has been reflected as a reduction of retained profit for the year ended 31 December 2019.

At a meeting held on 23 March 2020, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.148 per ordinary share to the shareholders for the year ended 31 December 2019 totaling approximately RMB4,529 million. This proposed dividend has not been reflected as a dividend payable in the consolidated financial statements as at 31 December 2019, but will be reflected in the consolidated financial statements for the year ending 31 December 2020.

	2019	2018
Proposed final dividend:		
RMB0.148 (2018: RMB0.134) per ordinary share by the Company	4,529	4,100

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise ("TRE"). On 11 November 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2019, the Company's subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group's consolidated financial statements for the undistributed profits of the Company's subsidiaries in the PRC.

For the Company's non-PRC TRE shareholders (including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company's shareholders appearing as individuals in its share register.

34. LONG-TERM BANK LOANS

	Interest rates and final maturity	2019	2018
RMB denominated bank loans	Fixed interest rates ranging from 1.08% to 1.20% (2018: 1.08% to 1.20%) per annum with maturity through 2036 (2018: maturity through 2036)	3,032	3,300
USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (2018: Nil to 1.55%) per annum with maturity through 2039 (2018: maturity through 2039)	232	252
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2018: 1.10% to 2.50%) per annum with maturity through 2034 (2018: maturity through 2034)	42	62
Sub-total		3,306	3,614
Less: Current portion		(437)	(441)
		2,869	3,173

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 181

34. LONG-TERM BANK LOANS (Continued)

As at 31 December 2019, long-term bank loans of approximately RMB61 million (2018: approximately RMB96 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2019	2018
Balances due:		
— no later than one year	437	441
— later than one year and no later than two years	413	417
— later than two years and no later than five years	1,183	1,173
— later than five years	1,273	1,583
	3,306	3,614
Less: Portion classified as current liabilities	(437)	(441)
	2,869	3,173

35. PROMISSORY NOTES

On 18 November 2019, CUCL issued tranche one of 2019 promissory notes in an amount of RMB1 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.39% per annum.

36. CORPORATE BONDS

On 7 June 2016, the Group issued RMB7 billion 3-year corporate bonds, bearing interest at 3.07% per annum, and were fully redeemed in June 2019.

On 7 June 2016, the Group issued RMB1 billion 5-year corporate bond, bearing interest at 3.43% per annum.

On 14 July 2016, the Group issued RMB10 billion 3-year corporate bonds, bearing interest at 2.95% per annum, and were fully redeemed in July 2019.

On 19 June 2019, the Group issued RMB2 billion 3-year corporate bonds, bearing interest at 3.67% per annum.

182

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

37. LEASE LIABILITIES

The following table shows the remaining contractual maturities of the Group's lease liabilities at the end of the current and previous reporting periods and at the date of transition to IFRS/HKFRS 16:

	31 December 2018 (Note)		1 January 2019 (Note)		31 December 2019	
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
Within 1 year:	234	243	9,144	9,377	10,790	11,085
After 1 year but within 2 years	6	7	9,492	10,013	9,602	10,183
After 2 years but within 5 years	—	—	16,746	18,842	10,871	12,112
After 5 years	—	—	1,338	1,667	1,062	1,430
	6	7	27,576	30,522	21,535	23,725
	240	250	36,720	39,899	32,325	34,810
Less: total future interest expenses		(10)		(3,179)		(2,485)
Present value of lease liabilities		240		36,720		32,325

Note: The Group has initially applied IFRS/HKFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to leases which were previously classified as operating leases under IAS/HKAS 17. These liabilities have been aggregated with the brought forward balances relating to leases previously classified as finance leases. Comparative information as at 31 December 2018 has not been restated and relates solely to leases previously classified as finance leases. Further details on the impact of the transition to IFRS/HKFRS 16 are set out in Note 2.2(c).

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 183 38. DEFERRED REVENUE Deferred revenue mainly represents the unamortised portion of government grants. 2019 2018 Balance at 31 December 2018 and 2017 3,687 3,370 — Impact on initial application of IFRS/HKFRS 15 — (1,093) Balance at 1 January 2019 and 2018 3,687 2,277 Additions for the year — government grants 1,017 972 — others 985 831 2,002 1,803 Reductions for the year — recognition of government grants in profit or loss and other reductions (469) (323) — others (369) (70) Balance at end of the year 4,851 3,687 Representing: — current portion — 78 — non-current portion 4,851 3,609 4,851 3,687 CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 183 38. DEFERRED REVENUE Deferred revenue mainly represents the unamortised portion of government grants. 2019 2018 Balance at 31 December 2018 and 2017 3,687 3,370 — Impact on initial application of IFRS/HKFRS 15 — (1,093) Balance at 1 January 2019 and 2018 3,687 2,277 Additions for the year — government grants 1,017 972 — others 985 831 2,002 1,803 Reductions for the year — recognition of government grants in profit or loss and other reductions (469) (323) — others (369) (70) Balance at end of the year 4,851 3,687 Representing: — current portion — 78 — non-current portion 4,851 3,609 4,851 3,687

184

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

39. OTHER OBLIGATIONS

	Note	2019	2018
One-off cash housing subsidies	(a)	2,496	2,496
Obligations under finance lease	(b)	—	240
Others		282	298
Sub-total		2,778	3,034
Less: Current portion		(2,604)	(2,844)
		174	190

(a) One-off cash housing subsidies

Certain staff quarters, prior to 1998, were sold to certain of the Group's employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group determined to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statement of income for the year ended 31 December 2000 (the year in which the State Council circular in respect of cash subsidies was issued).

In January 2009, through the absorption of China Netcom (Group) Company Limited ("CNC China") by CUCL and the absorption of China Network Communications Group Corporation ("Netcom Group") by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As at 31 December 2019, the Group's unpaid one-off cash housing subsides amounted to approximately RMB2,496 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required. If the actual payments are lower than the amount provided, the difference will be paid to Unicom Group.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 185 39. OTHER OBLIGATIONS (Continued) (b) Obligations under finance lease The Group recognised the payables for the finance lease of telecommunications equipment in “obligations under finance lease” before 1 January 2019. On the date of transition to IFRS/HKFRS 16, obligations under finance lease of RMB240 million previously included in “Other obligations” were adjusted to “Lease liabilities” recognised at 1 January 2019. See Note 2.2(c). The lease payments under finance lease as at 31 December 2018 are analysed as follows: 2018 Total minimum lease payments under finance lease: — not later than one year 243 — later than one year and not later than two years 2 — later than two years and not later than three years 4 249 Less: Future finance charges (9) Present value of minimum obligations 240 Representing obligations under finance lease: — current liabilities 234 — non-current liabilities 6 40. SHORT-TERM BANK LOANS Interest rates and final maturity 2019 2018 RMB denominated bank loans Fixed interest rates ranging from 2.15% to 3.92% (2018: 2.35% to 4.77%) per annum with maturity through 2020 (2018: maturity through 2019) 5,564 15,085 At 31 December 2019 and 2018, all short-term bank loans were unsecured.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 185 39. OTHER OBLIGATIONS (Continued) (b) Obligations under finance lease The Group recognised the payables for the finance lease of telecommunications equipment in “obligations under finance lease” before 1 January 2019. On the date of transition to IFRS/HKFRS 16, obligations under finance lease of RMB240 million previously included in “Other obligations” were adjusted to “Lease liabilities” recognised at 1 January 2019. See Note 2.2(c). The lease payments under finance lease as at 31 December 2018 are analysed as follows: 2018 Total minimum lease payments under finance lease: — not later than one year 243 — later than one year and not later than two years 2 — later than two years and not later than three years 4 249 Less: Future finance charges (9) Present value of minimum obligations 240 Representing obligations under finance lease: — current liabilities 234 — non-current liabilities 6 40. SHORT-TERM BANK LOANS Interest rates and final maturity 2019 2018 RMB denominated bank loans Fixed interest rates ranging from 2.15% to 3.92% (2018: 2.35% to 4.77%) per annum with maturity through 2020 (2018: maturity through 2019) 5,564 15,085 At 31 December 2019 and 2018, all short-term bank loans were unsecured.

186

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

41. COMMERCIAL PAPERS

On 25 October 2019, CUCL issued tranche one of 2019 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.24% per annum.

On 15 November 2019, CUCL issued tranche two of 2019 super short term commercial papers in an amount of RMB4 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.20% per annum.

42. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2019	2018
Payables to contractors and equipment suppliers	63,390	70,526
Payables to telecommunications products suppliers	5,096	4,349
Customer/contractor deposits	5,771	6,381
Repair and maintenance expense payables	6,526	6,252
Bills payable	4,039	—
Salary and welfare payables	7,249	5,900
Interest payable	101	299
Amounts due to services providers/content providers	2,591	1,920
VAT received from customer in advance	3,052	3,398
Accrued expenses	16,486	15,935
Others	7,263	7,498
	121,564	122,458

The aging analysis of accounts payables and accrued liabilities is based on the invoice date as follows:

	2019	2018
Less than six months	105,363	105,606
Six months to one year	9,250	6,984
More than one year	6,951	9,868
	121,564	122,458

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 187 43. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares. On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company. On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million. As at 31 December 2019, the related financial assets at fair value through other comprehensive income amounted to approximately RMB3,125 million (2018: approximately RMB3,698 million). For the year ended 31 December 2019, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB573 million (2018: decrease of approximately RMB372 million), has been recorded in the consolidated statement of comprehensive income. 44. EQUITY-SETTLED SHARE OPTION SCHEMES On 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As at 31 December 2019, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of: (i) The closing price of the shares on the SEHK on the offer date in respect of the share options; and (ii) The average closing price of the shares on the SEHK for the five trading days immediately preceding the offer date; The option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date. No share options had been granted since adoption of the 2014 Share Option Scheme. No options outstanding as at 31 December 2019 and 2018.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 187 43. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares. On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company. On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million. As at 31 December 2019, the related financial assets at fair value through other comprehensive income amounted to approximately RMB3,125 million (2018: approximately RMB3,698 million). For the year ended 31 December 2019, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB573 million (2018: decrease of approximately RMB372 million), has been recorded in the consolidated statement of comprehensive income. 44. EQUITY-SETTLED SHARE OPTION SCHEMES On 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As at 31 December 2019, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of: (i) The closing price of the shares on the SEHK on the offer date in respect of the share options; and (ii) The average closing price of the shares on the SEHK for the five trading days immediately preceding the offer date; The option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date. No share options had been granted since adoption of the 2014 Share Option Scheme. No options outstanding as at 31 December 2019 and 2018.

188 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 45. RESTRICTED A-SHARE INCENTIVE SCHEME Pursuant to the share incentive scheme of A Share Company (“the Restricted A-Share Incentive Scheme”), 848 million restricted shares of A Share Company (“Restricted Shares”) were approved for granting to the core employees of the Group, the first batch granted Restricted Shares of 793,861,000 and second batch granted Restricted Shares of 13,156,000 were subscribed by them (“the Participants”, including certain core employees of the Company’s subsidiaries) on 21 March 2018 and 1 February 2019 (“the Grant Dates”), respectively, with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the respective Grant Dates is RMB2.34 and RMB1.57 per share, respectively, as determined based on the difference between the market price of A Share Company of RMB6.13 per share and RMB5.36 per share at the respective Grant Dates, and the subscription price of RMB3.79 per share. The Restricted Shares are subject to various lock-up periods (the “Lock-Up Period”) of approximately 2 years, 3 years and 4 years, respectively, immediately from the Grant Date. During the Lock-up Period, these shares are not transferrable, nor subject to any guarantee or indemnity. The Restricted Shares shall be unlocked (or repurchased and cancelled by the A Share Company) separately in three tranches in proportion of 40%, 30% and 30% of the total number of the Restricted Shares granted upon the expiry of each of the Lock-Up period. Subject to fulfilment of all service and performance conditions under the Restricted A-Share Incentive Scheme which include the achievement of certain revenue and profit targets of the A Share Company and the Participants’ individual performance appraisal (collectively referred to as “vesting conditions”), the restriction over the Restricted Shares will be removed after the expiry of the corresponding lock-up period for each tranche and the Participants will be fully entitled to these incentive shares. If the vesting conditions are not fulfilled and hence the Restricted Shares cannot be unlocked, the A Share Company shall repurchase the Restricted Shares at the respective subscription price from the Participants. During the year ended 31 December 2019, Restricted Shares of 7,262,000 were forfeited and repurchased (2018: Nil). For the year ended 31 December 2019, the Group recognised share-based payment expenses and other reserve of RMB571 million during the year under the Restricted A-Share Incentive Scheme (2018: RMB614 million). 46. MATERIAL RELATED PARTY TRANSACTIONS Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use. The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers. Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines service provided by other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. Amounts due from domestic carriers are all derived from contracts with customers. Management believes that meaningful information relating to related party transactions has been disclosed below.188 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 45. RESTRICTED A-SHARE INCENTIVE SCHEME Pursuant to the share incentive scheme of A Share Company (“the Restricted A-Share Incentive Scheme”), 848 million restricted shares of A Share Company (“Restricted Shares”) were approved for granting to the core employees of the Group, the first batch granted Restricted Shares of 793,861,000 and second batch granted Restricted Shares of 13,156,000 were subscribed by them (“the Participants”, including certain core employees of the Company’s subsidiaries) on 21 March 2018 and 1 February 2019 (“the Grant Dates”), respectively, with a subscription price of RMB3.79 per share. The fair value of the Restricted Shares granted under the respective Grant Dates is RMB2.34 and RMB1.57 per share, respectively, as determined based on the difference between the market price of A Share Company of RMB6.13 per share and RMB5.36 per share at the respective Grant Dates, and the subscription price of RMB3.79 per share. The Restricted Shares are subject to various lock-up periods (the “Lock-Up Period”) of approximately 2 years, 3 years and 4 years, respectively, immediately from the Grant Date. During the Lock-up Period, these shares are not transferrable, nor subject to any guarantee or indemnity. The Restricted Shares shall be unlocked (or repurchased and cancelled by the A Share Company) separately in three tranches in proportion of 40%, 30% and 30% of the total number of the Restricted Shares granted upon the expiry of each of the Lock-Up period. Subject to fulfilment of all service and performance conditions under the Restricted A-Share Incentive Scheme which include the achievement of certain revenue and profit targets of the A Share Company and the Participants’ individual performance appraisal (collectively referred to as “vesting conditions”), the restriction over the Restricted Shares will be removed after the expiry of the corresponding lock-up period for each tranche and the Participants will be fully entitled to these incentive shares. If the vesting conditions are not fulfilled and hence the Restricted Shares cannot be unlocked, the A Share Company shall repurchase the Restricted Shares at the respective subscription price from the Participants. During the year ended 31 December 2019, Restricted Shares of 7,262,000 were forfeited and repurchased (2018: Nil). For the year ended 31 December 2019, the Group recognised share-based payment expenses and other reserve of RMB571 million during the year under the Restricted A-Share Incentive Scheme (2018: RMB614 million). 46. MATERIAL RELATED PARTY TRANSACTIONS Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use. The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers. Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines service provided by other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. Amounts due from domestic carriers are all derived from contracts with customers. Management believes that meaningful information relating to related party transactions has been disclosed below.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 189

46. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

46.1 Connected transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Note	2019	2018
Transactions with Unicom Group and its subsidiaries:			
Charges for value-added telecommunications services	(i), (ii)	69	43
Rental charges for short-term property leasing and related services charges	(i), (iii)	989	1,033
Charges for short-term lease of telecommunications resources and related services	(i), (iv)	290	277
Charges for engineering design and construction services	(i), (v)	1,537	2,055
Charges for shared services	(i), (vi)	77	77
Charges for materials procurement services	(i), (vii)	20	34
Charges for ancillary telecommunications services	(i), (viii)	2,417	2,905
Charges for comprehensive support services	(i), (ix)	1,052	1,231
Income from comprehensive support services	(i), (ix)	203	83
Lending by Finance Company to Unicom Group and its subsidiary	(i), (xi)	11,434	13,558
Repayment of loans lending by Finance Company to Unicom Group	(i), (xi)	11,134	6,354
Interest income from lending services	(i), (xi)	370	150

(i) On 25 November 2016, CUCL entered into the agreement, "2017–2019 Comprehensive Services Agreement" with Unicom Group to renew certain continuing connected transactions. "2017–2019 Comprehensive Services Agreement" has a term of three years commencing on 1 January 2017 and expired on 31 December 2019.

On 21 October 2019, CUCL and Unicom Group entered into the "2020–2022 Comprehensive Services Agreement". The services are existing continuing connected transactions and their respective terms are substantially the same as those set out in the "2017–2019 Comprehensive Services Agreement", and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for those transactions have not been changed under the new agreement as compared to the year ended 31 December 2019.

(ii) UNISK (Beijing) Information Technology Corporation Limited ("UNISK") agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communications network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group's subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK for settlement, on the condition that such proportion allocated to UNISK does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK by the Group varies depending on the types of value-added service provided to the Group.

190 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 46. MATERIAL RELATED PARTY TRANSACTIONS (Continued) 46.1 Connected transactions with Unicom Group and its subsidiaries (Continued) (a) Recurring transactions (Continued) (iii) CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended 31 December 2019, the rental charge paid by Unicom Group was approximately RMB2.87 million, which was negligible. (iv) Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates. (v) Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided. (vi) Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended 31 December 2019, the services charges paid by Unicom Group to CUCL was negligible. (vii) Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement. The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable. (viii) Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided. (ix) Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (iv) above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided. (x) Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.190 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 46. MATERIAL RELATED PARTY TRANSACTIONS (Continued) 46.1 Connected transactions with Unicom Group and its subsidiaries (Continued) (a) Recurring transactions (Continued) (iii) CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended 31 December 2019, the rental charge paid by Unicom Group was approximately RMB2.87 million, which was negligible. (iv) Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates. (v) Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided. (vi) Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended 31 December 2019, the services charges paid by Unicom Group to CUCL was negligible. (vii) Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement. The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable. (viii) Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided. (ix) Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (iv) above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided. (x) Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 191 46. MATERIAL RELATED PARTY TRANSACTIONS (Continued) 46.1 Connected transactions with Unicom Group and its subsidiaries (Continued) (a) Recurring transactions (Continued) (xi) Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries, including deposit services, lending and other credit services, and other financial services. For the lending services from Finance Company to Unicom Group and its subsidiaries, the interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan. (b) Amounts due from and to Unicom Group and its subsidiaries Amount due from Unicom Group and its subsidiaries as at 31 December 2019 included loans from Finance Company to Unicom Group and its subsidiaries of RMB7,704 million in total with respective floating interest rate agreed at 90% to 110% of the benchmark interest rate published by the People’s Bank of China (“PBOC”) for the same class of loans (2018: RMB7,404 million with floating interest rate at 90% to 110% of the benchmark interest rate published by the PBOC). Apart from the above and as disclosed in Note 46.3 below, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above. 46.2 Related party transactions with Tower Company (a) Related party transactions (i) Sale of Tower Assets to Tower Company On 14 October 2015, CUCL and Unicom Horizon Mobile Communications Company Limited (a wholly- owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom Corporation Limited (“China Telecom”), China Reform Holdings Corporation Limited (“CRHC”) and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom sold certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC made a cash subscription for shares of Tower Company. The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. The first tranche Cash Consideration, remaining Cash Consideration and related VAT of RMB3,000 million, RMB18,322 million and RMB382 million payable by Tower Company were settled in February 2016, December 2017 and June 2019, respectively.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 191 46. MATERIAL RELATED PARTY TRANSACTIONS (Continued) 46.1 Connected transactions with Unicom Group and its subsidiaries (Continued) (a) Recurring transactions (Continued) (xi) Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries, including deposit services, lending and other credit services, and other financial services. For the lending services from Finance Company to Unicom Group and its subsidiaries, the interest rate will follow the interest rate standard promulgated by the People’s Bank of China, and will be no less than the minimum interest rate offered to other clients for the same type of loan, and the applicable interest rate offered to Unicom Group by the general commercial banks in PRC for the same type of loan. (b) Amounts due from and to Unicom Group and its subsidiaries Amount due from Unicom Group and its subsidiaries as at 31 December 2019 included loans from Finance Company to Unicom Group and its subsidiaries of RMB7,704 million in total with respective floating interest rate agreed at 90% to 110% of the benchmark interest rate published by the People’s Bank of China (“PBOC”) for the same class of loans (2018: RMB7,404 million with floating interest rate at 90% to 110% of the benchmark interest rate published by the PBOC). Apart from the above and as disclosed in Note 46.3 below, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above. 46.2 Related party transactions with Tower Company (a) Related party transactions (i) Sale of Tower Assets to Tower Company On 14 October 2015, CUCL and Unicom Horizon Mobile Communications Company Limited (a wholly- owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”), China Telecom Corporation Limited (“China Telecom”), China Reform Holdings Corporation Limited (“CRHC”) and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom sold certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC made a cash subscription for shares of Tower Company. The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. The first tranche Cash Consideration, remaining Cash Consideration and related VAT of RMB3,000 million, RMB18,322 million and RMB382 million payable by Tower Company were settled in February 2016, December 2017 and June 2019, respectively.

192 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 46. MATERIAL RELATED PARTY TRANSACTIONS (Continued) 46.2 Related party transactions with Tower Company (Continued) (a) Related party transactions (Continued) (ii) Lease of the Tower Assets and other related services On 8 July 2016, CUCL and Tower Company entered into a framework agreement to confirm the pricing and related arrangements in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement finalised terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently. On 31 January 2018, after further arm-length negotiations and discussions, CUCL and Tower Company agreed on certain supplementary provisions based on the Agreement dated 8 July 2016, which mainly relate to a reduction in cost-plus margin of Tower Company which forms the benchmark for pricing and an increase in co-tenancy discount rates offered to the Group regarding towers under co-sharing arrangements. The new terms apply to the leased tower portfolio as confirmed by both parties are effective from 1 January 2018 for a period of five years. The Group has initially applied IFRS/HKFRS 16 as from 1 January 2019. Based on IFRS/HKFRS 16, the minimum amount of lease payments payable by the Group under the terms of the arrangement in connection with its use of telecommunications towers and related assets had resulted in recognition of a lease liability with the balance of RMB22,076 million, and a right-of-use asset with the balance of RMB21,269 million as at 31 December 2019. In addition, the Group recorded depreciation of right-of-use asset of RMB6,498 million, interest expense of RMB894 million, and variable lease payments and other related service charges of RMB10,492 million in its consolidated statement of comprehensive income for the year ended 31 December 2019. The total amounts of lease payments and service charges incurred by the Group under the Agreement with Tower Company for the year ended 31 December 2019 were RMB17,652 million (2018: RMB15,982 million). The related payable balance to Tower Company included in the balance of amounts due to related parties as at 31 December 2019 was RMB2,745 million (2018: RMB2,635 million). (iii) Income from engineering design and construction services The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company. Income for the year ended 31 December 2019 was RMB262 million (2018: RMB235 million). Except as mentioned in (a), amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described above.192 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 46. MATERIAL RELATED PARTY TRANSACTIONS (Continued) 46.2 Related party transactions with Tower Company (Continued) (a) Related party transactions (Continued) (ii) Lease of the Tower Assets and other related services On 8 July 2016, CUCL and Tower Company entered into a framework agreement to confirm the pricing and related arrangements in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement finalised terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently. On 31 January 2018, after further arm-length negotiations and discussions, CUCL and Tower Company agreed on certain supplementary provisions based on the Agreement dated 8 July 2016, which mainly relate to a reduction in cost-plus margin of Tower Company which forms the benchmark for pricing and an increase in co-tenancy discount rates offered to the Group regarding towers under co-sharing arrangements. The new terms apply to the leased tower portfolio as confirmed by both parties are effective from 1 January 2018 for a period of five years. The Group has initially applied IFRS/HKFRS 16 as from 1 January 2019. Based on IFRS/HKFRS 16, the minimum amount of lease payments payable by the Group under the terms of the arrangement in connection with its use of telecommunications towers and related assets had resulted in recognition of a lease liability with the balance of RMB22,076 million, and a right-of-use asset with the balance of RMB21,269 million as at 31 December 2019. In addition, the Group recorded depreciation of right-of-use asset of RMB6,498 million, interest expense of RMB894 million, and variable lease payments and other related service charges of RMB10,492 million in its consolidated statement of comprehensive income for the year ended 31 December 2019. The total amounts of lease payments and service charges incurred by the Group under the Agreement with Tower Company for the year ended 31 December 2019 were RMB17,652 million (2018: RMB15,982 million). The related payable balance to Tower Company included in the balance of amounts due to related parties as at 31 December 2019 was RMB2,745 million (2018: RMB2,635 million). (iii) Income from engineering design and construction services The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company. Income for the year ended 31 December 2019 was RMB262 million (2018: RMB235 million). Except as mentioned in (a), amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described above.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 193

46. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

46.3 Related party transactions with Unicom Group and its subsidiaries

(a) Related party transactions

	Note	2019	2018
Transactions with Unicom Group and its subsidiaries:			
Unsecured entrusted loan from A Share Company	(i)	—	3,042
Repayment of unsecured entrusted loan to Unicom Group	(ii)	—	1,344
Interest expenses on unsecured entrusted loan	(i)	132	10
Loan from a related party	(iii)	—	48
Repayment of loan from a related party	(iii)	48	435
Interests expenses on loan from a related party	(iii)	—	12
Net deposits by Unicom Group and its subsidiaries with Finance Company	(iv)	258	2,336
Interest expenses on the deposits in Finance Company	(iv)	64	93

(i) On 26 December 2018, the Group borrowed an unsecured entrusted loan from A Share Company of RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

(ii) On 27 February 2017, the Group borrowed an unsecured entrusted loan from Unicom Group of RMB1,344 million with a maturity period of 1 year and interest rate at 3.92% per annum, which was fully repaid in February 2018.

(iii) On 21 December 2017, the Group borrowed a loan from Unicom Group BVI of RMB435 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.2%, which was fully repaid in December 2018.

On 28 December 2018, the Group borrowed a loan from Unicom Group BVI of RMB48 million with a maturity period of 1 year, of which RMB46 million with a maturity period of 1 year and interest rate at 4.77% per annum and HKD2 million with a maturity period of 1 year and floating interest rate at 1 year HIBOR plus 1.11%, and the loan was fully repaid in January 2019.

(iv) Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries. For the deposit services, the interest rate for deposits placed by Unicom Group and its subsidiaries will be no more than the maximum interest rate promulgated by the PBOC for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

(b) Amounts due to Unicom Group and its subsidiaries

Amount due to Unicom Group and its subsidiaries as at 31 December 2019 included a balance of deposits received by Finance Company from Unicom Group and its subsidiaries of RMB4,879 million with interest rates ranging from 0.42% to 2.75% per annum for saving and deposits of different terms (2018: RMB4,621 million with interest rates ranging from 0.42% to 2.75% per annum).

Amount due to Unicom Group and its subsidiaries as at 31 December 2019 and 2018 also included a balance of unsecured entrusted loan from A Share Company of approximately RMB3,042 million with a maturity period of 5 years and interest rate at 4.28% per annum.

194

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

47. CONTINGENCIES AND COMMITMENTS

47.1 Capital commitments

As at 31 December 2019 and 2018, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	2019			2018
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	3,014	20,860	23,874	18,381
Authorised but not contracted for	7,905	39,740	47,645	39,496
	10,919	60,600	71,519	57,877

47.2 Lease and other commitments

As at 31 December 2018, the total future minimum payments under non-cancellable operating leases and other commitments were payable as follows:

	Land and buildings	Equipment	Ancillary facilities*	Total**
Arrangements expiring:				
— not later than one year	1,147	7,524	4,154	12,825
— later than one year and not later than five years	2,044	25,098	12,825	39,967
— later than five years	290	1,669	—	1,959
	3,481	34,291	16,979	54,751

* The amount included payment commitments for non-lease elements.

** Variable lease payments are not included in the commitments.

The Group is the lessee in respect of telecommunications equipment, properties and other assets under leases which were previously classified as operating leases under IAS/HKAS 17. The Group has initially applied IFRS/HKFRS 16 using the modified retrospective approach. Under this approach, the Group adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to these leases (see Note 2.2(c)). From 1 January 2019 onwards, future lease payments are recognised as lease liabilities in the consolidated statement of financial position in accordance with the policies set out in Note 2.2(c).

47.3 Contingent liabilities

As at 31 December 2019, the Group had no material contingent liabilities and no material financial guarantees issued.

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 195 48. COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION As at 31 December 2019 2018 Note ASSETS Non-current assets Property, plant and equipment 3 4 Investments in subsidiaries 237,426 237,301 Loan to a subsidiary 12,241 6,829 Right-of-use assets 31 — Financial assets at fair value through other comprehensive income 3,125 3,698 252,826 247,832 Current assets Loan to subsidiaries — 5,615 Amounts due from subsidiaries 230 223 Dividend receivable 15,804 4,612 Prepayments and other current assets 22 23 Cash and cash equivalents 796 969 16,852 11,442 Total assets 269,678 259,274 EQUITY Equity attributable to equity shareholders of the Company Share capital 254,056 254,056 Reserves (7,461) (6,888) Retained profits — Proposed final dividend 4,529 4,100 — Others 17,492 6,915 Total equity 268,616 258,183 CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 195 48. COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION As at 31 December 2019 2018 Note ASSETS Non-current assets Property, plant and equipment 3 4 Investments in subsidiaries 237,426 237,301 Loan to a subsidiary 12,241 6,829 Right-of-use assets 31 — Financial assets at fair value through other comprehensive income 3,125 3,698 252,826 247,832 Current assets Loan to subsidiaries — 5,615 Amounts due from subsidiaries 230 223 Dividend receivable 15,804 4,612 Prepayments and other current assets 22 23 Cash and cash equivalents 796 969 16,852 11,442 Total assets 269,678 259,274 EQUITY Equity attributable to equity shareholders of the Company Share capital 254,056 254,056 Reserves (7,461) (6,888) Retained profits — Proposed final dividend 4,529 4,100 — Others 17,492 6,915 Total equity 268,616 258,183

196 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 48. COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION (Continued) As at 31 December 2019 2018 Note LIABILITIES Non-current liabilities Lease liabilities 10 — 10 — Current liabilities Lease liabilities 21 — Accounts payable and accrued liabilities 90 99 Loan from immediate holding company — 48 Taxes payable 21 24 Dividend payable 920 920 1,052 1,091 Total liabilities 1,062 1,091 Total equity and liabilities 269,678 259,274 Net current assets 15,800 10,351 Total assets less current liabilities 268,626 258,183 Note: The Company has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2. Approved and authorised for issue by the Board of Directors on 23 March 2020 and signed on behalf of the Board by: Wang Xiaochu Zhu Kebing Director Director196 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (All amounts in RMB millions unless otherwise stated) 48. COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION (Continued) As at 31 December 2019 2018 Note LIABILITIES Non-current liabilities Lease liabilities 10 — 10 — Current liabilities Lease liabilities 21 — Accounts payable and accrued liabilities 90 99 Loan from immediate holding company — 48 Taxes payable 21 24 Dividend payable 920 920 1,052 1,091 Total liabilities 1,062 1,091 Total equity and liabilities 269,678 259,274 Net current assets 15,800 10,351 Total assets less current liabilities 268,626 258,183 Note: The Company has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2. Approved and authorised for issue by the Board of Directors on 23 March 2020 and signed on behalf of the Board by: Wang Xiaochu Zhu Kebing Director Director

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 197 49. COMPARATIVE FIGURES The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2. 50. NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD Proposed dividend After the statement of financial position date, the Board of Directors proposed a final dividend for 2019. For detail, please refer to Note 33. 51. APPROVAL OF FINANCIAL STATEMENTS The financial statements were approved by the Board of Directors on 23 March 2020.CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 197 49. COMPARATIVE FIGURES The Group has initially applied IFRS/HKFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. Further details of the changes in accounting policies are disclosed in Note 2. 50. NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD Proposed dividend After the statement of financial position date, the Board of Directors proposed a final dividend for 2019. For detail, please refer to Note 33. 51. APPROVAL OF FINANCIAL STATEMENTS The financial statements were approved by the Board of Directors on 23 March 2020.

198

FINANCIAL SUMMARY

For the five-year ended 31 December 2019

(All amounts in RMB millions, except per share data)

Selected financial summary for 2015 to 2019, including selected consolidated statement of income data and consolidated statement of financial position data for 2015, 2016, 2017, 2018 and 2019 were prepared in accordance with IFRS/HKFRSs.

RESULTS

Selected Statement of Income Data

	2019	2018	2017	2016	2015
Revenue	290,515	290,877	274,829	274,197	277,049
Interconnection charges	(11,513)	(12,579)	(12,617)	(12,739)	(13,093)
Depreciation and amortisation	(83,080)	(75,777)	(77,492)	(76,805)	(76,738)
Network, operation and support expenses	(43,236)	(55,077)	(54,507)	(51,167)	(42,308)
Employee benefit expenses	(50,516)	(48,143)	(42,471)	(36,907)	(35,140)
Costs of telecommunications products sold	(26,412)	(27,604)	(26,643)	(39,301)	(46,079)
Other operating expenses	(64,480)	(62,561)	(57,166)	(54,585)	(52,927)
Finance costs	(2,123)	(1,625)	(5,734)	(5,017)	(6,934)
Interest income	1,272	1,712	1,647	1,160	438
Share of net profit/(loss) of associates	1,359	2,477	893	204	(759)
Share of net profit/(loss) of joint ventures	646	598	574	153	(42)
Other income — net	1,735	783	1,280	1,591	10,568
Profit before income tax	14,167	13,081	2,593	784	14,035
Income tax expenses	(2,795)	(2,824)	(743)	(154)	(3,473)
Profit for the year	11,372	10,257	1,850	630	10,562
Attributable to:					
Equity shareholders of the Company	11,330	10,197	1,828	625	10,562
Non-controlling interests	42	60	22	5	—
Earnings per share for profit attributable to equity shareholders of the Company					
— basic (RMB)	0.37	0.33	0.07	0.03	0.44
— diluted (RMB)	0.37	0.33	0.07	0.03	0.44

CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 199 RESULTS (Continued) Selected Statement of Financial Position Data 2019 2018 2017 2016 2015 Property, plant and equipment 367,401 384,475 416,596 451,115 454,631 Right-of-use assets 43,073 ———— Financial assets at fair value through other comprehensive income 3,323 3,903 4,286 4,326 4,852 Current assets 83,595 75,909 76,722 82,218 56,670 Accounts receivable 17,233 14,433 13,964 13,622 14,957 Cash and cash equivalents 34,945 30,060 32,836 23,633 21,755 Total assets 562,499 540,320 571,983 614,154 610,346 Lease liabilities (non-current portion) 21,535 ———— Current liabilities 205,190 214,910 242,622 342,655 336,074 Accounts payable and accrued liabilities 121,564 122,458 125,260 143,224 167,396 Short-term bank loans 5,564 15,085 22,500 76,994 83,852 Lease liabilities (current portion) 10,790 ———— Commercial papers 8,995 — 8,991 35,958 19,945 Current portion of promissory notes — — 17,960 18,976 2,499 Current portion of corporate bonds — 16,994 — 2,000 — Current portion of long-term bank loans 437 441 410 161 84 Long-term bank loans 2,869 3,173 3,473 4,495 1,748 Promissory notes 998 — — 17,906 36,928 Corporate bonds 2,998 999 17,981 17,970 2,000 Total liabilities 241,744 226,034 267,636 386,472 379,130 Total equity 320,755 314,286 304,347 227,682 231,216 CHINA UNICOM (HONG KONG) LIMITED ANNUAL REPORT 2019 199 RESULTS (Continued) Selected Statement of Financial Position Data 2019 2018 2017 2016 2015 Property, plant and equipment 367,401 384,475 416,596 451,115 454,631 Right-of-use assets 43,073 ———— Financial assets at fair value through other comprehensive income 3,323 3,903 4,286 4,326 4,852 Current assets 83,595 75,909 76,722 82,218 56,670 Accounts receivable 17,233 14,433 13,964 13,622 14,957 Cash and cash equivalents 34,945 30,060 32,836 23,633 21,755 Total assets 562,499 540,320 571,983 614,154 610,346 Lease liabilities (non-current portion) 21,535 ———— Current liabilities 205,190 214,910 242,622 342,655 336,074 Accounts payable and accrued liabilities 121,564 122,458 125,260 143,224 167,396 Short-term bank loans 5,564 15,085 22,500 76,994 83,852 Lease liabilities (current portion) 10,790 ———— Commercial papers 8,995 — 8,991 35,958 19,945 Current portion of promissory notes — — 17,960 18,976 2,499 Current portion of corporate bonds — 16,994 — 2,000 — Current portion of long-term bank loans 437 441 410 161 84 Long-term bank loans 2,869 3,173 3,473 4,495 1,748 Promissory notes 998 — — 17,906 36,928 Corporate bonds 2,998 999 17,981 17,970 2,000 Total liabilities 241,744 226,034 267,636 386,472 379,130 Total equity 320,755 314,286 304,347 227,682 231,216

200

CORPORATE INFORMATION

BOARD OF DIRECTORS (As At 23 March 2020)

Executive Directors
Wang Xiaochu *Executive Director, Chairman and Chief Executive Officer*
Li Fushen *Executive Director*
Zhu Kebing *Executive Director and Chief Financial Officer*
Fan Yunjun *Executive Director and Senior Vice President*

Non-Executive Director
Cesareo Alierta Izuel

Independent Non-Executive Directors
Cheung Wing Lam Linus
Wong Wai Ming
Chung Shui Ming Timpson
Law Fan Chiu Fun Fanny

Audit Committee
Wong Wai Ming *(Chairman)*
Cheung Wing Lam Linus
Chung Shui Ming Timpson
Law Fan Chiu Fun Fanny

Remuneration Committee
Cheung Wing Lam Linus *(Chairman)*
Wong Wai Ming
Chung Shui Ming Timpson

Nomination Committee
Chung Shui Ming Timpson *(Chairman)*
Wang Xiaochu
Law Fan Chiu Fun Fanny

QUALIFIED ACCOUNTANT AND COMPANY SECRETARY

Yung Shun Loy Jacky

AUDITOR

KPMG
Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance

LEGAL ADVISORS

Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

REGISTERED OFFICE

75th Floor,
The Center, 99 Queen's Road Central,
Hong Kong
Tel: (852) 2126 2018

MAJOR SUBSIDIARY

China United Network Communications Corporation Limited
No. 21 Financial Street,
Xicheng District, Beijing 100033, P.R.C.
Tel: (86) 10 6625 9550

SHARE REGISTRAR

Hong Kong Registrars Limited
Shops 1712-1716,
17th Floor, Hopewell Centre
183 Queen's Road East,
Wanchai, Hong Kong
Tel: (852) 2862 8555
Fax: (852) 2865 0990
Email: hkinfo@computershare.com.hk

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York Mellon
Shareholder Services
P.O. Box 505000,
Louisville, KY 40233-5000
Tel: 1-888-269-2377 (toll free in USA)
1-201-680-6825 (international)
Email: shrrelations@bnymellon.com

PUBLICATIONS

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission by 30 April 2020. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong China Unicom (Hong Kong) Limited
75th Floor, The Center,
99 Queen's Road Central, Hong Kong

United States The Bank of New York Mellon
240 Greenwich Street,
New York, NY 10286, USA

STOCK CODE

Hong Kong Stock Exchange: 0762
New York Stock Exchange: CHU
ISIN: US16945R1041
CUSIP: 16945R104

COMPANY WEBSITE

www.chinaunicom.com.hk

www . chinaunicom .com.hkwww . chinaunicom .com.hk

CHINA UNICOM (HONG KONG) LIMITED

75th Floor, The Center, 99 Queen's Road Central, Hong Kong
Tel : (852) 2126 2018 Fax : (852) 2126 2016

www.chinaunicom.com.hk

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